Form 10-K, Exhibit 13
period 1996-07-31
FINANCIAL FEDERAL CORP
filed 1996-10-28
CIK 854711

EXHIBIT 13.1

                                     [LOGO]
                                    FINANCIAL
                                     FEDERAL
                                   CORPORATION


[GRAPHIC] VARIOUS PHOTOS
                               1996 ANNUAL REPORT

CORPORATE PROFILE

FINANCIAL FEDERAL CORPORATION IS A MAJOR, INDEPENDENT

FINANCIAL SERVICES COMPANY ENGAGED IN FINANCING

INDUSTRIAL,  COMMERCIAL AND PROFESSIONAL EQUIPMENT

THROUGH  INSTALLMENT  SALES, CAPITAL LOANS AND LEASING

PROGRAMS FOR MANUFACTURERS,  DEALERS AND USERS OF

SUCH EQUIPMENT ON A NATIONWIDE BASIS.

FINANCIAL HIGHLIGHTS
(in thousands, except per share data)


for years ended July 31,                     1996       1995       1994       1993       1992
-----------------------------------------------------------------------------------------------
Finance Receivables, net ...............   $429,698   $339,299   $268,642   $206,145   $171,817
Total Assets ...........................    433,087    342,936    271,987    209,609    175,112
Total Senior Debt ......................    310,830    249,270    184,848    134,628    107,884
Total Subordinated Debt ................      6,957     21,957     22,682     24,189     24,500
Stockholders' Equity ...................     94,191     58,075     50,523     41,727     36,426
Revenues ...............................     43,523     34,951     25,866     22,911     21,903
Net Earnings ...........................      9,610      7,209      5,944      4,968      3,760
Earnings per common share, primary .....       1.01       0.80       0.69       0.58       0.67
Earnings per common share, fully diluted       1.01       0.80       0.69       0.57       0.67

[THE FOLOWING 3 TABLES WERE REPRESENTED BY BAR GRAPHS IN THE PRINTED MATERIAL]



FINANCE RECEIVABLES              REVENUES                NET EARNINGS
  (in millions)               (in millions)             (in millions)

DEAR SHAREHOLDER:

[GRAPHIC] PHOTO OF CRANE

     Fiscal 1996 was the Company's best year ever. Net earnings increased by over 33% to $9.6 million, net finance receivables increased by 27% to $430 million, net credit losses remained at minimal levels and tangible net worth increased from $58 million to $94 million. The Company replaced, upon maturity in September 1995, its institutional subordinated debt with senior borrowings bearing lower rates of interest which resulted in a reduction of interest expense for the year in excess of $750,000. Overall, funding costs were further reduced as the Company's credit status continued to improve and the financial community recognized Financial Federal's investment grade status. In order to accommodate portfolio and geographic growth, the Company increased its management, marketing, administrative and managerial staffing. The national economy remained strong and, during the second half of our fiscal year, market interest rates trended down. The combination of the Company's continued growth of its receivables portfolio, favorable loss experience, strong general economic conditions, the reduction of the Company's borrowing costs and the significant increase in the Company's net worth, contributed to the enhancement of the Company's earnings results for fiscal 1996.

     Fiscal 1996 was a dynamic and exciting year for Financial Federal. Many strategic objectives were successfully completed that have positioned the Company for significant growth.

     The capitalization and financial standing of the Company was substantially strengthened during the year.

     o In December 1995 and January 1996, Financial Federal Credit Inc. ("Credit"), the Company's major operating subsidiary, received commercial paper investment grade ratings from both Fitch Investors Services ("F-2") and Duff & Phelps Credit Rating Company ("D-2"). In addition, Fitch Investors Services assigned an investment grade rating of "BBB" to Credit's ability to meet senior obligations. Obtaining such ratings was a major achievement for our Company and was predicated on the Company's exceptional operating history and financial position. To our knowledge, in recent years, there is no other independent financial service company of our size which has obtained such investment grade ratings.

     o In April, Credit privately placed $55 million of 5 1/2 year senior unsecured debt at an annual interest rate of 6.76% with a group of insurance companies led by Principal Mutual Life Insurance Company.

     o In May, Financial Federal raised over $26 million of additional common equity through the successful completion of a 1.7 million share public offering of common stock which was managed by Prudential Securities and NatWest Markets.

     o The Company's investment grade status enabled the Company, in May, to commence a $100 million dealer-placed commercial paper program. The program was well-received by the investment community and quickly oversubscribed and, therefore, increased to $200 million in June and $250 million in early September. BA Securities Inc. and The Chicago Corporation have been engaged as dealers of the Company's commercial paper. As of July 31, 1996, the Company had $190 million in commercial paper outstanding, which represented 70% of its then money market borrowing requirements.

     o In support of its commercial paper and bank borrowings, the Company had $377.5 million of committed bank credit facilities at year end, of which over $60 million contractually expires during fiscal 1998 and $190 million expires during the ensuing two fiscal years. The Company had, as of July 31, over $120 million of unused committed bank facilities in excess of its bank borrowings and commercial paper support needs.

     o In December, the Company declared a 3-for-2 stock split effected in the form of a stock dividend, which was paid in January.

     The Company's financial strength and earnings potential have never been stronger. As of the end of the Company's fiscal year, its tangible net worth was in excess of $94 million and is expected to exceed the $100 million mark during fiscal 1997. Based on the Company's current capital structure and its maximum contractual permitted debt-to-equity ratios with its lenders, it can incur over $700 million of unsecured senior debt. Therefore, the Company, over time, is in a position to substantially increase the size of its receivables portfolio without the necessity of raising additional common or preferred equity, selling or securitizing its receivables and/or placing costly subordinated debt.

                         2 FINANCIAL FEDERAL CORPORATION

     In July 1996, the Company called its $7.0 million variable rate subordinated debt due September 1, 2000, subject to the holders of same having an option to accept replacement, fixed rate 8% subordinated debentures due March 2003. As of September 1, 1996, $4.7 million of such subordinated debt was retired at par.

     Over 90% of the Company's receivables are concentrated in four core business equipment categories, namely, (1) construction and material handling and processing, (2) over-the-road vehicles including trucks, trailers, vans and buses, (3) machine tool and manufacturing equipment, and (4) environmental waste equipment. The Company estimates that its market share of the domestic capital loan, financing and leasing market for such new and used equipment categories is less than one percent. Therefore, the potential for the Company to expand its lending, financing and leasing activities in such core categories is substantial.

     In general, middle market businesses that avail themselves of the Company's lending, finance and leasing services are privately owned, have a net worth in the $250,000 to $5 million range and sales in the $2 million to $25 million range. The average transaction when originally booked is in the range of $140,000 and is generally scheduled to be repaid in monthly installments of principal and interest over a 36 to 60 month period. The Company's present self-imposed maximum lending limit to a single customer is in the $7 million range and its single largest net receivable exposure is less than $5 million. The Company generally has a first lien on the primary equipment which is pledged to it as collateral. The Company focuses its lending, financing and leasing operations on equipment that is long-lived, not subject to major technological obsolescence, and, if need be, can be readily marketed by the Company directly or through public auction.

     The Company operates in a very competitive business environment. Most commercial banks offer equipment finance and/or leasing services to middle market businesses, especially those in their franchise area. In addition, there are numerous other finance and leasing companies, including some of the largest in the country, with which Financial Federal competes. To date, notwithstanding such intense competition from larger financial institutions that generally have lower funding costs, the Company has been able to grow successfully and profitably, which it attributes primarily to its managerial and marketing personnel's extensive specialized industry experience and their devotion to excel.

     To narrow the Company's funding cost disadvantage, vis-a-vis its larger competitors, the Company, as indicated above, has taken significant steps during fiscal 1996 to reduce its borrowing costs, primarily by accessing the commercial paper market and obtaining an investment grade rating on its ability to meet senior obligations. The Company continually endeavors to pursue ways to lower its funding costs.

     The Company takes great pride in the 125 men and women who comprise its management, marketing and operational teams; their dedication and commitment to the Company since its founding has been most gratifying. In order to align their interests with those of our shareholders and to focus their efforts on continued increasing profitability, the Company has granted incentive stock options to the vast majority of its employees. This gives the Company's employees the opportunity to benefit from increases in the market value of the Company's stock, providing them with a strong financial incentive consistent with the goals of our other shareholders.

     My brother, Bernard G. Palitz, who is one of the founding members of the Financial Federal management group, relinquished his operating duties in November, 1995 as the senior executive in charge of the Company's Liability Management Department and stepped down as Chairman of the Board in July. Bernard, who just reached his 72nd year, has had a long and distinguished career in the financial service industry. We all thank him for his untiring devotion to the Company, its employees and shareholders.

     I wish to thank all our employees, customers, funding sources and investors who, from the time the Company commenced business in March 1989, have continually demonstrated great confidence in us and our management team.

     We have, in just a few short years, built an exceptionally fine Company with a solid reputation of responsiveness, service and integrity. I am very proud of our achievements and the loyal support we have received from our stockholders. Financial Federal is a small but growing Company. We strive not to be the largest in our field of expertise, but to always be the best.

/S/ CLARENCE Y. PALITZ, JR.
----------------------------
CLARENCE Y. PALITZ, JR.

President and Chief Executive Officer
September 26, 1996

                         3 FINANCIAL FEDERAL CORPORATION

BUSINESS APPROACH

[GRAPHIC] PHOTO OF TRUCK

     In the dynamic and changing world of equipment financing, Financial Federal differentiates itself by providing the two most important ingredients--SERVICE and RELATIONSHIP.

     Our goal is not to be the largest finance and leasing company, nor to strain our financial and managerial resources to exponentially increase our market share, but to provide our customers with the best and most responsive financial services available. The Company's management group strives to establish and nurture long-standing and mutually rewarding relationships with its customers. While the Company's marketing representatives continually work toward introducing Financial Federal's services to new customers, the Company is also able to generate a large percentage of its new business volume from repeat business with its existing customer base. We listen to our customers and then custom-tailor a financial program that best meets the needs of all concerned.

[GRAPHIC] PHOTO OF CRANE

     Our experienced and industry-knowledgeable specialists in credit analysis and collateral evaluation understand the intricacies and nuances of our customers' businesses and the uses and valuations of the equipment being pledged, in many fields including the construction, transportation, production and environmental service industries. We recognize that within these different industries, customers have individual and varied needs. Our management group must understand such complexities in order to achieve our goal of delivering outstanding SERVICE and retaining customer RELATIONSHIPS.

     Financial Federal started in business less than eight years ago, and in that short period of time, through a commitment to excellence in service to its customer base, it has been able to grow steadily and profitably and become recognized as one of the finest financial SERVICE companies in the country.


                         4 FINANCIAL FEDERAL CORPORATION

[GRAPHIC] Photos

"FISCAL 1996 WAS

A DYNAMIC AND EXCITING

YEAR FOR FINANCIAL

FEDERAL . . . THE COMPANY'S

FINANCIAL STRENGTH AND

EARNINGS POTENTIAL HAVE

NEVER BEEN GREATER."


                         5 FINANCIAL FEDERAL CORPORATION

Financial Federal Corporation and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

General

The Company derives profits to the extent that its income exceeds its cost of borrowed funds, operating and administrative expenses, and provision for possible losses. The Company borrows funds in the wholesale markets to lend primarily to middle market businesses throughout the United States. State usury, lending and lien perfection rules and laws can regulate the Company's activities. In addition, certain states require the Company to obtain licenses in order to engage in certain types of business activities.

The Company's leasing activities are substantially identical in business terms to its lending and financing activities, differing only in legal and tax treatment.For financial reporting purposes, leases are treated as a financing arrangement. Whether a transaction is characterized and documented as a lease depends on management's evaluation of the customer's credit and the collateral, as well as the customer's desire to lease, and other factors. The types of equipment that the Company lends against, finances and leases, and the ongoing operational treatment of a transaction, is generally the same, regardless of the documentation used.

Comparison of Fiscal 1996 to Fiscal 1995

Finance income increased 25% to $43.5 million in fiscal 1996 from $35.0 million in fiscal 1995. The increase was primarily attributable to the 24% increase in average finance receivables outstanding to $388.0 million in1996 from $312.3 million in 1995. The growth in finance receivables was due to new financings which totaled $334.2 million in 1996, an increase of 28% over 1995. New financings increased as a result of the hiring of additional marketing personnel in 1996 and favorable economic conditions.

Interest expense, which is incurred on borrowings primarily used to fund finance receivables, increased 19% to $19.3 million in 1996 from $16.3 million in 1995. The overall increase was mainly due to the 27% increase in average borrowings during 1996 from 1995, offset by decreases in costs of funds and, to a lesser extent, average market interest rates.

Since the increase in finance income exceeded the increase in interest expense, finance income before provision for possible losses on finance receivables increased by 30% to $24.3 million in 1996 from $18.7 million in 1995. As a percentage of average finance receivables outstanding, finance income before provision for possible losses increased to 6.3% in 1996 from 6.0% in 1995. The increase was primarily due to the interest savings of approximately $750,000 from the replacement of the $15.0 million senior subordinated note, bearing a 12.27% interest rate, on September 1, 1995 with borrowings bearing lower interest rates and the interest savings of approximately $350,000 on the debt repaid from the net proceeds of the Company's 1.7 million share public offering of its common stock in May 1996.

The provision for possible losses on finance receivables increased 18% to $1.7 million in 1996 from $1.5 million in 1995. The increase was primarily due to the increase in finance receivables. See Note B(5) of Notes to Consolidated Financial Statements for the summary of activity in the allowance for possible losses.

Salaries and other expenses increased 23% to $7.1 million in 1996 from $5.8 million in 1995. The increase was primarily due to the hiring of additional marketing and other personnel and salary increases.

The provision for income taxes increased to $5.8 million in 1996 from $4.4 million in 1995 due to the increase in earnings before income taxes.

Net earnings increased by 33% to $9.6 million in 1996 from $7.2 million in 1995. Primary and fully diluted earnings per share increased by 26% to $1.01 per share in 1996 from $0.80 per share in 1995. The increase in earnings per share was lower than the increase in net earnings primarily due to the effect of the sale of 1.7 million shares of the Company's common stock in a public offering in May 1996.

Comparison of Fiscal 1995 to Fiscal 1994

Finance income increased by 35% to $35.0 million in fiscal 1995 from $25.9 million in fiscal 1994. Such increase was attributable primarily to a 32% increase in the average amount of finance receivables outstanding to $312.3 million during fiscal 1995 from $237.4 million during fiscal 1994. Additionally, average market interest rates increased from fiscal 1994 to fiscal 1995 which led to new business being booked at higher rates and to increases in rates on variable rate transactions. Additional marketing personnel have been hired which has led to increases in new business generated. To the extent new business is generated at a greater rate than collections are made, the outstanding finance receivables balance increases.


                         6 FINANCIAL FEDERAL CORPORATION

Interest expense increased by 64% to $16.3 million in fiscal 1995 from $9.9 million in fiscal 1994. Such increase was attributable mainly to an increase in average borrowed funds outstanding during fiscal 1995 of 28%. Additionally, average market interest rates increased from fiscal 1994 to fiscal 1995. Of the increase in total interest expense, approximately 60% is attributable to the increase in average borrowings and 40% to the increase in market interest rates.

Since the dollar amount of finance income increased greater than the dollar amount of interest expense increased during fiscal 1995, finance income before provision for possible losses on finance receivables increased by 17% to $18.7 million in fiscal 1995 from $16.0 million in fiscal 1994.

The provision for possible losses on finance receivables remained constant at $1.5 million for fiscal 1995 and 1994. This was attributable to management's determination that the allowance for possible losses on finance receivables as a percentage of finance receivables outstanding was adequate. Management continually evaluates the allowance for possible losses in light of past and current economic, industry, and geographic conditions. Such allowance equaled 1.85% of the finance receivables outstanding at July 31, 1995 and equaled 1.90% of the finance receivables outstanding at July 31, 1994.

Since finance income before such provision increased more in fiscal 1995 than such provision, net finance income increased by 19% to $17.2 million in fiscal 1995 from $14.5 million in fiscal 1994.

During the first quarter of fiscal 1995, the Company purchased from a holder of its subordinated debentures debentures in the face amount of $725,000 for $595,000, resulting in a gain of $130,000.

Salaries and other expenses increased by 16% to $5.8 million in fiscal 1995 from $5.0 million in fiscal 1994. The increase was due to the hiring of additional personnel during fiscal 1995 and, to a lesser extent, to the opening of a new full service office in Charlotte, North Carolina during the second quarter of fiscal 1995, as well as salary increases.

Earnings before income taxes increased by 22% to $11.6 million in fiscal 1995 from $9.5 million in fiscal 1994. The provision for income taxes increased to $4.4 million in fiscal 1995 from $3.5 million in fiscal 1994 due to the increase in such earnings. Net earnings increased by 21% to $7.2 million in fiscal 1995 from $5.9 million in fiscal 1994. Primary and fully diluted earnings per share increased by 16% to $0.80 per share in fiscal 1995 from $0.69 per share in fiscal 1994.

RECEIVABLE PORTFOLIO AND
ASSET QUALITY

Finance receivables outstanding increased $92.0 million to $437.7 million at July 31, 1996 from $345.7 at July 31, 1995. The increase is primarily due to the amount of new financings exceeding amounts collected. At July 31, 1996, Financial Federal Credit Inc. ("Credit," a wholly-owned subsidiary) had $436.0 million, or 99.6%, of total finance receivables and First Federal Commercial Inc. ("Commercial," a wholly-owned subsidiary) had the balance of finance receivables.

The Company's finance receivables reflect certain industry and geographic concentrations of credit risks. These concentrations arise from counterparties having similar economic characteristics that would cause their ability to meet their contractual obligations to the Company to be similarly affected by changes in economic or other conditions. The major industry concentrations are: trucking-20%, construction-17%, waste disposal-13% and cranes-11%. The major geographic concentrations are the: southwest-27%, southeast-25%, northeast-21% and central-17%.

Finance receivables on which the Company has suspended the recognition of income, $5.9 million at July 31, 1996, expressed as a percentage of total finance receivables outstanding, increased to 1.3% at July 31, 1996 from 1.0% at July 31, 1995.

The allowance for possible losses on finance receivables, $8.0 million at July 31, 1996, expressed as a percentage of total finance receivables outstanding, was approximately the same at July 31, 1996, 1.83%, as it was at July 31, 1995, 1.85%. The allowance is periodically reviewed by the Company's management and is based on management's current assessment of the risks inherent in the Company's finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of individual counterparties and other factors. Future increases in the level of the allowance may be necessary based on future changes in these factors.


                         7 FINANCIAL FEDERAL CORPORATION

Management believes that net credit losses on the Company's finance receivables have been historically low primarily due to favorable economic and industry conditions. Net credit losses, defined as write-downs of receivables less subsequent recoveries, expressed as a percentage of average finance receivables outstanding, was 0.34% in 1992, 0.31% in 1993, 0.13% in 1994, 0.08% in 1995 and
0.03% in 1996. Management does not currently expect that this trend will continue. Increases in the Company's net credit losses would have a negative impact on the Company's earnings through increased loss provisions.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations are dependent upon the continued availability of funds which are used primarily for the origination or acquisition of finance receivables and for the purchase of portfolios of finance receivables. The Company may obtain required funds from a variety of sources, including internal generation of funds, direct issuance of and dealer placed commercial paper, borrowings under revolving credit facilities, sales of common and preferred equity and placement of term debt.

The Company's total debt outstanding increased $46.6 million to $317.8 million at July 31, 1996 from $271.2 million at July 31, 1995. The Company also increased its stockholders' equity by $36.1 million to $94.2 million at July 31, 1996 from $58.1 million at July 31, 1995 and its net deferred income tax liability by $2.6 million to $8.9 million at July 31, 1996 from $6.3 million at July 31, 1995. These increases, together with increases in the Company's accrued expenses and other liabilities, were used to fund the increase in finance receivables.

During 1996, the Company improved its liquidity and capital structure. Credit obtained investment grade commercial paper ratings of "D-2" from Duff & Phelps Credit Rating Co. and "F-2" from Fitch Investors Services, Inc., which should reduce the Company's cost of funds (without giving effect to changes in market interest rates) and improve its access to capital. The Company completed a 1.7 million share public offering of its common stock in May 1996, receiving net proceeds of $26.3 million which was used to repay debt. In April 1996, Credit issued $55.0 million of senior institutional term notes maturing in September 2001. During the year, the Company increased its total committed unsecured revolving credit facilities by $47.5 million to $377.5 million at July 31, 1996 and increased the amount of these facilities that have original terms of two or more years by $175.0 million to $270.0 million at July 31, 1996. In the fourth quarter of 1996, Credit established a $200.0 million commercial paper program with recognized dealers in addition to the Company's existing direct commercial paper programs. At July 31, 1996, $190.0 million of commercial paper was outstanding.

In December 1995, the Company declared a three-for-two stock split effected in the form of a stock dividend which was paid in January 1996. In August 1996, the Company announced a $2.5 million common stock repurchase program and subsequently acquired 74,300 shares of its common stock for $941,000. Repurchases under this program are not expected to have a significant impact on the Company's earnings per share.

The Company has obtained most of its borrowings through Credit and has obtained the balance of its borrowings through Financial Federal Corporation ("Financial", the parent company). The Company may also borrow through Commercial. The sources of the Company's borrowings are described below.

Financial and Credit are each direct issuers of commercial paper. Credit also issues commercial paper through a $200.0 million program with recognized dealers. All of the Company's commercial paper is unsecured and matures within 270 days. Commercial paper outstanding at July 31, 1996 bore interest at fixed annual rates generally ranging from 5.4% to 6.0%. The Company has not obtained commitments from any purchaser of its commercial paper regarding additional or future purchases. It is the Company's policy to maintain aggregate unused bank committed revolving credit facilities in an amount at least equal to commercial paper outstanding.

At July 31, 1996, Credit had committed unsecured revolving credit facilities with an original term of one year or less aggregating $107.5 million with ten banks under which $31.0 million was outstanding. At July 31, 1996, Credit also had committed unsecured revolving credit facilities with original terms ranging from two to five years aggregating $265.0 million with seventeen banks under which $34.9 million was outstanding, and Financial had a $5.0 million committed


                         8 FINANCIAL FEDERAL CORPORATION
unsecured revolving credit facility with an original term of five years with a bank under which no borrowings were outstanding. At July 31, 1996, $15.0 million of long-term revolving credit facilities expire within one year. Amounts outstanding under all of these facilities bear interest at variable rates indexed to either domestic money market rates or LIBOR. Fees are paid to these banks in connection with these facilities. None of the banks is contractually obligated to renew its facility.

The following table presents information on the amounts outstanding and interest rates of the Company's commercial paper and bank borrowings under revolving credit facilities:

(dollars in millions)                1996      1995     1994
------------------------------------------------------------
Commercial Paper:
  Maximum amount
     outstanding during
     the year ................   $  192.5  $   25.1  $  25.6

  Average amount
   outstanding during the year       38.0      18.7     19.9

  Weighted average
    interest rate:
      During the year ........        5.8%      5.8%     4.4%
      End of the year ........        5.7       6.2      4.8

Bank borrowings:
  Maximum amount
   outstanding during the year   $  256.1  $  157.6  $  92.9

  Average amount
   outstanding during the year      178.1      94.6     74.0

  Weighted average
    interest rate:
      During the year ........        6.3%      6.5%     4.6%
      End of the year ........        6.1       6.7      5.3

At July 31, 1996, the Company reported $255.0 million of commercial paper and bank borrowings as long-term senior debt in its financial statements based on its long-term revolving credit facilities that expire after one year.

In April 1996, Credit issued $55.0 million of institutional term notes to insurance companies. The notes are due September 1, 2001 and bear interest, payable semi-annually, at the annual rate of 6.76%. Prepayments of the notes are subject to a premium based on a yield maintenance formula.

In July 1996, Financial called its $7.0 million of variable rate subordinated debentures at face value, offering holders the option to receive amended debentures. As a result, $4.7 million of these debentures were repaid and $2.3 million of amended debentures were issued subsequent to year-end. The amended debentures, due on March 1, 2003, bear interest, payable semi-annually, at an annual rate of 8.0%, and contain a penalty for prepayments made prior to September 1, 1999. The original debentures bore interest at the prime rate, as defined, with minimum and maximum rates of 8.0% and 13.0%.

The institutional term notes and the bank revolving credit facilities contain certain restrictive covenants including limitations on indebtedness, encumbrances, investments, dividends and other distributions from Credit to Financial, sales of assets, mergers and other business combinations, capital expenditures and the minimum adjusted net worth of Credit.

At July 31, 1996, $43.6 million of the Company's retained earnings and paid-in-capital was free of restrictions on dividends or other distributions to its stockholders.

INTEREST RATES AND SENSITIVITY

The table below provides information regarding the net yield of the Company's finance receivables, its cost of borrowed funds and the resulting net interest spread.

                                  Year ended July 31,
                               1996      1995      1994
--------------------------------------------------------
Average yield of finance
  receivables ..........       11.2%     11.2%     10.8%
Weighted average cost of
  borrowed funds .......        6.6%      6.9%      5.4%
                               -------------------------
Net interest spread ....        4.6%      4.3%      5.4%
                               =========================


The Company's finance receivables consist of fixed rate and variable rate transactions. At July 31, 1996, $319.2 million, or 73%, of finance receivables provide for interest at fixed rates and $118.5 million, or 27%, of finance receivables provide for interest at variable rates which reprice with changes in the prime rate, as defined. Finance receivables generally have original maturities ranging from two to five years and provide for monthly installments. The Company experiences some prepayments of its finance receivables.


                         9 FINANCIAL FEDERAL CORPORATION

At July 31, 1996, fixed rate long-term debt of $55.0 million, stockholders' equity of $94.2 million and net deferred income tax liability of $8.9 million totaled $158.1 million and variable rate debt totaled $262.8 million. Most of the Company's variable rate debt reprices at regular intervals. At July 31, 1996, total commercial paper and bank borrowings outstanding of $255.8 million was scheduled to reprice or mature as follows: $219.0 million, or 86%, within one month, $26.8 million, or 10%, within the following two months and the remainder, $10.0 million, or 4%, within the following six months.

Since the amount of the Company's fixed rate finance receivables exceeds the total of its fixed rate long-term debt, stockholders' equity and net deferred income tax liability, its net interest spread could be affected by fluctuations in market interest rates. During 1996, the Company reduced its reliance on variable rate debt by issuing $55.0 million of fixed rate 5 1/2 year term debt and by increasing its stockholders' equity by $26.3 million from the sale of 1.7 million shares of common stock.

The Company does not seek to match maturities of its debt to its receivables.

NEW ACCOUNTING STANDARDS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This statement requires either the recognition or disclosure of compensation expense based on the fair value of equity instruments granted to employees. As permitted by SFAS 123, the Company has elected to adopt the disclosure provisions of this standard in 1997.

The Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," as of August 1, 1995. These statements require impaired loans to be measured based on the present value of the expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. These standards do not apply to leases. The adoption of these standards did not have a material effect on the Company's operating results.

STOCK PRICE HISTORY AND
DIVIDEND POLICY

The Company's common stock is traded on the American Stock Exchange under the symbol "FIF." The table below sets forth, for the periods indicated, the high and low closing sales prices per share of the common stock as reported by the American Stock Exchange, adjusted for the January 1996 three-for-two stock split.

                                                       Price Range
Fiscal year 1996                                  High                Low
---------------------------------------------------------------------------
First Quarter ended
  October 31, 1995 .....................      $   14.59           $   11.75
Second Quarter ended
  January 31, 1996 .....................      $   16.50           $   13.92
Third Quarter ended
  April 30, 1996 .......................      $   16.88           $   15.13
Fourth Quarter ended
  July 31, 1996 ........................      $   17.13           $   12.63


The Company presently has no intention of paying cash dividends in the foreseeable future.




                        10 FINANCIAL FEDERAL CORPORATION

Financial Federal Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEET

                                                                                                               July 31,
                                                                                                    1996                    1995
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash .................................................................................         $   2,426,000          $   3,090,000
Finance receivables ..................................................................           437,706,000            345,694,000
  Less allowance for possible losses .................................................            (8,008,000)            (6,395,000)
                                                                                               ------------------------------------
Finance receivables--net .............................................................           429,698,000            339,299,000
                                                                                               ------------------------------------
Other assets .........................................................................               963,000                547,000
                                                                                               ------------------------------------
    TOTAL ............................................................................         $ 433,087,000          $ 342,936,000
                                                                                               ====================================

LIABILITIES

Senior debt:
  Short-term ($6,816,000 due to related parties in 1995) .............................         $     830,000          $  99,270,000
  Long-term ($9,376,000 due to related parties in 1996) ..............................           310,000,000            150,000,000
Accrued interest, taxes and other liabilities ........................................            12,160,000              7,347,000
Senior subordinated note .............................................................            15,000,000
Subordinated debentures ($3,178,000 due to related parties in 1996 and 1995) .........             6,957,000              6,957,000
Deferred income taxes ................................................................             8,949,000              6,287,000
                                                                                               ------------------------------------
    Total liabilities ................................................................           338,896,000            284,861,000
                                                                                               ------------------------------------
STOCKHOLDERS' EQUITY

Preferred stock--$1 par value, authorized 500,000 shares, none issued
Common stock--$.50 par value, authorized shares: 25,000,000 in 1996 and
  10,000,000 in 1995, issued shares: 9,960,000 in 1996 and 5,580,000 in 1995 .........             4,980,000              2,790,000
Additional paid-in capital ...........................................................            58,289,000             33,201,000
Warrants--issued and outstanding 1,071,000 in 1996 and 1995 ..........................                29,000                 29,000
Retained earnings ....................................................................            30,893,000             23,495,000
Treasury stock, at cost--96,000 shares ...............................................                                   (1,440,000)
                                                                                               ------------------------------------
    Total stockholders' equity .......................................................            94,191,000             58,075,000
                                                                                               ------------------------------------
    TOTAL ............................................................................         $ 433,087,000          $ 342,936,000
                                                                                               ====================================

The notes to consolidated financial statements are made a part hereof.


                        11 FINANCIAL FEDERAL CORPORATION

Financial Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    Common Stock--$.50 Par Value
                                                 ---------------------------------------
                                                                              Additional
                                                 Number of                     Paid-in                    Retained       Treasury
                                                  Shares       Par Value       Capital      Warrants      Earnings        Stock
------------------------------------------------------------------------------------------------------------------------------------
Balance at August 1, 1993 .................     4,854,000    $  2,427,000    $ 28,873,000    $ 85,000   $ 10,342,000
Exercise of stock options .................       234,000         117,000       1,357,000
Tax benefit relating to stock options .....                                       376,000
Exercise of stock warrants in exchange for:
  Cash ....................................       170,000          85,000         871,000     (21,000)
  Subordinated debentures .................       274,000         137,000       1,405,000     (35,000)
Purchase of common stock for treasury .....                                                                             $(1,440,000)
Net earnings ..............................                                                                5,944,000
                                               -------------------------------------------------------------------------------------
Balance at July 31, 1994 ..................     5,532,000       2,766,000      32,882,000      29,000     16,286,000     (1,440,000)
Exercise of stock options .................        48,000          24,000         282,000
Tax benefit relating to stock options .....                                        37,000
Net earnings ..............................                                                                7,209,000
                                               -------------------------------------------------------------------------------------
Balance at July 31, 1995 ..................     5,580,000       2,790,000      33,201,000      29,000     23,495,000     (1,440,000)
Retirement of treasury stock ..............       (96,000)        (48,000)       (552,000)                  (840,000)     1,440,000
Exercise of stock options .................        31,000          16,000         150,000
Three-for-two stock split .................     2,745,000       1,372,000                                 (1,372,000)
Sale of common stock ......................     1,700,000         850,000      25,490,000
Net earnings ..............................                                                                9,610,000
                                               -------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1996 ..................     9,960,000    $  4,980,000    $ 58,289,000    $ 29,000   $ 30,893,000    $      --
                                               =====================================================================================

The notes to consolidated financial statements are made a part hereof.

                        12 FINANCIAL FEDERAL CORPORATION

Financial Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                         Year Ended July 31,
                                                                              1996             1995            1994
------------------------------------------------------------------------------------------------------------------------
Finance income:
  Loan obligations ...................................                     $29,533,000      $24,654,000      $17,264,000
  Lease obligations ..................................                      13,990,000       10,297,000        8,602,000
                                                                           ---------------------------------------------
    Total finance income .............................                      43,523,000       34,951,000       25,866,000
  Interest expense ...................................                      19,271,000       16,253,000        9,886,000
                                                                           ---------------------------------------------
Finance income before provision for possible losses on
  finance receivables ................................                      24,252,000       18,698,000       15,980,000
Provision for possible losses on finance receivables .                       1,710,000        1,450,000        1,475,000
                                                                           ---------------------------------------------
    Net finance income ...............................                      22,542,000       17,248,000       14,505,000
Miscellaneous income .................................                                          130,000
Salaries and other expenses ..........................                      (7,113,000)      (5,806,000)      (5,021,000)
                                                                           ---------------------------------------------
Earnings before income taxes .........................                      15,429,000       11,572,000        9,484,000
Provision for income taxes ...........................                       5,819,000        4,363,000        3,540,000
                                                                           ---------------------------------------------
Net Earnings .........................................                     $ 9,610,000      $ 7,209,000      $ 5,944,000
                                                                           =============================================

Earnings per common share:

  Primary ............................................                     $      1.01      $      0.80      $      0.69
                                                                           =============================================

  Fully diluted ......................................                     $      1.01      $      0.80      $      0.69
                                                                           =============================================
Average number of shares used:

  Primary ............................................                       9,483,328        8,956,122        8,648,984
                                                                           =============================================

  Fully diluted ......................................                       9,508,538        8,970,057        8,649,339
                                                                           =============================================

The notes to consolidated financial statements are made a part hereof.

                        13 FINANCIAL FEDERAL CORPORATION

Financial Federal Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                     Year Ended July 31,
                                                                                1996             1995             1994
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings .................................................         $   9,610,000     $ 7,209,000      $ 5,944,000
  Adjustments to reconcile net earnings to net cash
  provided by operating activities:
      Depreciation and amortization ............................               206,000         156,000          103,000
      Provision for possible losses on finance receivables .....             1,710,000       1,450,000        1,475,000
      Amortization of deferred origination costs ...............             3,443,000       2,896,000        2,329,000
      Deferred income taxes ....................................             2,662,000       1,238,000        1,839,000
      Gain on repurchase of subordinated debenture .............                              (130,000)
      Decrease (increase) in other assets ......................              (368,000)         79,000          121,000
      Increase (decrease) in accrued interest,
        taxes and other liabilities ............................             4,813,000      (1,538,000)       3,030,000
                                                                         ----------------------------------------------
          Net cash provided by operating activities ............            22,076,000      11,360,000       14,841,000
                                                                         ----------------------------------------------
Cash flows from investing activities:
  Finance receivables:
    Originated .................................................          (358,512,000)   (261,135,000)    (226,456,000)
    Collected ..................................................           262,960,000     186,132,000      160,155,000
  Payments for office furniture and equipment ..................              (254,000)       (242,000)        (127,000)
                                                                         ----------------------------------------------
          Net cash (used in) investing activities ..............           (95,806,000)    (75,245,000)     (66,428,000)
                                                                         ----------------------------------------------
Cash flows from financing activities:
  Commercial paper:
    Maturities 90 days or less (net) ...........................           167,750,000     (10,591,000)     13,068,000
    Maturities greater than 90 days:
      Proceeds .................................................            24,866,000      21,565,000      25,929,000
      Repayments ...............................................           (14,341,000)    (20,997,000)    (31,742,000)
  Notes payable--banks (net) ...................................           (91,715,000)     74,445,000      17,965,000
  Proceeds from institutional term notes .......................            55,000,000
  Term loans--banks:
    Proceeds ...................................................                            35,000,000      25,000,000
    Repayments .................................................           (80,000,000)    (35,000,000)
  Repayment of senior subordinated note ........................           (15,000,000)
  Repurchase of subordinated debenture .........................                              (595,000)
  Proceeds from sale of common stock, net ......................            26,340,000
  Proceeds from exercise of:
    Stock options ..............................................               166,000         306,000       1,474,000
    Stock warrants .............................................                                               935,000
  Acquisition of treasury stock ................................                                            (1,440,000)
  Tax benefit relating to stock options ........................                                37,000         376,000
                                                                         ----------------------------------------------
          Net cash provided by financing activities ............            73,066,000      64,170,000      51,565,000
                                                                         ----------------------------------------------
Net Increase (Decrease) in Cash ................................              (664,000)        285,000         (22,000)
Cash--August 1 .................................................             3,090,000       2,805,000       2,827,000
                                                                         ----------------------------------------------
Cash--July 31 ..................................................         $   2,426,000     $ 3,090,000     $ 2,805,000
                                                                         ==============================================

Supplemental disclosures of cash flow information:

  Interest paid ................................................         $  18,163,000     $16,037,000     $ 9,787,000
                                                                         ==============================================

  Income taxes paid ............................................         $   3,003,000     $ 3,807,000     $   367,000
                                                                         ==============================================

The notes to consolidated financial statements are made a part hereof.

                        14 FINANCIAL FEDERAL CORPORATION

Financial Federal Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note A)--Summary of Significant
Accounting Policies:

(1) Principles of Consolidation--The consolidated financial statements include the accounts of Financial Federal Corporation (Financial) and its subsidiaries, Financial Federal Credit Inc. (Credit), First Federal Commercial Inc. and Financial Federal Commercial Inc. (collectively, the Company). Intercompany investments and advances have been eliminated.

(2) Business--The Company provides collateralized lending, financing and leasing services primarily to middle-market commercial enterprises located throughout the United States, representing diverse industries such as general construction, road and infrastructure construction and repair, manufacturing, trucking and waste disposal. The Company lends against, finances and leases a wide range of income-producing and labor-saving equipment such as cranes, earth movers, machine tools, personnel lifts, trailers and trucks.

(3) Income Recognition--The Company's finance receivables consist of loans and other financings and noncancelable leases. All leases are recorded as direct financing leases, where total lease payments, plus residual values recorded at the lowest of (i) any stated purchase option, (ii) the present value at the end of the initial lease term of rentals under any renewal options or (iii) the estimated fair value of the equipment at the end of the lease, less the cost of the leased equipment is recorded as unearned finance income.

Finance income is recognized over the term of receivables using the interest method. Costs incurred to originate or acquire receivables are deferred and amortized over the term of receivables using the interest method.

The Company suspends income recognition on finance receivables considered impaired (full collection of principal and interest being doubtful) by management. This typically occurs when (i) a payment is more than 120 days past due according to contractual terms, (ii) the counterparty becomes the subject of a bankruptcy proceeding or (iii) the underlying collateral is being liquidated. Impaired receivables are written down to the underlying collateral's currently estimated net liquidation value (if less than the recorded amount). Income recognition may be resumed when management believes full collection is probable. Any cash collected on impaired receivables is applied to the recorded investment.

The Company charges a general provision for possible losses on finance receivables against income in an amount to increase the allowance for possible losses to a level that management considers appropriate. Write-downs of impaired receivables are charged to the allowance for possible losses and subsequent recoveries of amounts written down are credited to the allowance. The allowance is reviewed periodically giving consideration to present and anticipated national and regional economic conditions, industry conditions, the status of the finance receivables, and other factors.

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," as of August 1, 1995. These statements require impaired loans to be measured based on the present value of the expected cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. These standards do not apply to leases. The adoption of these standards did not have a material effect on the Company's operating results.

(4) Income Taxes--The Company recognizes deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the financial statement and tax return bases of assets and liabilities and carryforwards using enacted tax rates. Deferred tax expense represents the net change in deferred tax assets and liabilities during the year.

(5) Earnings Per Share--Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents consist of dilutive stock options and warrants that are assumed to be exercised for the calculation.

(6) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(Note B)--Finance Receivables:

(1) Finance receivables consist of installment sales and secured loans (including line of credit arrangements), collectively referred to as loans, which provide for interest at fixed rates or variable rates, generally


                        15 FINANCIAL FEDERAL CORPORATION
indexed to the prime rate (as defined), and investments in direct financing leases, as follows:

                                      July 31,
                                 1996           1995
--------------------------------------------------------
Loans:
  Fixed rate ............   $190,851,000   $130,706,000
  Variable rate .........    100,053,000    103,129,000
                            ---------------------------
    Total ...............    290,904,000    233,835,000
Direct financing leases .    146,802,000    111,859,000
                            ---------------------------

    Finance receivables .   $437,706,000   $345,694,000
                            ===========================

(2) The investment in direct financing leases consists of the following:

                                       July 31,
                                 1996           1995
--------------------------------------------------------
Minimum lease
  payments receivable ..    $154,003,000   $116,128,000

Estimated unguaranteed
  residual values ......      22,526,000     21,071,000
Unearned finance income      (31,427,000)   (26,763,000)
Initial direct costs ...       1,700,000      1,423,000
                            ---------------------------
    Investment in direct
      financing leases .    $146,802,000   $111,859,000
                            ===========================


(3) Finance receivables generally provide for monthly installments of equal or varying amounts over periods not exceeding five years. Contractual maturities of finance receivables at July 31, 1996 are as follows:

                                                                    Direct
                               Fixed             Variable          Financing
                            Rate Loans          Rate Loans          Leases
------------------------------------------------------------------------------
Year ending
  July 31:
  1997 ...............     $ 66,041,000       $ 38,989,000       $ 54,597,000
  1998 ...............       56,130,000         27,986,000         44,151,000
  1999 ...............       40,288,000         19,288,000         31,756,000
  2000 ...............       20,335,000          9,608,000         17,400,000
  2001 ...............        7,047,000          3,541,000          5,645,000
  Thereafter .........        1,010,000            641,000            454,000
                           --------------------------------------------------
     Total ...........     $190,851,000       $100,053,000       $154,003,000
                           ==================================================

(4) The Company has suspended income recognition on finance receivables with a recorded investment of $5,894,000 (includes $4,489,000 of impaired loans) and $3,453,000 at July 31, 1996 and 1995, respectively. The average recorded investment in impaired loans was $3,185,000 in 1996.

(5) The allowance for possible losses is summarized as follows:

                                         Year Ended July 31,
                               1996           1995            1994
-----------------------------------------------------------------------
Balance--August 1 ....    $  6,395,000   $  5,191,000    $  4,024,000
Provision ............       1,710,000      1,450,000       1,475,000
Write-downs ..........      (1,004,000)      (914,000)       (792,000)
Recoveries ...........         907,000        668,000         484,000
                          -------------------------------------------
Balance--July 31 .....    $ 8,008,000    $  6,395,000    $  5,191,000
                          ===========================================

(6) The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments are commitments to extend credit to customers. The Company uses the same credit policies in making these commitments as it does for finance receivables as their credit risks are substantially the same. At July 31, 1996 and 1995, the unused portion of these commitments was $7,075,000 and $2,400,000, respectively.

(Note C)--Income Taxes:

(1)  The provision for income taxes comprises the following:

                                          Year Ended July 31,
                              1996           1995            1994
----------------------------------------------------------------------
Currently payable:
  Federal ............    $  2,773,000   $  2,742,000    $  1,325,000
  State and local ....         384,000        346,000
                          --------------------------------------------
    Total ............       3,157,000      3,088,000       1,325,000
Deferred .............       2,662,000      1,238,000       1,839,000
Tax benefit relating
  to stock options
(Note J) .............                         37,000         376,000
                          --------------------------------------------
    Provision for
    income taxes .....    $  5,819,00    $  4,363,000    $  3,540,000
                          ============================================


(2) Income taxes computed at the statutory federal income tax rates are reconciled to the provision for income taxes as follows:

                                         Year Ended July 31,
                              1996           1995            1994
----------------------------------------------------------------------
Federal income tax
  at statutory rates .    $  5,313,000   $  3,934,000    $  3,225,000
State and local
  taxes (net of
  federal income
  tax benefit) .......         506,000        429,000         315,000
                          -------------------------------------------
    Provision for
    income taxes .....    $  5,819,000   $  4,363,000    $  3,540,000
                          ===========================================


                        16 FINANCIAL FEDERAL CORPORATION

(3) Deferred income taxes is comprised of the tax effect of the following temporary differences and carryforwards:

                                               July 31,
                                         1996           1995
-----------------------------------------------------------------
Deferred tax liabilities:
  Leasing transactions ..........    $ 11,069,000   $  8,243,000
  Deferred origination costs ....       1,902,000      1,555,000
                                     ---------------------------
     Total ......................      12,971,000      9,798,000
                                     ---------------------------
Deferred tax assets:
  Allowance for
     possible losses ............      (3,070,000)    (2,463,000)
  Other liabilities .............        (952,000)      (751,000)
  Alternative minimum tax
     credit carryforward ........                       (297,000)
                                     ---------------------------
     Total ......................      (4,022,000)    (3,511,000)
                                     ---------------------------
     Deferred income taxes ......    $  8,949,000   $  6,287,000
                                     ===========================
(Note D)--Debt:

Debt is summarized as follows:

                                               July 31,
                                         1996           1995
-----------------------------------------------------------------
Senior debt:
  Commercial paper ..............    $189,960,000   $ 11,685,000
  Variable rate notes ...........      65,870,000    157,585,000
  Institutional term notes ......      55,000,000
  Variable rate term loans ......                     80,000,000
                                     ---------------------------
    Total senior debt ...........     310,830,000    249,270,000
                                     ---------------------------
Subordinated debt:
  Senior subordinated
  note ..........................                     15,000,000
  Variable rate
  debentures ....................       6,957,000      6,957,000
                                     ---------------------------
    Total subordinated
       debt .....................       6,957,000     21,957,000
                                     ---------------------------
    Total debt ..................    $317,787,000   $271,227,000
                                     ===========================


(1) The Company issues commercial paper at fixed rates of interest for periods not exceeding 270 days. At July 31, 1996 and 1995, these rates generally ranged from 5.4% to 6.0% and 5.7% to 7.0%, respectively.

(2) At July 31, 1996, the Company had $377,500,000 of committed unsecured revolving credit facilities with various banks which expire as follows:
$122,500,000 within one year and $255,000,000 on various dates from January 1998 through July 2001. These facilities contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial from Credit, capital expenditures and minimum net worth. The Company generally incurs a fee on the unused portion of these facilities.

Outstanding borrowings which were $65,870,000 at July 31, 1996 mature within 90 days and bear interest at variable rates which are indexed to domestic money market rates or LIBOR, at the Company's option.

(3) The institutional term notes, which are Credit's obligation, are due September 1, 2001 and bear interest, payable semi-annually, at the annual rate of 6.76%. Prepayments of the notes are subject to a premium based on a yield maintenance formula. The notes contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial and minimum net worth. At July 31, 1996, $43,600,000 of the Company's equity was free of dividend restrictions under these notes.

(4) In July 1996, Financial called its variable rate subordinated debentures at face value, offering holders the option to receive amended debentures. As a result, $4,667,000 of these debentures were repaid and $2,290,000 of amended debentures were issued subsequent to year-end. The amended debentures, due March 1, 2003, bear interest, payable semi-annually, at an annual rate of 8.0%, contain a penalty for prepayments made prior to September 1, 1999 and are subordinated to senior debt and other debt designated by the Board of Directors of Financial and to certain other liabilities as provided for in the debentures. The original debentures bore interest at the prime rate with minimum and maximum rates of 8.0% and 13.0%.

Officers and other related parties holding $3,178,000 of these debentures at July 31, 1996, elected to have $997,000 of their debentures repaid and $2,181,000 amended. In 1994, $352,000 of debentures were exchanged by related parties in connection with the exercise of stock warrants.

In 1995, Financial repurchased a debenture with a face amount of $725,000 from a non-related party for $595,000.

(5) At July 31, 1996, long-term senior debt (including commercial paper and bank borrowings supported by credit facilities expiring after one year) and amended subordinated debt are due as follows: $60,000,000 in 1998, $185,000,000 in 1999, $5,000,000 in 2000, $5,000,000 in 2001 and $57,290,000 thereafter.

(Note E)--Stockholders' Equity:

(1) In December 1995, the Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend, payable in January 1996. Prior period average shares outstanding, share equivalents and per share amounts have been restated to reflect the stock split. Shares sold or acquired prior to the split have not been restated.


                        17 FINANCIAL FEDERAL CORPORATION

(2) In December 1995, the Company's stockholders approved an increase in the number of authorized shares of common stock from 10,000,000 to 25,000,000 and an amendment to the Company's stock option plan increasing the number of shares of common stock available in the plan from 750,000 to 1,500,000.

(3) In May 1996, the Company sold 1,700,000 shares of its common stock in a public offering. Net proceeds of $26,340,000 were used to repay bank borrowings. Had this sale occurred August 1, 1995, earnings per common share, as adjusted for the increase in net earnings from the elimination of interest expense on the repaid debt, net of income taxes, and the increase in the average number of shares used, would have been $0.97 in 1996.

(4) Warrants:

(a) In 1989, the Company issued warrants to purchase 750,000 shares of common stock at $4.25 per share to its original stockholders. The warrants were purchased for $.0033 each and expire February 1, 2001.

(b) In 1991, the Company issued warrants to purchase 321,000 shares of common stock at $4.08 per share to its officers. The warrants were purchased for $.0833 each and expire August 31, 2001.

(c) In 1994, holders of subordinated debentures exercised warrants to purchase 444,000 shares of common stock for $2,442,000 of cash and subordinated debentures. Related parties purchased 76,500 of these shares.

(5) In August 1996, the Company established a program to repurchase its common stock. Total repurchases are limited to $2,500,000 under the program. As of August 30, 1996, 74,300 shares were repurchased for $941,000. Shares repurchased will be held in treasury for corporate purposes.

(Note F)--Lease Commitments:

The Company occupies office space under leases expiring through 2004. At July 31, 1996, minimum future annual rentals due under these leases are as follows:
$575,000 in 1997, $566,000 in 1998, $393,000 in 1999, $334,000 in 2000, $190,000
in 2001 and $427,000 thereafter. Certain of these leases provide for additional rentals for increases in real estate taxes and other operating expenses and may be terminated at the Company's option subject to a penalty.

Office rent expense was $550,000 in 1996, $473,000 in 1995 and $428,000 in 1994.


(Note G)--Related Party Transactions:

Commercial paper transactions with officers and other related parties are summarized as follows:

                                    1996         1995             1994
---------------------------------------------------------------------------
Year ended July 31:
  Issued .....................$ 34,778,000   $ 55,270,000     $ 67,342,000
  Matured ....................  32,218,000     65,596,000       60,339,000
  Interest expense ...........     497,000        730,000          683,000
At July 31:
  Outstanding ................   9,376,000      6,816,000
  Accrued interest ...........      99,000        130,000

(Note H)--Concentration of Credit Risk:

The Company seeks to control its exposure to the credit risks associated with its finance receivables through established credit policies and procedures which include obtaining a first lien on equipment collateral on all transactions. The Company evaluates the equipment collateral on an ongoing basis and focuses on lending against, financing and leasing equipment collateral that has an economic life longer than the term of the receivable, is not subject to rapid technological obsolescence, has applications in various industries, is easily accessible and movable and has a broad resale market. The Company may also obtain third party guarantees and/or hold back a portion of the financing.

Concentrations of credit risks arise when counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant concentration of such credit risks with any one counterparty. The major concentrations of such credit risks grouped by the industries and geographic regions of counterparties, expressed as a percentage of finance receivables, were as follows:

                                              July 31,
                                            1996    1995
-----------------------------------------------------------
Industry:
  Trucking                                  20%     18%
  Construction                              17      17
  Waste disposal                            13      14
  Cranes                                    11      16
Geographic region:
  Southwest                                 27%     34%
  Southeast                                 25      23
  Northeast                                 21      17
  Central                                   17      18


                        18 FINANCIAL FEDERAL CORPORATION

(Note I)--Fair Values of Financial Instruments:

The Company's financial instruments consist of cash, finance receivables (excluding leases), commitments to extend credit and debt. The following summarizes the methods used to estimate the fair value of these financial instruments.

The carrying values of cash, commercial paper and borrowings under revolving credit facilities approximate their fair values due to their short-term maturities.

The carrying value of the subordinated debentures is estimated to approximate fair value since the debentures were either repaid or replaced by debentures with similar terms at face value in August 1996.

The fair value of the $55,000,000 of institutional term notes at July 31, 1996 is estimated at $53,300,000 based on their future cash flows discounted at a current rate for debt with similar terms and maturity.

It is not practicable for the Company to estimate the fair value of its finance receivables and commitments to extend credit. These financial instruments consist of a substantial number of transactions with commercial obligors in numerous industries and are secured by liens on various types of equipment. Each transaction would be valued by a potential buyer based on its credit quality, collateral value, payment history, interest rate, maturity, documentation and other legal matters, and many other considerations which involve the subjective judgment of the buyer. A fair market transaction would also be based on the nature of the purchase, the documentation governing such purchase, the seller's and buyer's view of general economic conditions, industry dynamics, the seller's and buyer's tax considerations, and numerous other factors.

The approximate weighted average interest rate was 11.1% and 11.6% on fixed rate loans at July 31, 1996 and 1995, respectively, and 2.8% over the prime rate on variable rate loans at July 31, 1996 and 1995.

(Note J)--Stock Options:

The Company adopted a stock option plan in September 1989 (as amended) providing for grants of non-qualified and incentive options to officers, directors and employees to purchase a maximum of 1,500,000 shares of common stock. The plan expires in September 1999 subject to earlier termination by the Board of Directors.

The activity of the plan, adjusted to reflect the three-for-two stock split, is summarized as follows:

                                         Number of       Exercise Price
                                         Options          Per Option
------------------------------------------------------------------------
Outstanding at
  August 1, 1993 ................         559,950       $ 4.17-$11.00
    Granted (includes
     replacement options) .......         183,675                9.33
    Exercised ...................        (352,200)        4.17-  4.96
    Canceled (includes
     replaced options) ..........         (75,750)       10.67- 11.00
                                         ---------
Outstanding at July 31, 1994
  (105,600 exercisable) .........         315,675         4.17- 11.00
    Granted .....................           1,800               10.17
    Exercised ...................         (72,300)        4.17-  4.96
    Canceled ....................          (8,850)        9.33- 11.00
                                         ---------
Outstanding at July 31, 1995
  (44,625 exercisable) ..........         236,325         4.96- 11.00
    Granted .....................         172,150        10.17- 15.00
    Exercised ...................         (33,675)        4.96- 11.00
    Canceled ....................         (31,725)        9.33- 11.00
                                         ---------
Outstanding at July 31, 1996
  (64,988 exercisable) ..........         343,075         9.33- 15.00
                                         =========

All options were granted at exercise prices not less than the fair market value of the common stock on the date of the grant. Options granted have a six year term and vest (become exercisable) in four equal cumulative annual installments commencing on the second anniversary of the grant date except for 75,000 options granted to certain executive officers in 1996 which have an eight year term and vest in eight varying annual cumulative installments. At July 31, 1996, 838,250 shares of common stock were available for future grants of options.

In June 1994, 71,475 options granted in 1993 were replaced by options with an exercise price of $9.33 and a longer vesting period.

Certain dispositions of stock acquired through the exercise of incentive stock options resulted in federal and state income tax benefits to the Company of $37,000 in 1995 and $376,000 in 1994.

In November 1993, the Company acquired 96,000 optioned shares of common stock from an officer/ director for $1,440,000. The cost was $10 per share as restated to reflect the January 1996 stock split. These shares were retired during 1996.


In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This standard requires either the recognition or disclosure of compensation expense based on the fair value of equity instruments granted to employees. As permitted by SFAS 123, the Company has elected to adopt the disclosure provisions of this standard in 1997.


                        19 FINANCIAL FEDERAL CORPORATION

INDEPENDENT
AUDITORS' REPORT

To the Board of Directors and Shareholders
Financial Federal Corporation

     We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and Subsidiaries as at July 31, 1996 and 1995, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Federal Corporation and Subsidiaries at July 31, 1996 and 1995, and their consolidated operating results and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.


                                                    /s/ Eisner & Lubin LLP
                                                    ---------------------------
                                                    CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 30, 1996

Financial Federal Corporation and Subsidiaries
SELECTED
QUARTERLY DATA

Operations for the quarters included in the years ended July 31, 1996 and 1995 are summarized as follows:

                                                                Earnings
                                                               per Share
--------------------------------------------------------------------------------
                                               Net                      Fully
                           Revenues         Earnings        Primary    Diluted
--------------------------------------------------------------------------------
Fiscal 1996, three
 months ended:
    October 31,
       1995 ...........   $10,175,000     $ 2,124,000     $   0.24  $   0.23
    January 31,
       1996 ...........    10,741,000       2,317,000         0.25      0.25
    April 30,
       1996 ...........    10,905,000       2,439,000         0.27      0.27
    July 31,
       1996 ...........    11,702,000       2,730,000         0.26      0.26

Fiscal 1995, three
 months ended:
    October 31,
       1994 ...........   $ 7,611,000     $ 1,706,000     $   0.19  $   0.19
    January 31,
       1995 ...........     8,464,000       1,751,000         0.19      0.19
    April 30,
       1995 ...........     9,055,000       1,835,000         0.21      0.21
    July 31,
       1995 ...........     9,821,000       1,917,000         0.21      0.21


                        20 FINANCIAL FEDERAL CORPORATION

CORPORATE DIRECTORY

Officers

Clarence Y. Palitz, Jr.
Chairman of the Board and President

Michael C. Palitz
Executive Vice President and Treasurer

Paul Sinsheimer
Executive Vice President

William M. Gallagher
Senior Vice President

Troy H. Geisser
Senior Vice President and Secretary

Richard W. Radom
Senior Vice President

Julian C. Green, Jr.
Vice President

Jeanne McDonald
Vice President

Fred J. Palumbo
Vice President

Ted Wooldridge
Administrative Vice President

David H. Hamm
Controller and Assistant Treasurer

Directors

Lawrence B. Fisher
Partner
Orrick, Herrington & Sutcliffe
Attorneys

William C. MacMillen, Jr.
President
William C. MacMillen & Co., Inc.
Investment Bankers

Bernard G. Palitz
President
Gregory Capital Corporation
Investments

Clarence Y. Palitz, Jr.
Chairman of the Board and President
Financial Federal Corporation

Michael C. Palitz
Executive Vice President and Treasurer
Financial Federal Corporation

Paul Sinsheimer
Executive Vice President
Financial Federal Corporation

Officers of
Subsidiaries Only

John V. Golio
Vice President

Daniel J. McDonough
Vice President

Donald G. Pokorny
Vice President

Luther C. Whitlock
Vice President

William J. Flaherty
Administrative Vice President

Johnie E. Christ
Regional Vice President

Thomas Fahl
Regional Vice President

James M. Keesee
Regional Vice President

Michael A. Nelson
Regional Vice President

James R. Scappi
Regional Vice President

Kevin McGinn
Assistant Vice President

Gary L. Pace
Assistant Vice President

Rodney S. Sepulvado
Assistant Vice President

Kimberly P. Walter
Assistant Vice President

Gerry H. Wilson
Assistant Vice President

Donna L. Frate
Assistant Secretary

Robert Grawl, Jr.
Assistant Secretary

John M. Impens
Assistant Secretary

Bart Chinnici
Assistant Controller

Barbara Constantino
Assistant Controller

E. Scott Megason
Assistant Controller

Headquarters

400 Park Avenue
New York, NY 10022
(212) 888-3344

Full Service Branches:

1300 Post Oak Blvd.
Houston, TX 77056
(713) 439-1177

601 Oakmont Lane
Westmont, IL 60559
(630) 986-3900

300 Frank W. Burr Blvd.
Teaneck, NJ 07666
(201) 801-0300

One University Place
8801 J. M. Keynes Drive
Charlotte, NC 28262
(704) 549-1009

1855 W. Baseline Road
Mesa, AZ 85202

Auditors

Eisner & Lubin LLP,
Certified Public Accountants,
250 Park Avenue,
New York, NY 10177

General Counsel

Orrick Herrington & Sutcliffe,
666 Fifth Avenue,
New York, NY 10103

Transfer Agent
and Registrar

The Bank of New York,
New York, NY

The annual meeting of shareholders will be held at 270 Park Avenue, New York, NY on December 10, 1996 at 10 a.m. Eastern Time.

Corporate Information

For a copy of Form 10-K or other information about the Corporation contact:

Investor Relations
Financial Federal Corporation
400 Park Avenue
New York, NY 10022
(212) 888-3344

Designed by Curran & Connors, Inc.

                                  [BACK COVER]

                                     [LOGO]



                                   FINANCIAL
                                    FEDERAL
                                  CORPORATION

                                400 Park Avenue
                               New York, NY 10022