Form 10-K, Exhibit 13
period 1997-07-31
FINANCIAL FEDERAL CORP
filed 1997-10-28
CIK 854711

FINANCIAL
             FEDERAL
           CORPORATION

         [embossed logo]



                                                     19
                                                 ANNUAL REPORT
                                                       97

                                [front cover]

CORPORATE PROFILE
-----------------

Financial Federal Corporation is an independent financial services company specializing in financing mid and large ticket industrial, commercial and professional equipment through installment sales and leasing programs for manufacturers, dealers and users of such equipment nationwide. The Company has an executive office located in New York, NY, five full-service offices located in Houston, TX; Westmont, IL; Teaneck, NJ; Charlotte, NC; and Mesa, AZ and 18 marketing locations throughout the country.

                               [inside front cover]

                             FISCAL YEAR IN REVIEW
                             ---------------------

JULY 1997          THE COMPANY SPLIT ITS COMMON STOCK THROUGH A THREE-FOR-TWO
                   STOCK DIVIDEND FOR THE SECOND TIME IN EIGHTEEN MONTHS.

                   A $50 MILLION PRIVATE PLACEMENT RAISED TOTAL INSTITUTIONAL TERM DEBT OUTSTANDING TO OVER $100 MILLION, REPRESENTING 24% OF TOTAL DEBT OUTSTANDING AT YEAR END.

                   ANNUAL REVENUES EXCEEDED $50 MILLION AND QUARTERLY REVENUES EXCEEDED $15 MILLION.

MAY 1997 NET EARNINGS SURPASSED $10 MILLION, SUBSEQUENTLY INCREASING TO $12.9 MILLION FOR THE YEAR, A 34% INCREASE OVER LAST YEAR.

MARCH 1997         STOCKHOLDERS' EQUITY REACHED $100 MILLION, ENDING THE YEAR
                   AT $105.6 MILLION.  YEAR END LEVERAGE WAS 4 TO 1, A LOW
                   LEVEL FOR A FINANCE COMPANY.

DECEMBER 1996      FINANCE RECEIVABLES OUTSTANDING SURPASSED $500 MILLION
                   APPROXIMATELY ONE MONTH PRIOR TO THE COMPANY'S EIGHTH
                   ANNIVERSARY.  GROWTH IN FINANCE RECEIVABLES WAS GENERATED
                   INTERNALLY.

NOVEMBER 1996      THE COMPANY OPENED A NEW FULL SERVICE OFFICE IN ARIZONA TO
                   SERVICE THE WESTERN UNITED STATES.  AT YEAR END, FINANCE
                   RECEIVABLES IN THIS REGION INCREASED APPROXIMATELY 40% FROM
                   THE TIME THE OFFICE WAS OPENED.

SEPTEMBER 1996     THE COMPANY'S INVESTMENT GRADE DEALER COMMERCIAL PAPER
                   PROGRAM WAS INCREASED AGAIN TO $250 MILLION FROM $200
                   MILLION.  THE PROGRAM BEGAN IN MAY 1996 WITH AN INITIAL
                   SIZE OF $100 MILLION.

[logo]

                                FINANCIAL HIGHLIGHTS
                        -------------------------------------
                        (in thousands, except per share data)
For Years Ended July 31,         1997       1996       1995       1994       1993
--------------------------     --------   --------   --------   --------   --------
Finance Receivables, net       $571,060   $429,698   $339,299   $268,642   $206,145

Total Assets                    574,764    433,087    342,936    271,987    209,609

Total Senior Debt               439,361    310,830    249,270    184,848    134,628

Stockholders' Equity            105,604     94,191     58,075     50,523     41,727

Revenues                         55,305     43,523     34,951     25,866     22,911

Net Earnings                     12,909      9,610      7,209      5,944      4,968

Earnings Per Common Share,
  Primary                          0.80       0.68       0.54       0.46       0.39

Earnings Per Common Share,
  Fully Diluted                    0.79       0.67       0.54       0.46       0.38

[the following three bar graphs were represented to the right of the above table]

NET EARNINGS
-------------
(IN MILLIONS)

   FINANCE
 RECEIVABLES
-------------
(IN MILLIONS)

  REVENUES
-------------
(IN MILLIONS)

                               DEAR SHAREHOLDER:
                               -----------------

Fiscal 1997 was the Company's best year ever and represented its 8th consecutive year of record earnings since the Company started business in 1989 with $12 million of equity. Net earnings for this year were $12.9 million. Over the last five years, net earnings have grown at a compound annual rate of 27%. One of management's objectives over the next several years is, at a minimum, to achieve, on average, a compound annual earnings growth rate in the 20% per annum range.


FISCAL 1997 ACCOMPLISHMENTS/EVENTS:

*  Net earnings of $12.9 million.
*  Earnings per share of $.80 - fully diluted $.79.
*  Tangible net worth in excess of $105 million.
*  Finance receivables in excess of $580 million.
* Continued geographic expansion with the opening of our 5th full service office in Mesa, Arizona.
* Continued decrease in funding costs expressed as a premium over LIBOR and US Treasuries.
* A 3 for 2 stock dividend, which was paid in July 1997, increased outstanding shares to over 14.7 million.
*  Institutional term debt increased to $105 million.
*  The Dealer Commercial Paper program increased to $250 million.
*  Minimal net credit losses.  Loss reserve now in excess of $10.3 million.
*  Per share price of the Company's common stock reached an all-time high.
* A stock repurchase program was commenced and 186,450 shares were bought back at an average cost of $8.74 per share (as adjusted to reflect the 3 for 2 stock dividend paid in July 1997).

     Financial Federal's outstanding financial and operating results were achieved despite competitive pressures which have intensified in our primary markets. Notwithstanding such pressures, the Company's interest spread, which is the difference between the net receivable portfolio yield and the Company's total direct cost for borrowings, was a strong 4.7%.

     With a strong and healthy national economic climate, we believe that fiscal 1998 could be another record year which should provide the platform for the Company to grow its net receivables to over $1 billion over the next several years. Our five full-service offices in Houston, TX; Westmont, IL; Teaneck, NJ; Charlotte, NC; and Mesa, AZ provide a broad geographic base for future growth, and we have the management and infrastructure in place to support such growth. The Company has sufficient financial capacity to increase its portfolio of loans, financings and leases, as well as to purchase portfolios of receivables when such opportunities arise, without having to acquire additional equity.

     We are very proud of the quality and consistency of Financial Federal's earnings. Unlike many other financial service and leasing companies, we have not to date engaged in securitizing or selling any of our receivables; our earnings were generated entirely from our owned portfolio and have not been enhanced by gain-on-sale accounting. If we were to securitize or sell a portion of our receivables portfolio, we could, under present accounting rules, elect to immediately recognize a substantial portion of the net book gain derived from such sales into net profit. The basic difference between accruing revenue over the full term of a receivable, as we do today, or recognizing an instant gain upon the sale of such receivable, is primarily one

    --------------------------------------------------------------------
            Our customers are the cornerstone and fiber of the
            country's domestic economy...All of us at Financial
           Federal are proud to be part of the "American dream".
    --------------------------------------------------------------------

of profit timing. Over the contractual life of a receivable under either method, providing the Company's funding costs are identical, the Company generally earns the equivalent amount of income. Currently, the projected all-in cost of securitizing a portion of the Company's finance receivables appears to be slightly higher than the cost of internally funding such receivables. Management believes that the potential quantifiable risk of loss, whether its receivables are securitized or held in portfolio to maturity, is basically the same. However, we do regularly reevaluate such costs, risks and other important considerations relating to securitization and we may in the future determine that it is in the best interest of the Company and its shareholders to take advantage of a securitization conduit or without recourse sale/participation of receivables.

     Administrative and operating expenses were contained during the past fiscal year, and we believe our operating expense ratio of 1.6% is one of the best in our industry. The Company's Hilton Head, South Carolina office was consolidated with the Company's regional office in Charlotte, North Carolina. This consolidation created efficiencies and cost savings. Almost concurrently, we opened a new full service office in Mesa, AZ, near Phoenix, to expand our service in the Southwest region.

     Financial Federal plays an important and consistent role in providing the financial building blocks necessary for its middle-market customers to create and maintain viable, profitable and expanding businesses. Our customers are the cornerstone and fiber of the country's domestic economy. They create and maintain our country's infrastructure, transport our goods and products, preserve our environment and manufacture our tools of production. They employ hundreds of thousands of workers, providing the economy with the necessary ingredients to continue its present healthy growth and to keep the United States a world economic leader. All of us at Financial Federal are proud to be part of the "American dream".

     On behalf of the Company's Board of Directors, I want to thank all of our major constituencies for their support since our inception in 1989: our customers, shareholders, creditors and, last but most importantly, our loyal employees, who serve to make Financial Federal the best in its field.


/s/ Clarence Y. Palitz, Jr.
Clarence Y. Palitz, Jr.
President and Chief Executive Officer
October 1, 1997

                                 OUR BUSINESS
                                 ------------


FINANCIAL FEDERAL CORPORATION is one of the larger independent finance and leasing companies in the United States. Since its founding in 1989, the Company has recorded consecutive quarterly increases in profitability and finance receivables outstanding. The price per share of Financial Federal's common stock today is more than four times that of its initial public offering price in May 1992 and, today, our market capitalization is well over one quarter billion dollars.

    --------------------------------------------------------------------
         Providing superior customer service is what has permitted
           us to compete and grow in a very competitive industry.
    --------------------------------------------------------------------

     The Company concentrates its operations on the financing and leasing of revenue-producing equipment nationwide. Such equipment represents important "tools of production" to our middle market customers. By focusing on "hard collateral" equipment --which can be described generally as long-lasting, readily moveable and not subject to rapid technological obsolescence, such as construction equipment and cranes, over-the-road transportation equipment such as trucks, trailers and buses, machine tools, waste services equipment and others -- we have been able to enjoy minimal net credit losses since the inception of the Company.

     Throughout the United States, Financial Federal employs 130 people full-time and has five full-service operation centers in Houston, TX; Westmont, IL; Teaneck, NJ; Charlotte, NC; and Mesa, AZ, and 18 marketing locations. New business is developed by our dedicated marketing and management team on a nationwide basis through the direct solicitation of equipment manufacturers, dealers and end-users.

     Today we have over 6,000 active accounts which represent almost 3,000 customers. Our customers are generally smaller to mid-sized businesses with fewer than 500 employees. Such customers and prospects are the productive core of the American economy and, according to government statistics, generate roughly 40% of our gross domestic product; since 1990, these businesses have created almost eight million new jobs.

     Providing superior customer service is what has permitted us to compete and grow in a very competitive industry. Controlling expenses is a difficult task for any service-oriented business to achieve. The Company consistently strives to appropriately manage all of its operating and administrative costs, while maintaining our commitment to customer service. We believe our expense ratios are among the best in the industry.

     The Company is also focused on managing its funding costs. Any small improvement can have a visible impact on earnings. Our $250 million investment grade commercial paper program has been very well received in the market and, through that program, we have been able to lower our overall short-term borrowing costs. We believe Financial Federal is the smallest independent financial services company to actively market its investment grade commercial paper. Three dealers currently place the Company's commercial paper: BankAmerica Robertson Stephens, ABN AMRO Chicago Corporation and Chase Securities Inc. In addition, we have successfully placed new issues of senior term debt with a highly regarded group of institutional lenders at a cost of
 .75% over comparable term Treasuries. The Company enjoys strong support from its bank lenders. Today, we have over $400 million of committed, unsecured senior credit facilities from 19 major domestic and foreign banks.

    --------------------------------------------------------------------
           We believe we afford our customers a higher level of
             service and responsiveness than our competitors.
    --------------------------------------------------------------------

     What makes Financial Federal unique is the breadth, talent, experience and dedication of our management and marketing group. All of our senior managers and most senior marketing representatives have 15 or more years of proven success in our business, and particularly in the specific markets we serve. Most middle market customers and equipment vendors consider direct access to very experienced and knowledgeable senior managers an important factor when selecting a funding source. We consider the high level of senior management involvement one of the important elements that has permitted Financial Federal to maintain stable profit margins and increased profitability.

    --------------------------------------------------------------------
               What makes Financial Federal unique is the
               breadth, talent, experience and dedication
                 of our management and marketing group.
    --------------------------------------------------------------------

     Our loyal customers are a very important asset. In today's competitive environment, they generally have numerous sources of financing available. When they choose Financial Federal, we believe they do so because we afford them a higher level of service and responsiveness than our competitors.


    MARKET CAPITALIZATION
    ---------------------
        (in millions)

           July 31,
------------------------------
  1995       1996       1997
--------   --------   --------
  $97.3     $129.5     $223.3

[represented as a bar graph]


                              LOAN LOSS RATIOS
                  ------------------------------------------

                                               July 31,
                         ----------------------------------------------------
                           1993       1994       1995       1996       1997
                         --------   --------   --------   --------   --------
Net Credit Losses          0.31%      0.13%      0.08%      0.03%      0.05%

Allowance for Losses       1.91%      1.90%      1.85%      1.83%      1.77%

[represented as a dual bar graph]


               EXPENSES AS A PERCENTAGE
                OF AVERAGE RECEIVABLES
               ------------------------

              For Years Ended July 31,
----------------------------------------------------
  1993       1994       1995       1996       1997
--------   --------   --------   --------   --------
  2.75%      2.11%      1.86%      1.83%      1.60%

[represented as a line graph]


        DEBT 1997
---------------------------
Commercial paper      55%
Senior term notes     24%
Bank borrowings       18%
Other                  3%

[represented as a pie chart]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

General -- The Company derives profits to the extent that income earned on its finance receivables exceeds its cost of borrowed funds, operating and administrative expenses, and provision for possible losses. The Company borrows funds in the wholesale markets to lend primarily to middle market businesses throughout the United States. The Company's business activities can be regulated by state usury, lending and lien perfection rules and laws. Certain states also require the Company to obtain licenses in order to engage in certain types of business activities.

      The Company's leasing activities are substantially identical in business terms to its lending and financing activities, differing only in legal and tax treatment. A transaction is characterized and documented as a lease based on management's evaluations of the customer's credit and the equipment collateral, the customer's preference and other factors. The types of equipment that the Company lends against, finances and leases, and the ongoing operational treatment of a transaction, are generally the same, regardless of the documentation used. The Company accounts for all transactions as financing arrangements.

Comparison of Fiscal 1997 to Fiscal 1996 -- Finance income increased 27% to $55.3 million in fiscal 1997 from $43.5 million in fiscal 1996. The increase was primarily the result of the $119 million, or 31%, increase in the amount of average finance receivables outstanding from $388 million in 1996 to $507 million in 1997, partially offset by reduced weighted average finance rates charged by the Company on new finance receivables and the year to year decline in average market interest rates. Finance receivables booked in 1997 increased 30% to $459 million from $354 million in 1996 primarily as a result of the expansion of the Company's marketing efforts into new geographic areas and further penetration in its existing areas. In November 1996, the Company opened a new full service office in Mesa, Arizona.

      Interest expense, incurred on borrowings used to fund finance receivables, increased 22% to $23.4 million in 1997 from $19.3 million in 1996. The overall increase was mainly due to the 29% increase in average borrowings during 1997 from 1996, partially offset by decreases in costs of funds and average market interest rates.

      Finance income before provision for possible losses on finance receivables increased by 31% to $31.9 million in 1997 from $24.3 million in 1996. Finance income before provision for possible losses, expressed as a percentage of average finance receivables outstanding, was 6.3% in 1997 and in 1996.

      The provision for possible losses on finance receivables increased by 48% to $2.5 million in 1997 from $1.7 million in 1996. The increase was primarily due to the increase in finance receivables. See Note B(4) of Notes to Consolidated Financial Statements for the summary of activity in the allowance for possible losses.

      Salaries and other expenses increased 17% to $8.4 million in 1997 from $7.1 million in 1996. The increase was primarily due to increased marketing costs and other costs associated with the growth in finance receivables and salary increases, partially offset by the reduction in overhead costs that resulted from the merging of the Company's Hilton Head, SC office into the Company's Charlotte, NC office in November 1996.

      The provision for income taxes increased to $8.1 million in 1997 from $5.8 million in 1996 primarily due to the increase in earnings before income taxes.

      Net earnings increased by 34% to $12.9 million in 1997 from $9.6 million in 1996. Primary earnings per share increased by 18% to $0.80 per share in 1997 from $0.68 per share in 1996 and fully diluted earnings per share increased by 18% to $0.79 per share in 1997 from $0.67 per share in 1996. The increases in earnings per share were lower than the increase in net earnings primarily due to the sale of 1.7 million shares of the Company's common stock in a public offering in May 1996.


Comparison of Fiscal 1996 to Fiscal 1995 -- Finance income increased 25% to $43.5 million in fiscal 1996 from $35.0 million in fiscal 1995. The increase was primarily attributable to the 24% increase in average finance receivables outstanding to $388.0 million in 1996 from $312.3 million in 1995. The growth in finance receivables was due to new financings which totaled $354.2 million in 1996, an increase of 38% over 1995. New financings increased as a result of the hiring of additional marketing personnel in 1996 and favorable economic conditions.

      Interest expense, which is incurred on borrowings used primarily to fund finance receivables, increased 19% to $19.3 million in 1996 from $16.3 million in 1995. The overall increase was mainly due to the 27% increase in average borrowings during 1996 from 1995, offset by decreases in costs of funds and, to a lesser extent, average market interest rates.

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

      The provision for possible losses on finance receivables, which increases the allowance, increased 18% to $1.7 million in 1996 from $1.5 million in 1995. The increase was primarily due to the increase in finance receivables. See Note B(4) of Notes to Consolidated Financial Statements for the summary of activity in the allowance for possible losses.

      Salaries and other expenses increased 23% to $7.1 million in 1996 from $5.8 million in 1995. The increase was primarily due to the hiring of additional marketing and other personnel and salary increases.

      The provision for income taxes increased to $5.8 million in 1996 from $4.4 million in 1995 due to the increase in earnings before income taxes.

      Net earnings increased by 33% to $9.6 million in 1996 from $7.2 million in 1995. Primary earnings per share increased by 26% to $0.68 per share in 1996 from $0.54 per share in 1995 and fully diluted earnings per share increased by 24% to $0.67 per share in 1996 from $0.54 per share in 1995. The increase in earnings per share was lower than the increase in net earnings primarily due to the effect of the sale of 1.7 million shares of the Company's common stock in a public offering in May 1996.


RECEIVABLE PORTFOLIO AND ASSET QUALITY

Finance receivables outstanding increased by $143.7 million, or 33%, to $581.4 million at July 31, 1997 from $437.7 at July 31, 1996. The increase was primarily due to the amount of finance receivables originated exceeding amounts collected. At July 31, 1997, Financial Federal Credit Inc. ("Credit", a wholly-owned subsidiary) had $579.9 million, or 99.7%, of total finance receivables and First Federal Commercial Inc. ("Commercial," a wholly-owned subsidiary) had the balance of finance receivables.

       The allowance for possible losses, which increased to $10.3 million at July 31, 1997 from $8.0 million at July 31, 1996, was 1.77% of finance receivables at July 31, 1997 as compared to 1.83% at July 31, 1996. The allowance is periodically reviewed by the Company's management and is based on management's current assessment of the risks inherent in the Company's finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of counterparties and other factors. Future additions to the allowance may be necessary based on changes in these factors.

      The equipment collateral securing the Company's finance receivables generally possess certain characteristics that serve to mitigate potential credit losses. Such characteristics include an economic life exceeding the term of the receivable, low rates of technological obsolescence, applications in various industries, easy accessibility and transporting and a broad resale market. These characteristics, combined with management's experience and expertise with the equipment collateral, have minimized the Company's net credit losses.

      Net credit losses incurred on the Company's finance receivables, defined as write-downs of receivables less subsequent recoveries, increased to $230,000 in 1997 from $97,000 in 1996. Management believes that the Company's net credit losses have been historically low primarily due to favorable economic and industry conditions. Net credit losses expressed as a percentage of average finance receivables outstanding was 0.05% in 1997, 0.03% in 1996, 0.08% in 1995, 0.13% in 1994 and 0.31% in 1993. Management does not currently expect this trend to continue. Future increases in the Company's net credit losses could have a negative impact on the Company's earnings through additional increases in the provision for possible losses.

      Finance receivables that the Company has suspended income recognition on decreased to $5.6 million, or 1.0% of total finance receivables, at July 31, 1997, from $5.9 million, or 1.3% of total finance receivables, at July 31, 1996.

      The Company's finance receivables reflect certain industry and geographic concentrations of credit risk. These concentrations arise from counterparties having similar economic characteristics that would cause their ability to meet their contractual obligations to the Company to be similarly affected by changes in economic or other conditions. The major industry concentrations are: trucking-19%, construction-15%, waste disposal-14% and cranes-12%. The major geographic concentrations are: southwest-25%, northeast-25% and southeast-24%.


LIQUIDITY AND CAPITAL RESOURCES

The Company is dependent upon the continued availability of funds primarily to originate or acquire finance receivables and to purchase portfolios of finance receivables. The Company may obtain required funds from a variety of sources, including internal generation, direct issuance of and dealer placed commercial paper, borrowings under revolving credit facilities, sales of common and preferred equity and placements of term debt. Management believes that the Company has available sufficient liquidity to support its operations.

      The Company has obtained the majority of its borrowings through Credit, 98.4% at July 31, 1997, and has obtained the balance of its borrowings through Financial Federal Corporation ("Financial", the parent company), 1.6% at July 31, 1997.

      The Company has received investment grade credit ratings on its commercial paper and senior debt. Credit's commercial paper is rated "F-2" by Fitch Investors Services Inc. and Financial's and Credit's commercial paper is rated "D-2" by Duff & Phelps Credit Rating Co. Credit's ability to meet senior obligations is rated BBB by Fitch Investors Services Inc. These credit ratings provide the Company with greater access to capital markets.

      The Company's total debt outstanding increased $123.9 million to $441.7 million at July 31, 1997 from $317.8 million at July 31, 1996. The Company also increased its stockholders' equity by $11.4 million to $105.6 million at July 31, 1997 from $94.2 million at July 31, 1996 and its net deferred income tax liability by $2.3 million to $11.3 million at July 31, 1997 from $8.9 million at July 31, 1996. These increases, together with increases in the Company's accrued expenses and other liabilities, were used primarily to fund the increase in finance receivables.

      During fiscal 1997, the Company improved its liquidity as follows:

      * In September 1996, Credit increased the size of its dealer commercial paper program from $200.0 million to $250.0 million. At July 31, 1997, $244.6 million of commercial paper was outstanding.

      * In July 1997, Credit issued $50.0 million of fixed rate senior term notes with maturities of three years and three and one half years.

      * During the year, the Company increased its total committed unsecured revolving credit facilities by $17.5 million to $395.0 million at July 31, 1997 and increased the amount of such facilities with original terms of two or more years by $55.0 million to $320.0 million at July 31, 1997.

      In July 1997, the Company declared and paid a three-for-two stock split effected in the form of a stock dividend.

      In August 1996, the Company announced a $2.5 million common stock repurchase program which was increased to $4.1 million in May 1997. During fiscal 1997 (prior to the three-for-two stock split), the Company repurchased 124,300 shares of its common stock for $1,630,000. Shares repurchased are retired. This program has not and is not expected to impact significantly the Company's earnings per share.

      The sources of the Company's borrowings are described below:

      Financial and Credit are each direct issuers of investment grade commercial paper. Credit also issues investment grade commercial paper through a $250.0 million program with recognized dealers. The Company's commercial paper is unsecured and matures within 270 days. Interest rates on commercial paper outstanding at July 31, 1997 generally ranged from 5.7% to 6.1%. The Company has not obtained commitments from any purchaser of its commercial paper for additional or future purchases. The Company's policy is to maintain unused committed revolving credit facilities from banks in an amount greater than commercial paper outstanding.

      At July 31, 1997, Credit had $75.0 million of committed unsecured revolving credit facilities with an original term of one year or less with eight banks under which $30.0 million of aggregate borrowings were outstanding. At July 31, 1997, Credit also had $310.0 million of committed unsecured revolving credit facilities with original terms ranging from two to five years with seventeen banks under which $50.1 million of aggregate borrowings were outstanding, and Financial had a $10.0 million committed unsecured revolving credit facility with an original term of five years with a bank under which no borrowings were outstanding. At July 31, 1997, all of the long-term revolving credit facilities expire after one year. Interest rates on borrowings under these facilities are based on either domestic money market rates or LIBOR. The Company incurs a fee on the unused portion of these facilities. The banks are not contractually obligated to renew these facilities.

      Information about the combined amounts and interest rates of the Company's commercial paper and bank borrowings is as follows:

(dollars in millions)                    1997      1996      1995
-------------------------------------------------------------------
 Maximum amount outstanding
   during the year                      $374.7    $270.2    $169.3
 Average amount outstanding
   during the year                       316.6     216.2     113.2
 Weighted average interest rate:
   During the year                         5.9%      6.2%      6.4%
   End of the year                         6.0%      5.9%      6.6%

      At July 31, 1997, the Company reported $320.0 million of commercial paper and bank borrowings as long-term senior debt in the consolidated financial statements based on the amount of long-term revolving credit facilities expiring after one year.

      In July 1997, Credit issued $50.0 million of senior term notes to institutional investors. These notes are due as follows: $25.0 million on July 14, 2000 and $25.0 million on December 14, 2000. Interest is payable semi-annually at fixed annual rates of 7.40% and 7.45%, respectively. Prepayments of the notes are subject to a premium based on a yield maintenance formula.

      At July 31, 1997, the Company also had $55.0 million of senior term notes due on September 1, 2001.

      In July 1997, the Company issued $9.7 million of variable rate senior term notes to certain executive officers and their affiliates. These notes mature in September 1998 subject to extension.

      In July 1996, Financial called the $7.0 million of variable rate subordinated debentures at face value offering holders the option to receive amended debentures. As a result, $4.7 million of these debentures were repaid and $2.3 million of amended debentures were issued on September 1, 1996. The amended debentures are due on March 1, 2003, bear interest, payable semi-annually, at an annual rate of 8.0%, and contain a penalty for prepayments made prior to September 1, 1999.

      The senior term notes and the revolving credit facilities contain certain restrictive covenants including limitations on: indebtedness, encumbrances, investments, dividends and other distributions from Credit to Financial, sales of assets, mergers and other business combinations, capital expenditures and the minimum adjusted net worth of Credit. Under the most restrictive of the above dividend payment covenants, $34.8 million of the Company's equity was free from dividend restrictions at July 31, 1997.


INTEREST RATES AND SENSITIVITY

The net yield of the Company's finance receivables, the cost of the Company's borrowed funds and the resulting net interest spread were as follows:

                               1997     1996     1995
------------------------------------------------------
Average yield of finance
   receivables                 10.9%    11.2%    11.2%
Weighted average cost
   of borrowed funds            6.2%     6.6%     6.9%
                               ----------------------
Net interest spread             4.7%     4.6%     4.3%
                               ======================

      The Company's finance receivables comprise fixed rate and variable rate transactions. At July 31, 1997, $465.3 million, or 80%, of finance receivables provide for interest at fixed rates and $116.0 million, or 20%, of finance receivables provide for interest at variable rates indexed to the prime rate, as defined. The percentage of finance receivables that provide for fixed interest rates has increased from 66% at July 31, 1995 primarily due to continued low market interest rates.

       Finance receivables generally have original maturities ranging from two to five years and provide for monthly installments. The Company experiences some prepayments of its finance receivables which shorten the scheduled maturities. At July 31, 1997, $157.2 million of fixed rate finance receivables are scheduled to mature within one year.

      The total of fixed rate term debt of $107.3 million, stockholders' equity of $105.6 million and net deferred income tax liability of $11.3 million was $224.2 million at July 31, 1997. The Company's other debt at July 31, 1997, primarily commercial paper and bank borrowings, reprices frequently. At July 31, 1997, total commercial paper and bank borrowings outstanding of $324.7 million mature or reprice as follows: $262.0 million, or 81%, within one month, $38.2 million, or 12%, within the following two months and the remainder, $24.5 million, or 7%, within the following six months.

      Due to the excess of the Company's fixed rate finance receivables over the total of its fixed rate term debt, stockholders' equity and net deferred income tax liability, the Company's net interest spread could be affected by fluctuations in market interest rates.

      The Company does not seek to match the maturities of its debt to its finance receivables.


NEW ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This standard replaces the current presentation of primary and fully diluted earnings per share with basic and diluted earnings per share effective in the Company's fiscal quarter ending January 31, 1998. Under SFAS 128, the Company's basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period (common stock equivalents are excluded) and the Company's diluted earnings per share is calculated similar to primary earnings per share. See Note A(6) of Notes to Consolidated Financial Statements.


FORWARD-LOOKING STATEMENTS

The above discussions contain forward-looking statements that involve certain risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to the impact of many factors outside the Company's control including economic, geographic and industry conditions, fluctuations in market interest rates, prepayments, competitive conditions and changes in existing laws or regulations.

                               FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEET
                                                                                       July 31,
                                                                            -----------------------------
                                                                                1997             1996
                                                                            ------------     ------------
ASSETS

Cash                                                                        $  2,532,000     $  2,426,000
                                                                            ------------     ------------
Finance receivables                                                          581,363,000      437,706,000
   Less allowance for possible losses                                        (10,303,000)      (8,008,000)
                                                                            ------------     ------------
Finance receivables - net                                                    571,060,000      429,698,000
                                                                            ------------     ------------
Other assets                                                                   1,172,000          963,000
                                                                            ------------     ------------
TOTAL ASSETS                                                                $574,764,000     $433,087,000
                                                                            ============     ============

LIABILITIES

Senior debt:
   Short-term                                                               $  4,681,000     $    830,000
   Long-term ($16,986,000 in 1997 and $9,376,000 in 1996
      due to related parties)                                                434,680,000      310,000,000
Accrued interest, taxes and other liabilities                                 16,224,000       12,160,000
Subordinated debentures ($2,181,000 in 1997 and $3,178,000
   in 1996 due to related parties)                                             2,290,000        6,957,000
Deferred income taxes                                                         11,285,000        8,949,000
                                                                            ------------     ------------
Total liabilities                                                            469,160,000      338,896,000
                                                                            ------------     ------------
STOCKHOLDERS' EQUITY

Preferred stock - $1 par value, authorized 500,000 shares, none issued
Common stock - $.50 par value, authorized shares: 25,000,000,
   issued shares: 14,764,000 in 1997 and 9,960,000 in 1996                     7,382,000        4,980,000
Additional paid-in capital                                                    57,315,000       58,289,000
Warrants - issued and outstanding 1,607,000 in 1997 and 1996                      29,000           29,000
Retained earnings                                                             40,878,000       30,893,000
                                                                            ------------     ------------
Total stockholders' equity                                                   105,604,000       94,191,000
                                                                            ------------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $574,764,000     $433,087,000
                                                                            ============     ============

The notes to consolidated financial statements are made a part hereof.

                                     FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                         Common Stock - $.50 Par Value
                                   -----------------------------------------
                                                                 Additional
                                    Number of                     Paid-in                      Retained       Treasury
                                     Shares        Par Value      Capital        Warrants      Earnings        Stock
                                   -----------    -----------   ------------    ----------   ------------   ------------
Balance at August 1, 1994            5,532,000     $2,766,000    $32,882,000       $29,000    $16,286,000    $(1,440,000)

Exercise of stock options               48,000         24,000        282,000
Tax benefit relating to stock
   options                                                            37,000
Net earnings                                                                                    7,209,000
                                   -----------    -----------   ------------    ----------   ------------   ------------
Balance at July 31, 1995             5,580,000      2,790,000     33,201,000        29,000     23,495,000     (1,440,000)

Retirement of treasury stock           (96,000)       (48,000)      (552,000)                    (840,000)     1,440,000
Exercise of stock options               31,000         16,000        150,000
Three-for-two stock split            2,745,000      1,372,000                                  (1,372,000)
Sale of common stock                 1,700,000        850,000     25,490,000
Net earnings                                                                                    9,610,000
                                   -----------    -----------   ------------    ----------   ------------   ------------
Balance at July 31, 1996             9,960,000      4,980,000     58,289,000        29,000     30,893,000         --

Acquisitions of teasury stock                                                                                 (1,630,000)
Retirement of treasury stock          (124,000)       (62,000)    (1,105,000)                    (463,000)     1,630,000
Exercise of stock options                7,000          3,000         58,000
Three-for-two stock split            4,921,000      2,461,000                                  (2,461,000)
Tax benefit relating to stock
   options                                                            73,000
Net earnings                                                                                   12,909,000
                                   -----------    -----------   ------------    ----------   ------------   ------------
BALANCE AT JULY 31, 1997            14,764,000     $7,382,000    $57,315,000       $29,000    $40,878,000    $    --
                                   ===========    ===========   ============    ==========   ============   ============

The notes to consolidated financial statements are made a part hereof.

                              FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                                   CONSOLIDATED STATEMENT OF OPERATIONS

                                                                        Year Ended July 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
Finance income:
   Loan obligations                                           $38,374,000   $29,533,000   $24,654,000
   Lease obligations                                           16,931,000    13,990,000    10,297,000
                                                              -----------   -----------   -----------
      Total finance income                                     55,305,000    43,523,000    34,951,000

   Interest expense                                            23,437,000    19,271,000    16,253,000
                                                              -----------   -----------   -----------
Finance income before provision for possible losses
   on finance receivables                                      31,868,000    24,252,000    18,698,000

Provision for possible losses on finance receivables            2,525,000     1,710,000     1,450,000
                                                              -----------   -----------   -----------
      Net finance income                                       29,343,000    22,542,000    17,248,000

Miscellaneous income                                                                          130,000
Salaries and other expenses                                    (8,356,000)   (7,113,000)   (5,806,000)
                                                              -----------   -----------   -----------
Earnings before income taxes                                   20,987,000    15,429,000    11,572,000

Provision for income taxes                                      8,078,000     5,819,000     4,363,000
                                                              -----------   -----------   -----------
NET EARNINGS                                                  $12,909,000   $ 9,610,000   $ 7,209,000
                                                              ===========   ===========   ===========
Earnings per common share:
   Primary                                                          $0.80         $0.68         $0.54
                                                              ===========   ===========   ===========
   Fully diluted                                                    $0.79         $0.67         $0.54
                                                              ===========   ===========   ===========
Average number of shares used:
   Primary                                                     16,153,752    14,224,992    13,434,183
                                                              ===========   ===========   ===========
   Fully diluted                                               16,357,347    14,262,807    13,455,086
                                                              ===========   ===========   ===========

The notes to consolidated financial statements are made a part hereof.

                                FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                             Year Ended July 31,
                                                                 ------------------------------------------
                                                                     1997           1996           1995
                                                                 ------------   ------------   ------------
Cash flows from operating activities:
   Net earnings                                                  $ 12,909,000   $  9,610,000   $  7,209,000
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
      Depreciation                                                    232,000        206,000        156,000
      Provision for possible losses on finance receivables          2,525,000      1,710,000      1,450,000
      Amortization of deferred origination costs                    4,232,000      3,443,000      2,896,000
      Deferred income taxes                                         2,336,000      2,662,000      1,238,000
      Gain on repurchase of subordinated debentures                                                (130,000)
      Decrease (increase) in other assets                            (253,000)      (368,000)        79,000
      Increase (decrease) in accrued interest, taxes and
        other liabilities                                           4,064,000      4,813,000     (1,538,000)
                                                                 ------------   ------------   ------------
          Net cash provided by operating activities                26,045,000     22,076,000     11,360,000
                                                                 ------------   ------------   ------------
Cash flows from investing activities:
   Finance receivables:
      Originated                                                 (464,283,000)  (358,512,000)  (261,135,000)
      Collected                                                   316,164,000    262,960,000    186,132,000
   Other                                                             (188,000)      (254,000)      (242,000)
                                                                 ------------   ------------   ------------
          Net cash (used in) investing activities                (148,307,000)   (95,806,000)   (75,245,000)
                                                                 ------------   ------------   ------------
Cash flows from financing activities:
   Commercial paper:
      Maturities 90 days or less (net)                             32,908,000    167,750,000    (10,591,000)
      Maturities greater than 90 days:
         Proceeds                                                 149,470,000     24,866,000     21,565,000
         Repayments                                              (127,747,000)   (14,341,000)   (20,997,000)
   Bank borrowings:
      Maturities 90 days or less (net)                              9,220,000    (91,715,000)    74,445,000
      Maturities greater than 90 days:
         Proceeds                                                   5,000,000                    35,000,000
         Repayments                                                              (80,000,000)   (35,000,000)
   Proceeds from senior term notes                                 50,000,000     55,000,000
   Proceeds from variable rate senior term notes                    9,680,000
   Repayment of senior subordinated note                                         (15,000,000)
   Repayments of subordinated debentures                           (4,667,000)                     (595,000)
   Proceeds from sale of common stock                                             26,340,000
   Acquisitions of treasury stock                                  (1,630,000)
   Proceeds from exercise of stock options                             61,000        166,000        306,000
   Tax benefit relating to stock options                               73,000                        37,000
                                                                 ------------   ------------   ------------
          Net cash provided by financing activities               122,368,000     73,066,000     64,170,000
                                                                 ------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH                                       106,000       (664,000)       285,000

Cash - beginning of period                                          2,426,000      3,090,000      2,805,000
                                                                 ------------   ------------   ------------
CASH - END OF PERIOD                                             $  2,532,000   $  2,426,000   $  3,090,000
                                                                 ============   ============   ============
Supplemental disclosures of cash flow information:

   Interest paid                                                 $ 22,464,000   $ 18,163,000   $ 16,037,000
                                                                 ============   ============   ============
   Income taxes paid                                             $  5,710,000   $  3,003,000   $  3,807,000
                                                                 ============   ============   ============

The notes to consolidated financial statements are made a part hereof.

                FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A: SUMMARY OF SIGNIFICANT
        ACCOUNTING POLICIES

(1) Principles of Consolidation - The consolidated financial statements include the accounts of Financial Federal Corporation ("Financial") and its subsidiaries, Financial Federal Credit Inc. ("Credit"), First Federal Commercial Inc. and Financial Federal Commercial Inc. (collectively the "Company"). Intercompany accounts and transactions have been eliminated.

(2) Business - The Company provides collateralized lending, financing and leasing services throughout the United States primarily to middle-market commercial enterprises in diverse industries such as general construction, road and infrastructure construction and repair, manufacturing, trucking and waste disposal. The Company lends against, finances and leases a wide range of revenue-producing equipment such as cranes, earth movers, machine tools, personnel lifts, trailers and trucks.

(3) Income Recognition - Finance receivables comprise loans and other financings and noncancelable leases. All leases are accounted for as direct financing leases, where total lease payments, plus residual values, less the cost of the leased equipment is recorded as unearned finance income. Residual values are recorded at the lowest of (i) any stated purchase option, (ii) the present value at the end of the initial lease term of rentals due under any renewal options or (iii) the estimated fair value of the equipment at the end of the lease.

     Finance income is recognized over the term of receivables using the interest method. Costs incurred to originate or acquire finance receivables are deferred and amortized over the term of receivables using the interest method.

     Income recognition is suspended on finance receivables that are considered impaired (full collection of principal and interest being doubtful) by management. This typically occurs when (i) a contractual payment is more than 120 days past due, (ii) the counterparty becomes the subject of a bank-ruptcy proceeding or (iii) the underlying collateral is being liquidated. Impaired receivables are written down to the underlying collateral's currently estimated net liquidation value (if less than the recorded amount). Income recognition may be resumed when management believes full collection is probable. Any cash collected on impaired receivables is applied to the recorded investment.

(4) Allowance for Possible Losses - A general provision for possible losses on finance receivables is charged against income in an amount to increase the allowance for possible losses to a level that management considers appropriate. Write-downs of impaired receivables are charged to the allowance for possible losses and subsequent recoveries of amounts written down are credited to the allowance. Management periodically reviews the allowance giving consideration to present and anticipated national and regional economic conditions, industry conditions, the status of the finance receivables, and other factors.

(5) Income Taxes - Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement and tax return bases of assets and liabilities using enacted tax rates. Deferred tax expense represents the net change in deferred tax assets and liabilities during the year.

(6) Earnings Per Share - Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common stock equivalents comprise dilutive stock options and warrants that are assumed to be exercised for the calculation.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This standard replaces the current presentation of primary and fully diluted earnings per share, which both include the effects of common stock equivalents, with basic and diluted earnings per share effective in the Company's fiscal quarter ending January 31, 1998. Under SFAS 128, basic earnings per share, calculated by dividing net income by the weighted average number of common shares outstanding during the period, would be $0.87, $0.74 and $0.59 per share in 1997, 1996 and 1995, respectively. Diluted earnings per share would be the same as primary earnings per share for each of the three years.

(7) Use of Estimates - The consolidated financial statements and the notes thereto were prepared in accordance with generally accepted accounting principles which requires estimates and assumptions to be made by management that affect the amounts reported therein. Actual results could differ from those estimates.


NOTE B: FINANCE RECEIVABLES

(1) Finance receivables comprise installment sales and secured loans (including line of credit arrangements), collectively referred to as loans, which provide for interest at fixed rates or variable rates generally indexed to the prime rate (as defined) and investments in direct financing leases, as follows:
                                               July 31,
                                     ---------------------------
                                         1997           1996
Loans:                               ------------   ------------
   Fixed rate                        $291,221,000   $190,851,000
   Variable rate                      103,590,000    100,053,000
                                     ------------   ------------
        Total                         394,811,000    290,904,000
Direct financing leases               186,552,000    146,802,000
                                     ------------   ------------
        Finance receivables          $581,363,000   $437,706,000
                                     ============   ============

     The approximate weighted average interest rates were 10.7% and 11.1% on fixed rate loans at July 31, 1997 and 1996, respectively, and 2.6% and 2.8% over the prime rate on variable rate loans at July 31, 1997 and 1996, respectively.

(2)  The investment in direct financing leases comprises the following:

                                               July 31,
                                     ---------------------------
                                         1997           1996
                                     ------------   ------------
Minimum lease payments receivable    $193,201,000   $154,003,000
Residual values                        30,047,000     22,526,000
Unearned finance income               (36,696,000)   (29,727,000)
                                     ------------   ------------
     Investment in direct
       financing leases              $186,552,000   $146,802,000
                                     ============   ============

(3) Finance receivables generally provide for monthly installments of equal or varying amounts over periods ranging from two to five years. Annual contractual maturities of finance receivables at July 31, 1997 are as follows:

                                                       Direct
                         Fixed         Variable      Financing
                       Rate Loans     Rate Loans       Leases
                      ------------   ------------   ------------
1998                  $105,719,000   $ 46,898,000   $ 66,815,000
1999                    85,801,000     26,454,000     56,405,000
2000                    59,758,000     18,109,000     40,470,000
2001                    29,149,000      7,413,000     21,788,000
2002                     8,118,000      3,097,000      7,023,000
Thereafter               2,676,000      1,619,000        700,000
                      ------------   ------------   ------------
     Total            $291,221,000   $103,590,000   $193,201,000
                      ============   ============   ============

(4)  The activity of the allowance for possible losses is summarized as follows:
                                     Year Ended July 31,
                           -------------------------------------
                               1997         1996         1995
                           -----------   ----------   ----------
Balance - August 1          $8,008,000   $6,395,000   $5,191,000
Provision                    2,525,000    1,710,000    1,450,000
Write-downs                 (1,168,000)  (1,004,000)    (914,000)
Recoveries                     938,000      907,000      668,000
                           -----------   ----------   ----------
Balance - July 31          $10,303,000   $8,008,000   $6,395,000
                           ===========   ==========   ==========

(5) Income recognition has been suspended on finance receivables with a recorded investment of $5,626,000 (includes $3,979,000 of impaired loans) at July 31, 1997 and $5,894,000 (includes $4,489,000 of impaired loans) at July 31, 1996. The average recorded investment in impaired loans was $3,915,000 in 1997 and $3,185,000 in 1996. Impaired loans exclude direct financing leases.

(6) The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments are commitments to extend credit to customers. The Company uses the same credit policies and procedures in making these commitments as it does for finance receivables as the credit risks are substantially the same. At July 31, 1997 and 1996, the unused portion of these commitments was $5,805,000 and $7,075,000, respectively.


NOTE C: DEBT

Debt is summarized as follows:
                                               July 31,
                                     ---------------------------
                                         1997           1996
                                     ------------   ------------
Senior debt:
   Commercial paper                  $244,591,000   $189,960,000
   Bank borrowings                     80,090,000     65,870,000
   Term notes:
      7.40% due 2000                   25,000,000
      7.45% due 2001                   25,000,000
      6.76% due 2002                   55,000,000     55,000,000
   Variable rate term notes             9,680,000
                                     ------------   ------------
        Total senior debt             439,361,000    310,830,000
Subordinated debentures                 2,290,000      6,957,000
                                     ------------   ------------
        Total debt                   $441,651,000   $317,787,000
                                     ============   ============

(1) The Company issues commercial paper with a maximum term of 270 days. The weighted average interest rates on commercial paper outstanding at July 31, 1997 and 1996 were 5.8% and 5.7%, respectively.

     Commercial paper transactions with officers and other related parties are summarized as follows:

                            1997          1996          1995
                         -----------   -----------   -----------
Year ended July 31:
   Issued                $31,409,000   $34,778,000   $55,270,000
   Matured                33,479,000    32,218,000    65,596,000
   Interest expense          721,000       497,000       730,000
At July 31:
   Outstanding             7,306,000     9,376,000
   Accrued interest           91,000        99,000

(2) At July 31, 1997, the Company had $395,000,000 of committed unsecured revolving credit facilities with various banks expiring as follows:
$75,000,000 within one year and $320,000,000 on various dates from December 1998 through November 2001. These facilities contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial from Credit, capital expenditures and minimum net worth. The Company generally incurs a fee on the unused portion of these facilities.

     Outstanding borrowings of $80,090,000 at July 31, 1997 generally mature between 1 and 90 days and bear interest based on domestic money market rates or LIBOR, at the Company's option. The weighted average interest rates on bank borrowings were 6.3% and 6.1% at July 31, 1997 and 1996, respectively.

(3) The senior term notes are Credit's obligations. Interest is payable semi-annually. Prepayments of the notes are subject to a premium based on yield maintenance formulas. The notes contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial and minimum net worth.

(4) The variable rate senior term notes are payable to certain executive officers and their affiliates. The notes bear interest at variable rates indexed to LIBOR or domestic money market rates and mature in September 1998 subject to extension.

(5) In July 1996, Financial called its variable rate subordinated debentures at face value offering holders the option to receive amended debentures. As a result, $4,667,000 of these debentures were repaid ($997,000 to related parties) and $2,290,000 of amended debentures were issued ($2,181,000 to related parties) on September 1, 1996. The amended debentures mature March 1, 2003, bear interest, payable semi-annually, at the fixed annual rate of 8.0%, contain a penalty for prepayments made prior to September 1, 1999 and are subordinated to senior debt and other debt designated by the Board of Directors and to certain other liabilities as provided for in the debentures.

      In 1995, Financial repurchased a debenture with a face amount of $725,000 from a non-related party for $595,000.

(6) Under the most restrictive of the above dividend payment covenants, $34,826,000 of the Company's equity was free from dividend restrictions at July 31, 1997.

(7) At July 31, 1997, long-term senior debt (includes commercial paper and bank borrowings supported by credit facilities expiring after one year) and subordinated debt are due as follows: $154,680,000 in 1999, $130,000,000 in 2000, $45,000,000 in 2001, $105,000,000 in 2002 and $2,290,000 in 2003.


NOTE D: STOCKHOLDERS' EQUITY

(1) In July 1997, the Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend, payable on July 30, 1997.

      In December 1995, the Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend, payable in January 1996.

      Prior period average shares outstanding, share equivalents and per share amounts have been restated to reflect the stock splits. Shares sold or acquired prior to the stock splits have not been restated.

(2) In August 1996, the Company established a program to repurchase its common stock. Total repurchases are limited to $4,130,000 under the program as increased in May 1997. In 1997 (prior to the three-for-two stock split), 124,300 shares were repurchased for $1,630,000. Shares repurchased are retired.

(3) In December 1995, the Company's stockholders approved (i) an increase in the number of authorized shares of common stock from 10,000,000 to 25,000,000 and (ii) an amendment to the Company's stock option plan to increase the number of shares of common stock available in the plan from 1,125,000 to 2,250,000.

(4) In May 1996, the Company sold 1,700,000 shares of its common stock in a public offering. Net proceeds of $26,340,000 were used to repay bank borrowings.

(5)  Warrants:

In 1989, the Company issued warrants to purchase 1,125,000 shares of common stock at $2.83 per share to its original stockholders. The warrants were purchased for $.0022 each and expire February 1, 2001.

     In 1991, the Company issued warrants to purchase 481,500 shares of common stock at $2.72 per share to certain officers. The warrants were purchased for $.0555 each and expire August 31, 2001.


NOTE E: STOCK OPTIONS:

The Company's stock option plan was adopted in September 1989 (as amended) and expires in September 1999 subject to earlier termination by the Board of

Directors. Under the plan, the Company may grant non-qualified and incentive stock options to officers, directors and employees for the purchase of 2,250,000 shares of common stock. The exercise price of each option granted may not be less than the fair market value of the common stock on the grant date and the maximum term of an option is ten years.

      Options outstanding at July 31, 1997 were granted with a six year term and vest (become exercisable) in four equal cumulative annual installments commencing with the second anniversary of the grant date, except for 112,500 options that were granted to certain executive officers in 1996 with an eight year term and vest in eight varying annual cumulative installments. At July 31, 1997, 1,170,754 shares of common stock were available for future grants of options.

      Stock option activity and related information is summarized as follows:

                                    Number of   Weighted Average
                                     Options     Exercise Price
                                    ---------   ----------------
Outstanding at August 1, 1994        473,512         $ 5.23
   Granted                             2,700           6.78
   Exercised                        (108,450)          2.85
   Canceled                          (13,275)          6.69
                                     -------
Outstanding at July 31, 1995         354,487           5.92
   Granted                           258,225           9.05
   Exercised                         (50,513)          3.35
   Canceled                          (47,588)          6.64
                                     -------
Outstanding at July 31, 1996         514,611           7.68
   Granted                           131,925          11.17
   Exercised                          (9,537)          6.39
   Canceled                          (45,302)          8.10
                                     -------
Outstanding at July 31, 1997         591,697           8.45
                                     =======
Exercisable at July 31:
   1995                               66,937          $4.33
   1996                               97,480           6.78
   1997                              149,534           6.68

     The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," and therefore continues to apply Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options. Under APB 25, no compensation expense is recognized when the exercise price of stock options is at least equal to the market price of the stock on the grant date.

     The exercise prices of options outstanding at July 31, 1997 ranged from $6.22 to $11.17. Additional information of these options, by price range, is summarized as follows:
                                                 Price Range
                                             -------------------
                                             Under $8    Over $8
                                             --------    -------
Outstanding:
   Number                                     336,397    255,300
   Weighted average exercise price              $6.83     $10.58
   Weighted average remaining
     contractual life (in years)                  3.8        5.1
Exercisable:
   Number                                     149,534         --
   Weighted average exercise price              $6.68

     Pro forma amounts of net earnings and earnings per share, determined as if compensation expense attributable to stock options had been recognized under SFAS 123 using the fair value method, are as follows:

                                           Year Ended July 31,
                                        ------------------------
                                            1997         1996
                                        -----------   ----------
Net earnings                            $12,720,000   $9,473,000
Earnings per share:
   Primary                                    $0.79        $0.67
   Fully diluted                              $0.78        $0.67

     The pro forma effect on net earnings in 1997 and 1996 may not be representative of the effect in future years since compensation expense attributable to stock options under SFAS 123 is measured over an option's vesting period and only applies to options granted by the Company after August 1, 1995.

     The Company estimated the weighted average grant date fair values at $3.78 and $3.55 for stock options granted in 1997 and 1996, respectively, using the Black-Scholes option-pricing model based on the following assumptions: weighted average risk-free interest rates of 6.7% in 1997 and 6.0% in 1996; expected volatility rates of the price of the Company's common stock of 27%; and weighted average expected life of options granted of 4.3 years in 1997 and 6.2 years in 1996.


NOTE F: INCOME TAXES

(1)  The provision for income taxes comprises the following:

                                     Year Ended July 31,
                            ------------------------------------
                               1997         1996         1995
                            ----------   ----------   ----------
Currently payable:
   Federal                  $4,887,000   $2,773,000   $2,742,000
   State and local             782,000      384,000      346,000
                            ----------   ----------   ----------
        Total                5,669,000    3,157,000    3,088,000
Deferred                     2,336,000    2,662,000    1,238,000
Tax benefit relating
  to stock options              73,000                    37,000
                            ----------   ----------   ----------
        Provision for
          income taxes      $8,078,000   $5,819,000   $4,363,000
                            ==========   ==========   ==========

(2) Income taxes computed at the statutory federal income tax rates are reconciled to the provision for income taxes as follows:

                                     Year Ended July 31,
                            ------------------------------------
                               1997         1996         1995
                            ----------   ----------   ----------
Federal income tax at
  statutory rates           $7,345,000   $5,313,000   $3,934,000
State and local taxes
  (net of federal
  income tax benefit)          733,000      506,000      429,000
                            ----------   ----------   ----------
       Provision for
         income taxes       $8,078,000   $5,819,000   $4,363,000
                            ==========   ==========   ==========

(3) Deferred income taxes comprises the tax effect of the following temporary differences:
                                                July 31,
                                       -------------------------
                                          1997          1996
                                       -----------   -----------
Deferred tax liabilities:
   Leasing transactions                $14,193,000   $11,069,000
   Deferred origination costs            2,218,000     1,902,000
                                       -----------   -----------
        Total                           16,411,000    12,971,000
                                       -----------   -----------
Deferred tax assets:
   Allowance for possible losses        (3,993,000)   (3,070,000)
   Other liabilities                    (1,133,000)     (952,000)
                                       -----------   -----------
        Total                           (5,126,000)   (4,022,000)
                                       -----------   -----------
        Deferred income taxes          $11,285,000   $ 8,949,000
                                       ===========   ===========


NOTE G: LEASE COMMITMENTS

     The Company occupies office space under leases expiring through 2004. At July 31, 1997, minimum future annual rentals due under these leases are $627,000 in 1998, $496,000 in 1999, $439,000 in 2000, $308,000 in 2001,
$322,000 in 2002 and $242,000 thereafter.

     Office rent expense was $677,000 in 1997, $550,000 in 1996 and $473,000 in 1995.


NOTE H: CONCENTRATION OF CREDIT RISK

     The Company manages its exposure to the credit risk associated with its finance receivables through established credit policies and procedures which include requiring a first lien on equipment collateral on all transactions. The Company evaluates the equipment collateral on an ongoing basis and focuses on lending against, financing and leasing equipment collateral that has an economic life exceeding the term of the receivable, is not subject to rapid technological obsolescence, has applications in various industries, is easily accessible and movable and has a broad resale market. The Company may also obtain third party guarantees and/or hold back a portion of the amount financed.

     Concentrations of credit risk arise when counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant concentration of credit risk with any one counterparty. The major concentrations of credit risk grouped by the industries and geographic regions of counterparties, expressed as a percentage of finance receivables, were as follows:

                             July 31,
                         ---------------
                          1997     1996
                         ------   ------
Industry:
   Trucking                19%      20%
   Construction            15       17
   Waste disposal          14       13
   Cranes                  12       11

Geographic region:
   Southwest               25%      27%
   Northeast               25       21
   Southeast               24       25


NOTE I: FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company's financial instruments comprise cash, finance receivables (excluding leases), commitments to extend credit and debt. The following summarizes the methods used to estimate the fair value of these financial instruments.

     The carrying values of cash, commercial paper and bank borrowings approximate their fair values based on their short-term maturities.

      The carrying values of the senior term notes, the variable rate senior term notes and the subordinated debentures are estimated to approximate their fair values at July 31, 1997 and 1996 based on their future cash flows discounted at current rates for debt with similar terms and maturities.

      It is not practicable for the Company to estimate the fair value of its finance receivables and commitments to extend credit. These financial instruments comprise a substantial number of transactions with commercial obligors in numerous industries, are secured by liens on various types of equipment and may be guaranteed by third parties. Each transaction would be valued by a potential buyer based on its credit quality, collateral value, third party guarantee(s), payment history, interest rate, maturity, documentation and other legal matters, and many other considerations which would involve the buyer's subjective judgment. The value received in a fair market sale of each of these transactions would be based on the nature of the sale, the documentation governing such sale, the Company's and the buyer's views of general economic conditions, industry dynamics, the Company's and the buyer's tax considerations, and numerous other factors.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors and Shareholders
Financial Federal Corporation


We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and Subsidiaries as at July 31, 1997 and 1996, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Federal Corporation and Subsidiaries at July 31, 1997 and 1996, and their consolidated operating results and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/ Eisner & Lubin LLP
                                              ----------------------------
                                              CERTIFIED PUBLIC ACCOUNTANTS


New York, New York
September 4, 1997

                              SELECTED QUARTERLY DATA
                              -----------------------

The following table sets forth quarterly financial data for the years ended July 31, 1997 and 1996 adjusted for the July 1997 and January 1996 three-for-two stock splits.

                                                                   Earnings per Share
                                                                   ------------------
                                                                               Fully
                                       Revenues     Net Earnings   Primary    Diluted
                                      -----------   ------------   -------    -------
Fiscal 1997, three months ended:
   October 31, 1996                   $12,530,000     $2,972,000     $0.18      $0.18
   January 31, 1997                    13,356,000      3,134,000      0.19       0.19
   April 30, 1997                      13,999,000      3,287,000      0.20       0.20
   July 31, 1997                       15,420,000      3,516,000      0.22       0.22

Fiscal 1996, three months ended:
   October 31, 1995                   $10,175,000     $2,124,000     $0.16      $0.16
   January 31, 1996                    10,741,000      2,317,000      0.17       0.17
   April 30, 1996                      10,905,000      2,439,000      0.18       0.18
   July 31, 1996                       11,702,000      2,730,000      0.17       0.17


                     STOCK PRICE HISTORY AND DIVIDEND POLICY
                     ---------------------------------------

The Company's common stock is traded on the American Stock Exchange under the symbol "FIF". The following table sets forth the quarterly high and low closing sales prices per share of the common stock as reported by the American Stock Exchange adjusted for the July 1997 and January 1996 three-for-two stock splits.

                                           FISCAL 1997         FISCAL 1996
                                         ---------------     ---------------
                                          High     Low       High     Low
                                         ------   ------     ------   ------
First Quarter ended October 31           $10.58   $ 8.50     $ 9.73   $ 7.83
Second Quarter ended January 31          $11.83   $ 9.25     $11.00   $ 9.28
Third Quarter ended April 30             $13.00   $10.42     $11.25   $10.09
Fourth Quarter ended July 31             $15.58   $11.42     $11.42   $ 8.42

The Company presently has no intention of paying cash dividends in the foreseeable future.

                              CORPORATE DIRECTORY
                              -------------------

OFFICERS

Chairman of the Board and President
Clarence Y. Palitz, Jr.

Executive Vice President and Treasurer
Michael C. Palitz

Executive Vice President
Paul Sinsheimer

Senior Vice President
William M. Gallagher

Senior Vice President & Secretary
Troy H. Geisser

Senior Vice President
Richard W. Radom

Vice President
Julian C. Green, Jr.

Vice President
Jeanne McDonald

Vice President
Fred J. Palumbo

Administrative Vice President
Ted Wooldridge

Controller and Assistant Treasurer
David H. Hamm


OFFICERS OF SUBSIDIARIES ONLY

Senior Vice Presidents:
John V. Golio
Daniel J. McDonough

Vice Presidents:
Donald G. Pokorny
Luther C. Whitlock

Divisional Vice President:
William J. Flaherty

Regional Vice Presidents:
Gary Barnes
Johnie E. Christ
Thomas Fahl
James M. Keesee
W. J. Mattocks
Michael A. Nelson
James R. Scappi
Rodney Sepulvado
Thomas L. Tornee

Assistant Vice Presidents:
Donald Hamann
Gregory Lile
James H. Mayes, Jr.
Kevin McGinn
Gary L. Pace
Kimberly P. Walter
Gerry H. Wilson

Assistant Secretaries:
Joan E. Bischer
Donna L. Frate
Robert Grawl, Jr.
Chris Jones
Thomas G. Kassakatis
Gregory Treichler

Assistant Controllers:
Barbara Constantino
E. Scott Megason

DIRECTORS

Lawrence B. Fisher
Partner
Orrick, Herrington & Sutcliffe LLP
Attorneys

William C. MacMillen, Jr.
President
William C. MacMillen & Co., Inc.
Investment Bankers

Bernard G. Palitz
President
Gregory Capital Corporation
Investments

Clarence Y. Palitz, Jr.
Chairman of the Board and President
Financial Federal Corporation

Michael C. Palitz
Executive Vice President and Treasurer
Financial Federal Corporation

Paul Sinsheimer
Executive Vice President
Financial Federal Corporation


AUDITORS
Eisner & Lubin LLP
Certified Public Accountants
250 Park Avenue, New York, NY 10177

GENERAL COUNSEL
Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue, New York, NY 10103

TRANSFER AGENT AND REGISTRAR
The Bank of New York
New York, NY


LOCATIONS

Headquarters:
400 Park Avenue, 8th Floor
New York, NY 10022
(212) 888-3344

Full Service Offices:
1300 Post Oak Boulevard, Suite 1300
Houston, TX 77056
(713) 439-1177

601 Oakmont Lane, Suite 270
Westmont, IL 60559
(630) 986-3900

300 Frank W. Burr Boulevard
Teaneck, NJ 07666
(201) 801-0300

201 McCullough Drive, Suite 320
Charlotte, NC 28262
(704) 549-1009

1855 W. Baseline Road, Suites 145 and 155
Mesa, AZ 85202
(602) 491-1300


CORPORATE INFORMATION

The annual meeting of shareholders will be held at 270 Park Avenue, New York, NY on December 9, 1997 at 10 a.m. Eastern Time.

For a copy of Form 10-K or other information about the Corporation contact:

Investor Relations
Financial Federal Corporation
400 Park Avenue, 8th Floor
New York, NY 10022
(212) 888-3344

                               [INSIDE BACK COVER]

[logo]

    FINANCIAL
     FEDERAL
   CORPORATION

 400 PARK AVENUE
NEW YORK, NY 10022

[BACK COVER]