Form 10-K, Exhibit 13
period 1998-07-31
FINANCIAL FEDERAL CORP
filed 1998-10-28
CIK 854711

Exhibit 13.1

================================================================================

Financial Federal Corporation [PHOTO OMITTED]

                              "A Nationwide Equipment Finance & Leasing Company"

                                                                   [LOGO]
                                                              1998 Annual Report

================================================================================

--------------------------------------------------------------------------------

                                Corporate Profile

--------------------------------------------------------------------------------

                       FINANCIAL FEDERAL CORPORATION IS A

                        NATIONWIDE INDEPENDENT FINANCIAL

                        SERVICES COMPANY SPECIALIZING IN

                        FINANCING INDUSTRIAL, COMMERCIAL

                       AND PROFESSIONAL EQUIPMENT THROUGH

                         INSTALLMENT SALES AND LEASING

                          PROGRAMS FOR MANUFACTURERS,

                         DEALERS AND OPERATORS OF SUCH

                     EQUIPMENT. IN ADDITION TO ITS NEW YORK

                       OFFICE, THE COMPANY HAS FIVE FULL-

                      SERVICE OPERATIONS CENTERS IN TEXAS,

                      ILLINOIS, NEW JERSEY, NORTH CAROLINA

                      AND ARIZONA AND ADDITIONAL MARKETING

                       LOCATIONS THROUGHOUT THE COUNTRY.

                           (www.financialfederal.com)

--------------------------------------------------------------------------------

                              Financial Highlights

--------------------------------------------------------------------------------


For years ended July 31,
(in thousands, except per share data)                   1998         1997         1996         1995         1994
-----------------------------------------------------------------------------------------------------------------
Finance Receivables, net                              $759,097     $571,060    $429,698     $339,299     $268,642

Total Assets                                           766,108      574,764     433,087      342,936      271,987

Total Senior Debt                                      500,532      439,361     310,830      249,270      184,848

Stockholders' Equity                                   123,229      105,604      94,191       58,075       50,523

Revenues                                                72,722       55,305      43,523       34,951       25,866

Net Earnings                                            17,032       12,909       9,610        7,209        5,944

Earnings Per Common Share, Diluted                        1.03         0.80        0.68         0.54         0.46

Earnings Per Common Share, Basic                          1.15         0.87        0.74         0.59         0.54


[the following three bar graphs were represented below the above table]


  REVENUES
-------------
(in millions)

NET EARNINGS
-------------
(in millions)

   FINANCE
 RECEIVABLES
-------------
(in millions)

--------------------------------------------------------------------------------

                                Dear Shareholder:

--------------------------------------------------------------------------------

It is with great pride that we inform you that fiscal 1998 represented the Company's ninth consecutive year of record earnings and receivables growth. Net earnings were $17 million, a 32% increase over the previous year. Finance receivables outstanding increased 33% and reached an all-time high of $772 million at July 31, 1998. Earnings per share increased to $1.03, a 29% increase over last year.

Other significant achievements during the year included:

o Listing the Company's Common Stock (ticker symbol "FIF") on the New York Stock Exchange.

o Issuing $100 million, 4 1/2%, 7-year subordinated notes convertible into Common Stock at $30.15625 per share. The notes are callable in 2001 and are listed on the New York Stock Exchange.

o Increasing the Company's investment grade Commercial Paper program from $250 million to $350 million.

o Increasing fixed rate senior term debt to $170 million, thus match-funding a larger portion of the Company's fixed rate receivables portfolio.

   [The following table was depicted as a pie chart in the printed material.]

                            DEBT 1998
                            ---------
Commercial Paper              28.2%
Senior Term Notes             51.7%
Subordinated Debt             16.9%
Bank Borrowings                0.5%
Other                          2.7%

================================================================================

"We believe Financial Federal's listing on the New York Stock Exchange will create better visibility for the Company and its securities, thus enhancing shareholder value."

The Company's major competitors include the country's largest finance and leasing companies. In addition, we compete, nationwide and locally, with national and regional banks, insurance companies and investment banks. Despite an increasingly competitive environment, Financial Federal has substantially increased its receivables, posted impressive compounded earnings gains, continued to attract exceptionally talented and experienced personnel, increased its loss reserves, maintained what may be the lowest net loss percentage in the industry and continued to have one of the highest returns on average earning assets without utilizing gain-on-sale accounting.


                                                               LOAN LOSS DATA
                                                                (in millions)

                           1994       1995       1996       1997       1998
                         --------   --------   --------   --------   --------
Allowance for Losses       $5.2       $6.4       $8.0       $10.3      $13.3

Net Credit Losses           0.3        0.2        0.1         0.2        0.1

[represented as a dual bar graph]

================================================================================

--------------------------------------------------------------------------------

                                  Steady Growth

--------------------------------------------------------------------------------

During the fiscal year, we have all read a great deal about loan "churning." Borrowers are actively refinancing debt at lower cost coupled with more liberal terms. Such refinancing has become particularly troublesome for some consumer finance companies who have front-end loaded reported income without fully providing for the impact of increased prepayments. Financial Federal exclusively services businesses, not consumers, and thus it incorporates in most of its contracts prepayment premium provisions. Therefore, if a receivable is paid off before its stated maturity, the Company can generally protect a good portion of its anticipated profit.

Some of the many reasons for the Company's continuous record of double-digit, profitable growth are outlined below.

o SUSTAINED AND STEADY GROWTH. Experience has taught our management that unbridled growth for growth's sake will inevitably lead to severe, if not fatal, financial and control trauma. Financial Federal believes in sustained, steady growth that focuses on cash earnings.

================================================================================

"The Company possesses the financial strength to substantially expand its receivables portfolio."

--------------------------------------------------------------------------------

FIF
Listed
--------------------------------------------------------------------------------
NYSE
THE NEW YORK STOCK EXCHANGE

o PRUDENT ACCOUNTING PRACTICES. Gain-on-sale or "soft" accounting methods permit financial companies to front-end income, which effectively mortgages their future profits. Thus, in order for such companies to maintain continued earnings growth, they must generate an ever-increasing amount of business regardless of prevailing economic or competitive conditions. Financial Federal believes in controlled systematic arithmetic expansion rather than out-of-control geometric growth, coupled with sound and conservative accounting practices.

o UNEARNED INTEREST INCOME. Financial Federal's receivables portfolio, virtually all of which was originated by the Company, is directly held on balance sheet. Therefore, the


                     BORROWING BASE
                      (in millions)

        1996       1997       1998
      --------   --------   --------
       $110.1     $119.2     $241.6

[represented as a bar graph]


================================================================================

--------------------------------------------------------------------------------

                                  Our Business

--------------------------------------------------------------------------------

      Company has deferred income, in the range of $150 million which equals twice the Company's fiscal 1998 revenues.

o LOW LEVERAGE. Many financial companies, upon close scrutiny, through securitization and other off balance sheet arrangements, are leveraged in excess of 20 times actual tangible net worth. If a financial company is excessively leveraged, when the economy softens and/or interest rates rise, it may become vulnerable to major earnings, funding, control and portfolio problems. Financial Federal's total debt to net worth leverage, as of July 31, 1998, was under 5 times which is well below industry average. The Company possesses the financial strength to substantially expand its receivables portfolio, both through internal generation and strategic acquisitions, without diluting shareholder value while still maintaining appropriate and acceptable debt to tangible net worth ratios.

o SUPERIOR CUSTOMER SERVICE. To remain competitive and achieve our earnings targets, we strive to maintain a creditworthy receivables portfolio and offer our customers flexible, innovative and prompt service.

================================================================================

"In an increasingly competitive environment, Financial Federal has substantially increased its receivables and posted impressive compounded earnings gains."

                                 [PHOTOS OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                                   EQUIPMENT
                                   ---------
Construction Related                  45%
Trucking                              20%
Manufacturing                         16%
Waste Disposal                        13%
Other                                  6%

--------------------------------------------------------------------------------

                                   Our Future

--------------------------------------------------------------------------------

Many of the Company's customers and prospects are directly or indirectly engaged in road and infrastructure building and repair. Congress recently passed the Building Efficient Surface Transportation and Equity Act of 1998 ("BESTEA"), a $200+ billion highway program which is expected to be a major source of new business opportunities for the Company and its customers for years to come.

During fiscal 1999, I will be looking to Paul R. Sinsheimer, Chief Operating Officer, and Michael C. Palitz, Chief Financial Officer, to assume more of my operational and administrative responsibilities. Thus, for the first time, I have asked them to join me in signing this letter to you and, by doing so, to commit themselves to continuing our Company's vision of measured and sustained earnings growth, coupled with the ever-present striving to be the best in our field.

We thank all of you for your continued support as we address the many challenges that lie ahead.

================================================================================
                                 October 1, 1998


/s/ Clarence Y. Palitz, Jr.  /s/ Paul R. Sinsheimer  /s/ Michael C. Palitz

Clarence Y. Palitz, Jr.      Paul R. Sinsheimer      Michael C. Palitz
Chairman and                 President and Chief     Executive Vice President
Chief Executive Officer      Operating Officer       and Chief Financial Officer

                 Financial Federal Corporation and Subsidiaries

                     Management's Discussion and Analysis of
                       Operations and Financial Condition

Results of Operations

General--The Company derives profits to the extent that income earned on its finance receivables exceeds its cost of borrowed funds, operating and administrative expenses, and provision for possible losses. The Company borrows funds in the wholesale markets to provide lending, financing and leasing services to primarily middle-market businesses nationwide. The Company's business activities can be regulated by state usury, lending and lien perfection rules and laws. Certain states also require the Company to obtain licenses in order to engage in certain business activities.

      The Company's leasing activities are similar in business terms to its lending and financing activities, differing only in legal and tax treatment. A transaction is characterized and documented as a lease based on management's evaluations of the customer's credit and the equipment collateral, the customer's preference and other factors. The types of equipment that the Company lends against, finances and leases, and the ongoing operational treatment of a transaction, are generally the same, regardless of the documentation used. The Company accounts for all transactions as financing arrangements.

Comparison of Fiscal 1998 to Fiscal 1997--Finance income increased 31% to $72.7 million in fiscal 1998 from $55.3 million in fiscal 1997. The increase was primarily the result of the $161 million, or 32%, increase in the amount of average finance receivables outstanding from $507 million in 1997 to $668 million in 1998, partially offset by lower weighted average finance rates charged by the Company on new finance receivables. Finance receivables booked increased 36% to $629 million in 1998 from $464 million in 1997, primarily due to the expansion of the Company's marketing efforts into new geographic areas (primarily in the West) and further penetration in its existing areas (primarily in the Southeast) and an increase in the number of marketing personnel of approximately 20%.

      Interest expense, incurred on borrowings used to fund finance receivables, increased 39% to $32.6 million in 1998 from $23.4 million in 1997. The increase was primarily due to the 37% increase in average debt outstanding during 1998 from 1997, and, to a lesser extent, slight increases in average market interest rates, and in the Company's cost of funds due to the issuance of additional term debt.

      Finance income before provision for possible losses on finance receivables increased by 26% to $40.2 million in 1998 from $31.9 million in 1997. Finance income before provision for possible losses, expressed as a percentage of average finance receivables outstanding, decreased to 6.0% in 1998 from 6.3% in 1997, primarily due to the Company's higher debt-to-equity ratio, 4.9 at July 31, 1998 compared to 4.2 at July 31, 1997 and, to a lesser extent, the slight increase in the Company's cost of borrowed funds.

      The provision for possible losses on finance receivables increased by 25% to $3.2 million in 1998 from $2.5 million in 1997. The increase was primarily due to the increase in finance receivables. See Note B(4) of Notes to Consolidated Financial Statements for the summary of activity in the allowance for possible losses.

      Salaries and other expenses increased 10% to $9.2 million in 1998 from $8.4 million in 1997. The increase was primarily due to increased marketing costs and other costs associated with the growth in finance receivables and salary increases.

      The provision for income taxes increased to $10.8 million in 1998 from $8.1 million in 1997 primarily due to the increase in earnings before income taxes.

      Net earnings increased by 32% to $17.0 million in 1998 from $12.9 million in 1997. Diluted earnings per share increased by 29% to $1.03 per share in 1998 from $0.80 per share in 1997 and basic earnings per share increased by 32% to $1.15 per share in 1998 from $0.87 per share in 1997. The increase in diluted earnings per share was lower than the increase in net earnings primarily due to the 87% increase in the average price of the Company's common stock in 1998 over 1997.

Comparison of Fiscal 1997 to Fiscal 1996--Finance income increased 27% to $55.3 million in fiscal 1997 from $43.5 million in fiscal 1996. The increase was primarily the result of the $119 million, or 31%, increase in the amount of average finance receivables outstanding from $388 million in 1996 to $507 million in 1997, partially offset by reduced weighted average finance rates charged by the Company on new finance receivables and the year to year decline in average market interest rates. Finance receivables booked in 1997 increased 29% to $464 million from $359 million in 1996 primarily as a result of the expansion of the Company's marketing efforts into new geographic areas and further penetration in its existing areas. In November 1996, the Company opened a new full service office in Mesa, Arizona.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                     Management's Discussion and Analysis of
                       Operations and Financial Condition
                                   (Continued)

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

      Net earnings increased by 34% to $12.9 million in 1997 from $9.6 million in 1996. Diluted earnings per share increased by 18% to $0.80 per share in 1997 from $0.68 per share in 1996 and basic earnings per share increased by 18% to $0.87 per share in 1997 from $0.74 per share in 1996. The increases in earnings per share were lower than the increase in net earnings primarily due to the sale of 1.7 million shares of the Company's common stock in a public offering in May 1996.

Receivable Portfolio and Asset Quality

      Finance receivables outstanding increased by $191.0 million, or 33%, to $772.4 million at July 31, 1998 from $581.4 at July 31, 1997. The increase was due to the amount of finance receivables originated exceeding amounts collected. At July 31, 1998, Financial Federal Credit Inc. ("Credit," a wholly-owned subsidiary) had $762.4 million, or 98.7%, of total finance receivables and First Federal Commercial Inc. (a wholly-owned subsidiary) had the balance of finance receivables.

      The allowance for possible losses increased to $13.3 million at July 31, 1998 from $10.3 million at July 31, 1997, and was 1.73% of finance receivables at July 31, 1998 as compared to 1.77% at July 31, 1997. The allowance is periodically reviewed by the Company's management and is based on management's current assessment of the risks inherent in the Company's finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of counterparties and other factors. Future increases in the allowance level may be necessary based on changes in these factors.

      The equipment collateral securing the Company's finance receivables generally possess certain characteristics that have served to mitigate potential credit losses. Such characteristics include an economic life exceeding the term of the receivable, low levels of technological obsolescence, applications in various industries, ease of accessibility and transporting and a broad resale market. These characteristics, combined with management's experience and expertise with the equipment collateral, have minimized the Company's net credit losses.

      Net credit losses (write-downs of receivables less subsequent recoveries) incurred on the Company's finance receivables decreased to $123,000 in 1998 from $230,000 in 1997. Management believes that the Company's net credit losses have been historically low primarily due to favorable economic and industry conditions. Net credit losses, expressed as a percentage of average finance receivables outstanding, was 0.02% in 1998, 0.05% in 1997, 0.03% in 1996, 0.08%
in 1995, 0.13% in 1994 and 0.31% in 1993. Management does not currently expect this trend to continue. An economic downturn could cause an increase in the Company's net credit losses. Future increases in the Company's net credit losses could have a negative impact on the Company's earnings through additional increases in the provision for possible losses.

      Non-performing finance receivables were $6.5 million, or 0.8% of total finance receivables, at July 31, 1998, as compared to $5.6 million, or 1.0% of total finance receivables, at July 31, 1997. The level of non-performing finance receivables is also historically low, again primarily due to favorable economic and industry conditions. Adverse changes in these conditions could result in an increase in the level of non-performing finance receivables. Such an increase could have a negative impact on the Company's earnings through decreased revenue.

================================================================================

      The Company's finance receivables reflect certain industry and geographic concentrations of credit risk. These concentrations arise from counterparties having similar economic characteristics that would cause their ability to meet their contractual obligations to the Company to be similarly affected by changes in economic or other conditions. The major industry concentrations are: trucking--18%, construction--17%, cranes --13% and waste disposal--12%. The major geographic concentrations are: Southeast--25%, Northeast--24% and Southwest--24%.

Liquidity and Capital Resources

      The Company is dependent upon the continued availability of funds to originate or acquire finance receivables and to purchase portfolios of finance receivables. The Company may obtain required funds from a variety of sources, including internal generation, direct issuance of, and dealer placed, commercial paper, borrowings under revolving credit facilities, placements of term debt and sales of common and preferred equity. Management believes, but cannot assure, that the Company has available sufficient liquidity to support its future operations.

      The Company has obtained the majority of its senior borrowings through Credit and has obtained the balance of its borrowings through Financial Federal Corporation ("Financial," the parent company).

      The Company has received investment grade credit ratings on its commercial paper and senior debt. Credit's commercial paper is rated "F-2" by Fitch IBCA, Inc. and Financial's and Credit's commercial paper is rated "D-2" by Duff & Phelps Credit Rating Co. Credit's senior unsecured debt is rated "BBB" by Fitch IBCA, Inc. and Duff & Phelps Credit Rating Co. These credit ratings provide the Company with greater access to capital markets.

      The Company's total debt outstanding increased by $161.2 million to $602.8 million at July 31, 1998 from $441.7 million at July 31, 1997. The Company also increased its stockholders' equity by $17.6 million to $123.2 million at July 31, 1998 from $105.6 million at July 31, 1997 and its net deferred income tax liability by $4.8 million to $16.1 million at July 31, 1998 from $11.3 million at July 31, 1997. These increases, together with increases in the Company's accrued expenses and other liabilities, were used primarily to fund the increase in finance receivables.

      During fiscal 1998, the Company improved its liquidity as follows:

o In January 1998, Credit established a $100.0 million Medium Term Note program and issued $55.0 million of fixed rate notes thereunder with maturities at five, seven, and ten years.

o In February 1998, Credit increased the size of its dealer commercial paper program from $250.0 million to $350.0 million. At July 31, 1998, $311.2 million of commercial paper was outstanding.

o In April 1998, Financial sold $100.0 million of its convertible subordinated notes due in 2005.

o During the year, the Company increased its total committed unsecured revolving credit facilities by $35.0 million to $430.0 million at July 31, 1998.

      The sources of the Company's borrowings are described below:

      Financial and Credit are each direct issuers of investment grade commercial paper. Credit also issues investment grade commercial paper through a $350.0 million program with recognized dealers. The Company's commercial paper is unsecured and matures within 270 days. Interest rates on commercial paper outstanding at July 31, 1998 generally ranged from 5.7% to 5.9%. The Company has not obtained commitments from any purchaser of its commercial paper for additional or future purchases. The Company's current policy is to maintain committed revolving credit facilities from banks so that the aggregate amount available thereunder exceeds commercial paper outstanding.

      At July 31, 1998, Credit had $337.5 million of committed unsecured revolving credit facilities with original terms ranging from two to five years with nineteen banks under which $3.4 million of aggregate borrowings were outstanding. At July 31, 1998, Credit also had $92.5 million of committed unsecured revolving credit facilities with an original term of one year or less with eight banks under which no borrowings were outstanding. At July 31, 1998, $292.5 million of the long-term revolving credit facilities expire after one year. Interest rates on borrowings under these facilities are based on either domestic money market rates or LIBOR. The Company generally incurs a fee on the unused portion of these facilities. The banks are not contractually obligated to renew these facilities.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                     Management's Discussion and Analysis of
                       Operations and Financial Condition
                                   (Continued)

      Information about the combined amounts and interest rates of the Company's commercial paper and bank borrowings follows:

(dollars in millions)                  1998             1997           1996
=============================================================================
Maximum amount outstanding
  during the year                     $390.8           $374.7         $270.2
Average amount outstanding
  during the year                      333.3            316.6          216.2
Weighted average interest rate:
  During the year                        5.9%             5.9%           6.2%
  End of the year                        5.8              6.0            5.9
=============================================================================

      At July 31, 1998, the Company reported $292.5 million of commercial paper and bank borrowings as long-term senior debt on its Consolidated Balance Sheet based on the amount of long-term revolving credit facilities expiring after one year.

      In January 1998, the Company established a $100.0 million 144A Medium-Term Note Program, rated "BBB" by Fitch IBCA, Inc. and Duff & Phelps Credit Rating Co., and issued $55.0 million of senior notes thereunder, with interest payable semi-annually, as follows (dollars in millions):

Amount                  Term                   Maturity                  Rate
==============================================================================
$30.0                 5 years               January 29, 2003             6.45%
 20.0                 7 years               January 31, 2005             6.68
  5.0                10 years               January 29, 2008             6.80
==============================================================================

      At July 31, 1998, the Company also had $115.0 million of senior term notes due as follows: $25.0 million on July 14, 2000, $25.0 million on December 14, 2000, $55.0 million on September 1, 2001 and $10.0 million on August 1, 2002.

      On April 29, 1998, the Company issued $100.0 million of 4.5% convertible subordinated notes due May 1, 2005. The notes are convertible into shares of the Company's common stock at any time before maturity at a conversion price of $30.15625 per share. The Company can call the notes beginning May 4, 2001 at a premium that decreases 25% annually from 2.57%. Interest on the notes is payable semi-annually. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined.

      At July 31, 1998, Credit had $15.9 million of variable rate senior term notes outstanding with certain executive officers of the Company and their affiliates. These notes mature in September 1999, subject to extension.

      The revolving credit facilities, senior term notes and medium term notes contain certain restrictive covenants including limitations on: indebtedness, encumbrances, investments, dividends and other distributions from Credit to Financial, sales of assets, mergers and other business combinations, capital expenditures and the minimum adjusted net worth of Credit. Under the most restrictive of the above dividend payment covenants, $48.7 million of the Company's equity was free of dividend restrictions at July 31, 1998.

Market Interest Rate Risk and Sensitivity

      The net yield of the Company's finance receivables, the cost of the Company's borrowed funds and the resulting net interest spread follow:

Year Ended July 31,                             1998        1997       1996
============================================================================
Average yield of finance
  receivables                                   10.9%       10.9%      11.2%
Weighted average cost
  of borrowed funds                              6.3%        6.2%       6.6%
----------------------------------------------------------------------------
Net interest spread                              4.6%        4.7%       4.6%
============================================================================

      The weighted average interest rate charged by the Company on its finance receivables was 10.2% at July 31, 1998. At July 31, 1997 and 1996, the weighted average rates were 10.7% and 11.1%, respectively. The decline is primarily due to lower retail market interest rates, competitive pressures and prepayments of older transactions. The decline in rates has been offset by prepayment premiums and increases in other non-interest revenue. If competitive pressures increase and/or market interest rates decline further, the Company may have to decrease the rates it charges on new transactions. Such a decrease could affect negatively the Company's earnings.

      Finance receivables generally have original maturities ranging from two to five years and provide for monthly installments. The Company experiences some prepayments on its finance receivables which shorten the scheduled maturities.

================================================================================

      The Company's finance receivables comprise fixed rate and variable rate transactions. At July 31, 1998, $651.2 million, or 84%, of finance receivables provide for interest at fixed rates and $121.2 million, or 16%, of finance receivables provide for interest at variable rates indexed to the prime rate. The percentage of finance receivables that provide for fixed interest rates has increased from 66% at July 31, 1995 primarily due to continued low market interest rates. At July 31, 1998, $216.8 million of fixed rate finance receivables are scheduled to mature within one year.

      The total of fixed rate term debt of $272.3 million, stockholders' equity of $123.2 million and net deferred income tax liability of $16.1 million was $411.6 million at July 31, 1998. The Company's other debt at July 31, 1998, primarily commercial paper and bank borrowings, reprices frequently. At July 31, 1998, total commercial paper and bank borrowings outstanding of $314.6 million mature or reprice as follows: $258.4 million, or 82%, within one month, $28.7 million, or 9%, within the following two months and the remainder, $27.5 million, or 9%, within the following six months.

      Total short-term and variable rate debt decreased by $3.8 million from July 31, 1997 to July 31, 1998. In addition, the percentage of total debt outstanding that was short-term or variable rate has decreased from 80% at July 31, 1996 to 55% at July 31, 1998, as the Company has focused on issuing fixed rate term debt to capitalize on low market interest rates.

      Due to the excess of the Company's fixed rate finance receivables over the total of its fixed rate term debt, stockholders' equity and net deferred income tax liability, the Company's net interest spread could be affected by fluctuations in market interest rates.

      The Company does not seek to match the maturities of its debt to its finance receivables.

      The Company is exposed to market risk from the effects that fluctuations in interest rates have on its finance receivables and debt and on its net interest spread. The Company continually monitors and manages its interest rate exposures through risk management procedures that include using derivative financial instruments when such is determined to be necessary. The Company has not, to date, made any significant use of derivatives. The Company has not been affected significantly by movements in interest rates over the last three fiscal years as evidenced by its stable net interest spread.

      The Company calculated that the effect of an assumed 100 basis point (1.0%) increase in the weighted average year end July 31, 1998 interest rates on its finance receivables and debt would be approximately a $700,000 reduction of annual net after-tax earnings. The Company assumed that the rate increase would occur at the beginning of the year. The 100 basis point increase is approximately a 17% increase over the Company's weighted average year end interest rate on short-term borrowings.

      The calculated reduction in net earnings assumes the occurrence of an adverse change in interest rates. Actual future changes in interest rates may differ materially and the effect on net earnings may also differ materially due to changes in the Company's finance receivables and debt repricing structures.

New Accounting Standards

      The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This standard replaced the presentation of primary and fully diluted earnings per share with basic and diluted earnings per share for all periods presented. Basic earnings per share is net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is the total of net earnings and the after-tax interest cost of dilutive convertible debt, divided by the total of the weighted average number of common shares and the effect of dilutive stock options, warrants and convertible securities, outstanding during the period.

Year 2000

      The Company has determined that its information technology systems are primarily Year 2000 compliant (non-information technology systems are not critical to the Company's operations). Therefore, any future costs the Company may incur relating to the Year 2000 issue are not expected to be significant. The Company has not, and does not expect to, incur any specific quantifiable costs that can be directly and solely related to the Year 2000 issue.

      All of the Company's proprietary software was programmed in such a manner that it was originally Year 2000 compliant. The Company is in the process of replacing its portfolio administration software system. The current and new systems were programmed in such a manner that they were both originally Year 2000 compliant. The Year 2000 issue did not affect the decision, nor timing, of the replacement.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                     Management's Discussion and Analysis of
                       Operations and Financial Condition
                                   (Continued)

      In addition, the Company is nearing the end of an initiative to add, upgrade and replace its computer networks and its personal computers. The initiative was undertaken in response to the vast improvements in information technology and was not affected by the Year 2000 issue. The systems and hardware acquired under this initiative are required to be Year 2000 compliant.

      The Company has business relationships with thousands of equipment manufacturers, dealers and operators (obligors). The failure by any one or several of these third parties to be Year 2000 compliant is not expected to result in a material loss in the Company's revenue.

      The Company has relationships with four commercial paper dealers and approximately twenty banks to fund its daily operations. The failure by any one of these credit providers to be Year 2000 compliant is not expected to affect materially the Company's liquidity. Through direct communications with these credit providers and the review of their public statements, the Company has been assured that substantially all of its credit providers expect to be Year 2000 compliant. In addition, all banks are required to be Year 2000 compliant by the Office of the Controller of the Currency.

      Neither the Company, nor anyone else, can predict, or envision, the potential direct and residual effects of technology's inability to properly recognize the Year 2000. These possible effects include extended, nationwide interruptions in telecommunications services, utility services, public transportation, air travel and global banking and electronic payment systems. Based on the unknown effects of these potentially significant interruptions, the Company believes that it is impossible to assure full Year 2000 compliance even though the Company has taken appropriate measures to be compliant.

      In the event that the advent of the Year 2000 causes a material business interruption, the Company believes, but cannot assure, that, to the extent possible (except for the interruptions listed in the prior paragraph), any such interruption could be overcome manually.

Forward-Looking Statements

      This Management's Discussion and Analysis of Operations and Financial Condition and other sections of this Annual Report contain forward-looking statements that involve risks, uncertainties and assumptions due to their subjective nature. Therefore, actual outcomes and results could differ materially from those anticipated by such forward-looking statements due to the impact of many factors beyond the Company's control, including economic, geographic and industry conditions, availability of funding sources, fluctuations in market interest rates, prepayments, competitive conditions, changes in existing laws or regulations and matters relating to the Year 2000 issue.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                           Consolidated Balance Sheet

July 31, (dollars in thousands)                                                    1998        1997
-----------------------------------------------------------------------------------------------------
ASSETS

Finance receivables                                                             $772,427     $581,363

Allowance for possible losses                                                    (13,330)     (10,303)
-----------------------------------------------------------------------------------------------------
  Finance receivables--net                                                       759,097      571,060

Cash                                                                               2,756        2,532

Other assets                                                                       4,255        1,172
-----------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                $766,108     $574,764
=====================================================================================================
LIABILITIES

Senior debt:

  Long-term ($36,209 at July 31, 1998 and $16,986 at July 31, 1997
    due to related parties)                                                     $478,388     $434,680

  Short-term                                                                      22,144        4,681

Subordinated debt ($4,681 at July 31, 1998 and $2,181 at July 31, 1997
  due to related parties)                                                        102,290        2,290

Accrued interest, taxes and other liabilities                                     23,940       16,224

Deferred income taxes                                                             16,117       11,285
-----------------------------------------------------------------------------------------------------
  Total liabilities                                                              642,879      469,160
-----------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

Preferred stock--$1 par value, authorized 500,000 shares, none issued

Common stock--$.50 par value, authorized 25,000,000 shares; shares
  issued: 14,842,544 in 1998 and 14,763,713 in 1997                                7,421        7,382

Additional paid-in capital                                                        57,869       57,315

Warrants--issued and outstanding 1,607,000 in 1998 and 1997                           29           29

Retained earnings                                                                 57,910       40,878
-----------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                     123,229      105,604
-----------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $766,108     $574,764
=====================================================================================================

The notes to consolidated financial statements are made a part hereof.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                 Consolidated Statement of Stockholders' Equity

                                            Common Stock--$.50 Par Value
                                           -----------------------------
                                           Number             Additional
                                             of                 Paid-in             Retained  Treasury
(dollars and share amounts in thousands)   Shares   Par Value   Capital   Warrants  Earnings    Stock
======================================================================================================
Balance at August 1, 1995                  5,580     $2,790    $33,201       $29    $23,495   $(1,440)

Retirement of treasury stock                 (96)       (48)      (552)                (840)    1,440

Exercise of stock options                     31         16        150

Three-for-two stock split                  2,745      1,372                          (1,372)

Sale of common stock                       1,700        850     25,490

Net earnings                                                                          9,610
------------------------------------------------------------------------------------------------------
Balance at July 31, 1996                   9,960      4,980     58,289        29     30,893        --

Acquisitions of treasury stock                                                                 (1,630)

Retirement of treasury stock                (124)       (62)    (1,105)                (463)    1,630

Exercise of stock options                      7          3         58

Three-for-two stock split                  4,921      2,461                          (2,461)

Tax benefit relating to stock options                               73

Net earnings                                                                         12,909
------------------------------------------------------------------------------------------------------
Balance at July 31, 1997                  14,764      7,382     57,315        29     40,878        --

Exercise of stock options                     79         39        480

Tax benefit relating to stock options                               74

Net earnings                                                                         17,032
------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1998                  14,843     $7,421    $57,869       $29    $57,910   $    --
======================================================================================================

The notes to consolidated financial statements are made a part hereof.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                      Consolidated Statement of Operations

Year Ended July 31, (dollars in thousands, except per share amounts)     1998        1997       1996
=====================================================================================================
Finance income:

  Loan obligations                                                      $50,180    $38,374    $29,533

  Lease obligations                                                      22,542     16,931     13,990
-----------------------------------------------------------------------------------------------------
    Total finance income                                                 72,722     55,305     43,523

Interest expense                                                         32,552     23,437     19,271
-----------------------------------------------------------------------------------------------------
  Finance income before provision for possible losses on
    finance receivables                                                  40,170     31,868     24,252

Provision for possible losses on finance receivables                      3,150      2,525      1,710
-----------------------------------------------------------------------------------------------------
  Net finance income                                                     37,020     29,343     22,542

Salaries and other expenses                                               9,195      8,356      7,113
-----------------------------------------------------------------------------------------------------
  Earnings before income taxes                                           27,825     20,987     15,429

Provision for income taxes                                               10,793      8,078      5,819
-----------------------------------------------------------------------------------------------------
    NET EARNINGS                                                        $17,032    $12,909    $ 9,610
=====================================================================================================
EARNINGS PER COMMON SHARE:

  DILUTED                                                                $ 1.03     $ 0.80     $ 0.68
=====================================================================================================
  BASIC                                                                  $ 1.15     $ 0.87     $ 0.74
=====================================================================================================

The notes to consolidated financial statements are made a part hereof.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                      Consolidated Statement of Cash Flows

Year Ended July 31, (dollars in thousands)                           1998         1997         1996
=====================================================================================================
Cash flows from operating activities:
Net earnings                                                      $  17,032    $  12,909     $  9,610
Adjustments to reconcile net earnings to net cash provided by operating activities:
    Provision for possible losses on finance receivables              3,150        2,525        1,710
    Depreciation and amortization                                     5,203        4,464        3,649
    Deferred income taxes                                             4,832        2,336        2,662
    Increase in other assets                                           (243)        (253)        (368)
    Increase in accrued interest, taxes and other liabilities         7,716        4,064        4,813
-----------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                    37,690       26,045       22,076
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Finance receivables:
    Originated                                                     (628,631)    (464,283)    (358,512)
    Collected                                                       432,512      316,164      262,960
  Other                                                                (424)        (188)        (254)
-----------------------------------------------------------------------------------------------------
        Net cash (used in) investing activities                    (196,543)    (148,307)     (95,806)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Commercial paper:
    Maturities 90 days or less (net)                                 59,626       32,908      167,750
    Maturities greater than 90 days:
      Proceeds                                                      120,687      149,470       24,866
      Repayments                                                   (113,690)    (127,747)     (14,341)
  Bank borrowings--net proceeds (repayments)                        (76,660)      14,220      (91,715)
  Proceeds from convertible subordinated notes                      100,000
  Proceeds from senior term notes                                    65,000       50,000       55,000
  Repayments of senior term notes                                                             (80,000)
  Proceeds from variable rate senior term notes                       6,208        9,680
  Repayments of subordinated debt                                                 (4,667)     (15,000)
  Deferred debt issuance costs                                       (2,687)
  Proceeds from sale of common stock                                                           26,340
  Acquisitions of treasury stock                                                  (1,630)
  Proceeds from exercise of stock options                               519           61          166
  Tax benefit relating to stock options                                  74           73
-----------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                   159,077      122,368       73,066
-----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                         224          106         (664)
Cash--beginning of period                                             2,532        2,426        3,090
-----------------------------------------------------------------------------------------------------
CASH--END OF PERIOD                                               $   2,756    $   2,532    $   2,426
=====================================================================================================
Supplemental disclosures of cash flow information:
  Interest paid                                                   $  30,329    $  22,464     $ 18,163
=====================================================================================================
  Income taxes paid                                               $   7,345    $   5,710     $  3,003
=====================================================================================================

The notes to consolidated financial statements are made a part hereof.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements
                    (In thousands, except per share amounts)

NOTE A: Summary of Significant Accounting Policies

(1) Principles of Consolidation--The consolidated financial statements include the accounts of Financial Federal Corporation ("Financial") and its subsidiaries, Financial Federal Credit Inc. ("Credit"), First Federal Commercial Inc. and Financial Federal Commercial Inc. (collectively the "Company"). Intercompany accounts and transactions have been eliminated.

(2) Business--The Company provides collateralized lending, financing and leasing services nationwide to primarily middle-market commercial enterprises representing diverse industries such as general construction, road and infrastructure construction and repair, manufacturing, trucking and waste disposal. The Company lends against, finances and leases a wide range of revenue-producing equipment such as cranes, earth movers, machine tools, personnel lifts, trailers and trucks.

(3) Income Recognition--Finance receivables comprise loans and other financings and noncancelable leases. All leases are accounted for as direct financing leases, where total lease payments, plus residual values, less the cost of the leased equipment is recorded as unearned finance income. Residual values are recorded at the lowest of (i) any stated purchase option, (ii) the present value at the end of the initial lease term of rentals due under any renewal options or
(iii) the estimated fair value of the equipment at the end of the lease.

      Finance income is recognized over the term of receivables using the interest method.

      Income recognition is suspended on finance receivables that are considered impaired (full collection of principal and interest being doubtful) by management. This typically occurs when (i) a contractual payment is more than 120 days past due, (ii) the counterparty becomes the subject of a bankruptcy proceeding or (iii) the underlying collateral is being liquidated. Impaired receivables are written down to the underlying collateral's currently estimated net liquidation value (if less than the recorded amount). Income recognition may be resumed when management believes full collection is probable. Any collections on impaired receivables are applied to the recorded investment.

(4) Allowance for Possible Losses--A general provision for possible losses on finance receivables is charged against income in an amount to increase the allowance for possible losses to a level that management considers appropriate. Write-downs of impaired receivables are charged to the allowance for possible losses and subsequent recoveries of write-downs are credited to the allowance. Management periodically reviews the allowance giving consideration to present and anticipated national and regional economic conditions, industry conditions, the status of the finance receivables, and other factors.

(5) Income Taxes--Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement and tax return bases of assets and liabilities using enacted tax rates. Deferred tax expense represents the net change in deferred tax assets and liabilities during the year.

(6) Earnings Per Common Share--The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This standard replaced the presentation of primary and fully diluted earnings per share with basic and diluted earnings per share for all periods presented. Basic earnings per share is net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is the total of net earnings and the after-tax interest cost of dilutive convertible debt, divided by the total of the weighted average number of common shares and the effect of dilutive stock options, warrants and convertible securities, outstanding during the period.

(7) Use of Estimates--The consolidated financial statements and the notes thereto were prepared in accordance with generally accepted accounting principles which requires estimates and assumptions to be made by management that affect the amounts reported therein. Actual results could differ from those estimates.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements
                    (In thousands, except per share amounts)
                                   (Continued)

NOTE B: Finance Receivables

(1) Finance receivables comprise installment sales and secured loans (including line of credit arrangements), collectively referred to as loans, which provide for interest at fixed rates, or variable rates generally indexed to the prime rate (as defined) and investments in direct financing leases, as follows:

July 31,                                       1998                 1997
==========================================================================
Loans:
  Fixed rate                                 $399,912             $291,221
  Variable rate                               111,132              103,590
--------------------------------------------------------------------------
    Total                                     511,044              394,811
Direct financing leases                       261,383              186,552
--------------------------------------------------------------------------
  Finance receivables                        $772,427             $581,363
==========================================================================

      The approximate weighted average interest rates charged on fixed rate loans were 10.2% and 10.7% at July 31, 1998 and 1997, respectively, and 2.0% and 2.6% over the prime rate on variable rate loans at July 31, 1998 and 1997, respectively.

(2) The investment in direct financing leases comprises the following:

July 31,                                       1998                 1997
===========================================================================
Minimum lease payments receivable            $270,727             $193,201
Residual values                                42,727               30,047
Unearned finance income                       (52,071)             (36,696)
---------------------------------------------------------------------------
  Investment in direct financing leases      $261,383             $186,552
===========================================================================

(3) Finance receivables generally provide for monthly installments of equal or varying amounts for terms of two to five years. Annual contractual maturities of finance receivables at July 31, 1998 are as follows:

                                                                      Direct
                                    Fixed          Variable         Financing
                                 Rate Loans       Rate Loans          Leases
=============================================================================
1999                               $139,995        $ 50,416          $ 91,452
2000                                114,549          26,530            76,721
2001                                 81,305          18,560            56,749
2002                                 40,733          10,058            30,821
2003                                 17,490           3,982            11,663
Thereafter                            5,840           1,586             3,321
-----------------------------------------------------------------------------
  Total                            $399,912        $111,132          $270,727
=============================================================================

(4) The activity of the allowance for possible losses is summarized as follows:

Year Ended July 31,                        1998          1997         1996
============================================================================
Balance--August 1                         $10,303      $ 8,008      $ 6,395
Provision                                   3,150        2,525        1,710
Write-downs                                (1,210)      (1,168)      (1,004)
Recoveries                                  1,087          938          907
----------------------------------------------------------------------------
Balance--July 31                          $13,330      $10,303      $ 8,008
============================================================================

(5) Income recognition has been suspended on finance receivables with a recorded investment of $6,489 (includes $3,709 of impaired loans) at July 31, 1998 and $5,626 (includes $3,979 of impaired loans) at July 31, 1997. The average recorded investment in impaired loans was $3,336 in 1998 and $3,915 in 1997. Impaired loans exclude direct financing leases.

(6) The Company grants to its customers commitments to extend credit. These commitments contain off-balance sheet risk. The Company uses the same credit policies and procedures in making these commitments as it does for finance receivables, as the credit risks are substantially the same. At July 31, 1998 and 1997, the unused portion of these commitments was $10,147 and $5,805, respectively.

NOTE C: Debt

      Debt is summarized as follows:

July 31,                                               1998             1997
==============================================================================
Senior debt:
  Fixed rate term notes:
    7.40% due 2000                                   $ 25,000         $ 25,000
    7.45% due 2001                                     25,000           25,000
    6.76% due 2002                                     55,000           55,000
    6.29% due 2003                                     10,000
    6.45% due 2003*                                    30,000
    6.68% due 2005*                                    20,000
    6.80% due 2008*                                     5,000
------------------------------------------------------------------------------
      Total fixed rate term notes                     170,000          105,000
  Commercial paper                                    311,214          244,591
  Bank borrowings                                       3,430           80,090
  Variable rate term notes                             15,888            9,680
------------------------------------------------------------------------------
      Total senior debt                               500,532          439,361
Subordinated debt:
  4.5% convertible notes due 2005                     100,000
  8.0% debentures due 2003                              2,290            2,290
------------------------------------------------------------------------------
      Total subordinated debt                         102,290            2,290
------------------------------------------------------------------------------
        Total debt                                   $602,822         $441,651
==============================================================================
*issued under Medium Term Note Program

================================================================================

(1) The senior fixed rate term notes are Credit's obligations. Interest on the notes is payable semi-annually. Prepayments of the notes are subject to a premium based on yield maintenance formulas. The notes contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, minimum net worth, and sales of assets.

      The senior fixed rate term notes include $55,000 of notes issued under Credit's $100,000 144A Medium-Term Note Program established in January 1998.

(2) The Company issues commercial paper with a maximum term of 270 days. The weighted average interest rates on commercial paper outstanding at July 31, 1998 and 1997 were 5.8%. Commercial paper transactions with officers and other related parties are summarized as follows:

                                                 1998         1997        1996
===============================================================================
Year ended July 31:
  Issued                                       $47,226      $31,409     $34,778
  Matured                                       34,211       33,479      32,218
  Interest expense                                 654          721         497
At July 31:
  Outstanding                                   20,321        7,306       9,376
  Accrued interest                                 234           91          99
===============================================================================

(3) At July 31, 1998, Credit had $430,000 of committed unsecured revolving credit facilities with various banks expiring as follows: $137,500 within one year and $292,500 on various dates from November 1999 through July 2003. These facilities contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, capital expenditures and minimum net worth. Credit generally incurs a fee on the unused portion of these facilities.

      Outstanding borrowings under these credit facilities, $3,430 at July 31, 1998, generally mature between 1 and 90 days and bear interest based on domestic money market rates or LIBOR, at Credit's option. The weighted average interest rates on bank borrowings were 6.2% and 6.3% at July 31, 1998 and 1997, respectively.

(4) The variable rate senior term notes are payable by Credit to certain executive officers of the Company and their affiliates. The notes bear interest at variable rates indexed to LIBOR or domestic money market rates, and mature in September 1999, subject to extension.

(5) In April 1998, Financial sold $100,000 of its convertible subordinated notes due May 1, 2005. The notes are convertible into shares of the Company's common stock, at any time prior to maturity, at a conversion price of $30.15625 per share. Financial can call the notes beginning May 4, 2001 at a premium that decreases 25% annually from 2.57%. Interest on the notes is payable semi-annually. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined.

(6) In July 1996, Financial called its variable rate subordinated debentures at face value offering holders the option to receive amended debentures. As a result, $4,667 of these debentures were repaid ($997 to related parties) and $2,290 of amended debentures were issued ($2,181 to related parties) on September 1, 1996. The amended debentures mature March 1, 2003, bear interest, payable semi-annually, at an annual fixed rate of 8.0%, contain a prepayment penalty through August 31, 1999 and are subordinated to senior debt and other debt designated by the Board of Directors and to certain other liabilities as provided for in the debentures.

(7) Under the most restrictive of the above dividend payment covenants, $48,699 of the Company's equity was free from dividend restrictions at July 31, 1998.

(8) At July 31, 1998, long-term senior debt (includes commercial paper and bank borrowings supported by credit facilities expiring after one year) and subordinated debt are due as follows: $110,888 in 2000, $192,500 in 2001, $95,000 in 2002, $57,290 in 2003 and $125,000 thereafter.

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

================================================================================

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements
                    (In thousands, except per share amounts)
                                   (Continued)

(2) In August 1996, the Company established a program to repurchase up to $4,130 (as increased in May 1997) of its common stock. In 1997 (prior to the three-for-two stock split), 124 shares were repurchased for $1,630. No shares were repurchased in 1998. Shares repurchased are retired. In August 1998, the Company increased the amount available under the program by $10,000, and amended the program to provide for the repurchase of the Company's convertible subordinated notes.

(3) In December 1995, the Company's stockholders approved (i) an increase in the number of authorized shares of common stock from 10,000 to 25,000 and (ii) an amendment to the Company's stock option plan to increase the number of shares of common stock available in the plan from 1,125 to 2,250.

(4) In May 1996, the Company sold 1,700 shares of its common stock in a public offering. Net proceeds of $26,340 were used to repay bank borrowings.

Warrants:

      In 1989, the Company issued warrants to purchase 1,125 shares of common stock at $2.83 per share to its original stockholders. The warrants were purchased for $.0022 each and expire February 1, 2001.

      In 1991, the Company issued warrants to purchase 482 shares of common stock at $2.72 per share to certain officers. The warrants were purchased for $.0555 each and expire August 31, 2001.

NOTE E: Stock Options

      The Company's stock option plan was adopted in September 1989 (as amended) and expires in September 1999 subject to earlier termination by the Board of Directors. The Company may grant non-qualified and incentive stock options to officers, directors and employees for the purchase of 2,250 shares of common stock under the plan. The exercise price of each option granted may not be less than the fair market value of the common stock on the grant date and the maximum term of an option is ten years.

      Options outstanding at July 31, 1998 were granted with a six year term and vest (become exercisable) in four equal cumulative annual installments commencing with the second anniversary of the grant date, except for 113 options that were granted to certain executive officers in 1996 with an eight year term and vest in eight varying annual cumulative installments. At July 31, 1998, 957 shares of common stock were available for future grants of options.

      Stock option activity and related information follows:

                                                                     Weighted
                                                  Number of          Average
                                                   Options        Exercise Price
================================================================================
Outstanding at August 1, 1995                        355              $ 5.92
  Granted                                            258                9.05
  Exercised                                          (50)               3.35
  Canceled                                           (48)               6.64
-----------------------------------------------------------
Outstanding at July 31, 1996                         515                7.68
  Granted                                            132               11.17
  Exercised                                          (10)               6.39
  Canceled                                           (45)               8.10
-----------------------------------------------------------
Outstanding at July 31, 1997                         592                8.45
  Granted                                            220               22.14
  Exercised                                          (79)               6.58
  Canceled                                            (7)               8.97
-----------------------------------------------------------
Outstanding at July 31, 1998                         726               12.80
===========================================================
Exercisable at July 31:
  1998                                               162              $ 7.27
  1997                                               149                6.68
  1996                                                97                6.78
================================================================================

      The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," and continues to apply Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options. Under APB 25, compensation expense is not recorded when the exercise price of stock options is at least equal to the market price of the stock on the grant date.

================================================================================

      The exercise prices of options outstanding at July 31, 1998 ranged from $6.22 to $23.06. Additional information by price range follows:

Price Range                          Over $22          $8-$12          Below $8
===============================================================================
Outstanding:
  Number                                 220              248             258
  Weighted average
    exercise price                    $22.14           $10.58           $6.95
  Weighted average
    remaining contractual
    life (in years)                      5.6              4.2             3.2
Exercisable:
  Number                                  --               28             134
  Weighted average
    exercise price                                     $ 9.94           $6.72
===============================================================================

      Pro forma amounts of net earnings and earnings per share, determined as if compensation expense attributable to stock options had been recognized using the fair value method under SFAS 123, follow:

Year Ended July 31,                      1998            1997           1996
=============================================================================
Net earnings                           $16,593          $12,720        $9,473
Earnings per share:
  Diluted                              $  1.01          $  0.79        $ 0.67
  Basic                                $  1.12          $  0.86        $ 0.73
=============================================================================

      The pro forma effect on net earnings in 1998, 1997 and 1996 may not be representative of the effect in future years since compensation expense attributable to stock options under SFAS 123 is measured over an option's vesting period and only applies to options granted by the Company after August 1, 1995.

      The Company estimated the weighted average grant date fair values per option for stock options granted using the Black-Scholes option-pricing model based on the following assumptions:

Year Ended July 31,                       1998            1997            1996
===============================================================================
Weighted average grant date
  fair value                             $7.65           $3.78           $3.55
Assumptions:
  Weighted average risk-free
    interest rate                          5.7%            6.7%            6.0%
  Expected stock price
    volatility rate                         28%             27%             27%
  Weighted average expected
    life of options granted
    (in years)                             4.7             4.3             6.2
===============================================================================

NOTE F: Earnings Per Common Share

      Earnings per common share was calculated as follows:

Year Ended July 31,                       1998           1997           1996
=============================================================================
Net earnings (used for basic
  earnings per share)                   $17,032         $12,909        $9,610
Effect of convertible securities
  (see Note C(5))                           802              --            --
-----------------------------------------------------------------------------
Adjusted net earnings (used for
  diluted earnings per share)           $17,834         $12,909        $9,610
=============================================================================
Weighted average common
  shares outstanding (used for
  basic earnings per share)              14,804          14,787        12,926
Effect of dilutive securities:
  Warrants                                1,392           1,208         1,148
  Stock options                             332             159           151
  Convertible subordinated
    notes                                   854              --            --
-----------------------------------------------------------------------------
Adjusted weighted average
  common shares and
  assumed conversions
  (used for diluted earnings
  per share)                             17,382          16,154        14,225
=============================================================================
Net earnings per common
  share--Diluted                        $  1.03         $  0.80        $ 0.68
=============================================================================
Net earnings per common
  share--Basic                          $  1.15         $  0.87        $ 0.74
=============================================================================

NOTE G: Income Taxes

(1) The provision for income taxes comprises the following:

Year Ended July 31,                       1998            1997          1996
=============================================================================
Currently payable:
  Federal                               $ 5,087         $ 4,887        $2,773
  State and local                           800             782           384
-----------------------------------------------------------------------------
    Total                                 5,887           5,669         3,157
Deferred                                  4,832           2,336         2,662
Tax benefit relating to
  stock options                              74              73
-----------------------------------------------------------------------------
    Provision for income taxes          $10,793         $ 8,078        $5,819
=============================================================================

================================================================================

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements
                    (In thousands, except per share amounts)
                                   (Continued)

(2) Income taxes computed at statutory federal income tax rates are reconciled to the provision for income taxes as follows:

Year Ended July 31,                         1998          1997           1996
==============================================================================
Federal income tax at
  statutory rates                         $ 9,739       $ 7,345        $ 5,313
State and local taxes (net of
  federal income tax benefit)               1,054           733            506
------------------------------------------------------------------------------
  Provision for income taxes              $10,793       $ 8,078        $ 5,819
==============================================================================

(3) Deferred income taxes comprises the tax effect of the following temporary differences:

July 31,                                                    1998          1997
================================================================================
Deferred tax liabilities:
  Leasing transactions                                    $19,960       $14,193
  Deferred costs                                            2,695         2,218
--------------------------------------------------------------------------------
    Total                                                  22,655        16,411
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for possible losses                            (5,180)       (3,993)
  Other liabilities                                        (1,358)       (1,133)
--------------------------------------------------------------------------------
    Total                                                  (6,538)       (5,126)
--------------------------------------------------------------------------------
      Deferred income taxes                               $16,117       $11,285
================================================================================

NOTE H: Lease Commitments

      The Company occupies office space under leases expiring through 2004. At July 31, 1998, minimum future annual rentals due under these leases are $650 in 1999, $657 in 2000, $576 in 2001, $364 in 2002, $225 in 2003 and $17 in 2004.

      Office rent expense was $782 in 1998, $677 in 1997 and $550 in 1996.

NOTE I: Concentration of Credit Risk

      The Company manages its exposure to the credit risk associated with its finance receivables through established credit policies and procedures which include obtaining a first lien on equipment collateral on each transaction. The Company evaluates the equipment collateral on an ongoing basis and focuses on lending against, financing and leasing equipment collateral that has an economic life exceeding the term of the receivable, is not subject to rapid technological obsolescence, has applications in various industries, is easily accessible and movable and has a broad resale market. The Company may also obtain additional equipment or other collateral, third party guarantees and/or hold back a portion of the amount financed.

      Concentrations of credit risk arise when counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant concentration of credit risk with any one counterparty. The major concentrations of credit risk, grouped by the industries and geographic regions of counterparties, expressed as a percentage of finance receivables, follow:

July 31,                                                1998           1997
===========================================================================
Industry:
  Trucking                                               18%            19%
  Construction                                           17             15
  Cranes                                                 13             12
  Waste disposal                                         12             14
Geographic region:
  Southeast                                              25%            24%
  Northeast                                              24             25
  Southwest                                              24             25
===========================================================================

NOTE J: Fair Values of Financial Instruments

      The Company's financial instruments comprise cash, finance receivables (excluding leases), commitments to extend credit and debt. The following methods were used to estimate the fair value of these financial instruments.

      The carrying values of cash, commercial paper and bank borrowings approximated their fair values based on their short-term maturities.

      The carrying values of the fixed rate senior term notes, the variable rate senior term notes and the subordinated debentures were estimated to approximate their fair values at July 31, 1998 and 1997 based on their future cash flows discounted at current rates for debt with similar terms and maturities.

================================================================================

      The carrying value of the convertible subordinated notes were estimated to approximate their fair value at July 31, 1998 based on their quoted market price.

      It is not practicable for the Company to estimate the fair value of its finance receivables and commitments to extend credit. These financial instruments comprise a substantial number of transactions with commercial obligors in numerous industries, are secured by liens on various types of equipment and may be guaranteed by third parties. Any difference between the carrying value and the fair value of each transaction would be affected by a potential buyer's assessment of the transaction's credit quality, collateral value, third party guarantee(s), payment history, yield, maturity, documentation and other legal matters, and many other subjective considerations of the buyer. In addition, the value received in a fair market sale of a transaction would be based on the terms of the sale, the documentation governing such sale, the Company's and the buyer's views of general economic conditions, industry dynamics, the Company's and the buyer's tax considerations, and numerous other factors.

NOTE K: Selected Quarterly Data (Unaudited)

                                                                    Earnings
                                                                    per Share
                                                      Net        ---------------
                                      Revenues      Earnings     Diluted   Basic
================================================================================

Fiscal 1998, three
  months ended:
    October 31, 1997                  $16,369        $3,874       $0.24    $0.26
    January 31, 1998                   17,622         4,050        0.25     0.27
    April 30, 1998                     18,440         4,399        0.27     0.30
    July 31, 1998                      20,291         4,709        0.28     0.32
Fiscal 1997, three
  months ended:
    October 31, 1996                  $12,530        $2,972       $0.18    $0.20
    January 31, 1997                   13,356         3,134        0.19     0.21
    April 30, 1997                     13,999         3,287        0.20     0.22
    July 31, 1997                      15,420         3,516        0.22     0.24
================================================================================

================================================================================

                          Independent Auditors' Report

To the Board of Directors and Shareholders
Financial Federal Corporation

      We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and Subsidiaries as at July 31, 1998 and 1997, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Federal Corporation and Subsidiaries at July 31, 1998 and 1997, and their consolidated operating results and their cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles.


/s/ Eisner & Lubin LLP
----------------------------
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
September 3, 1998

================================================================================

                 Financial Federal Corporation and Subsidiaries

                     Stock Price History and Dividend Policy

      The Company's common stock is traded on the New York Stock Exchange under the symbol "FIF." Trading commenced on the New York Stock Exchange on June 22, 1998; prior to that date the Company's common stock was traded on the American Stock Exchange. The quarterly high and low closing sales prices per share of the common stock as reported by the New York Stock Exchange and the American Stock Exchange, adjusted for the July 1997 three-for-two stock split, follow:

                                              Fiscal 1998                Fiscal 1997
                                            ------------------------------------------
                                             High        Low           High       Low
--------------------------------------------------------------------------------------
First Quarter ended October 31              $19.81     $14.00         $10.58    $ 8.50
Second Quarter ended January 31             $23.63     $18.00         $11.83    $ 9.25
Third Quarter ended April 30                $26.00     $20.38         $13.00    $10.42

Fourth Quarter ended July 31                $28.50     $23.00         $15.58    $11.42

      The Company presently has no intention of paying cash dividends in the foreseeable future.

================================================================================

                 Financial Federal Corporation and Subsidiaries

                               Corporate Directory

OFFICERS

Clarence Y. Palitz, Jr.
Chairman of the Board and
Chief Executive Officer

Paul R. Sinsheimer
President and
Chief Operating Officer

Michael C. Palitz
Executive Vice President, Treasurer and
Chief Financial Officer

William M. Gallagher
Senior Vice President

Troy H. Geisser
Senior Vice President and Secretary

John V. Golio
Senior Vice President

Daniel J. McDonough
Senior Vice President

Richard W. Radom
Senior Vice President

Julian C. Green, Jr.
Vice President

Jeanne McDonald
Vice President

Fred J. Palumbo
Vice President

Ted Wooldridge
Administrative Vice President

David H. Hamm
Controller

OFFICERS OF SUBSIDIARIES ONLY

Vice Presidents:
William J. Flaherty
W. J. Mattocks
Donald G. Pokorny
Rodney Sepulvado
Luther C. Whitlock

Administrative Vice Presidents:
Kevin McGinn
Gary L. Pace

Regional Vice Presidents:
Jeff Anderson
Gary Barnes
Kenneth Blackman
Johnie E. Christ
Thomas A. Fahl
Gary S. Fisher
Frank J. Gullo
Bruce James
James M. Keesee
Gregory D. Lile
James H. Mayes, Jr.
Michael A. Nelson
James R. Scappi
William K. Toon
Thomas L. Tornee

Assistant Vice Presidents:
Joan E. Bischer
Linda Brown
Donna L. Frate
Robert Grawl, Jr.
Donald L. Hamann
Mark A. Scott
Kimberly P. Walter

Assistant Treasurer:
Barbara Constantino

Assistant Secretaries:
Anthony Cornacchia
Chris L. Jones
Thomas G. Kassakatis
Jeffrey Lanigan
Andrew Remias
Gregory Treichler

================================================================================

                               Corporate Directory
                                   (Continued)

DIRECTORS

Lawrence B. Fisher
Partner
Orrick, Herrington and Sutcliffe LLP
Attorneys

William C. MacMillen, Jr.
President
William C. MacMillen and Co., Inc.
Investment Bankers

Bernard G. Palitz
President
Gregory Capital Corporation
Investments

Clarence Y. Palitz, Jr.
Chairman of the Board and
Chief Executive Officer
Financial Federal Corporation

Michael C. Palitz
Executive Vice President, Treasurer and
Chief Financial Officer
Financial Federal Corporation

Paul R. Sinsheimer
President and Chief Operating Officer
Financial Federal Corporation

AUDITORS

Eisner and Lubin LLP
Certified Public Accountants
444 Madison Avenue
New York, NY 10022

GENERAL COUNSEL

Orrick, Herrington and Sutcliffe LLP
666 Fifth Avenue
New York, NY 10103

TRANSFER AGENTS AND REGISTRARS

Common stock:
The Bank of New York
New York, NY

Convertible subordinated notes:
The First National Bank of Chicago
New York, NY

LOCATIONS

Headquarters:
733 Third Avenue
New York, NY 10017
(212) 599-8000

Full Service Operations Centers:
1300 Post Oak Boulevard
Houston, TX 77056
(713) 439-1177

601 Oakmont Lane
Westmont, IL 60559
(630) 986-3900

300 Frank W. Burr Boulevard
Teaneck, NJ 07666
(201) 801-0300

201 McCullough Drive
Charlotte, NC 28262
(704) 549-1009

1855 W. Baseline Road
Mesa, AZ 85202
(602) 491-1300

Website:
www.financialfederal.com

SECURITIES LISTINGS:

Common stock:
New York Stock Exchange
Symbol FIF

Convertible subordinated notes:
New York Stock Exchange

CORPORATE INFORMATION

The annual meeting of shareholders will be held at 270 Park Avenue, New York, NY on December 8, 1998 at 10 a.m. Eastern Time. For a copy of Form 10-K or other information about the Corporation contact:

Investor Relations
Financial Federal Corporation
733 Third Avenue, New York, NY 10017
(212) 599-8000

Designed by Curran & Connors, Inc.

                          Financial Federal Corporation

                                733 Third Avenue
                               New York, NY 10017