Form 10-K, Exhibit 13
period 1999-07-31
FINANCIAL FEDERAL CORP
filed 1999-10-28
CIK 854711

[LOGO]

                         Financial Federal Corporation

                   10 Years of Equipment Financing & Leasing

                               1999 annual report

                               Corporate Profile

[PHOTO OMITTED]

1989

Financial Federal Corporation is a nationwide, independent financial services company specializing in financing industrial, commercial and professional equipment through installment sales and leasing programs for manufacturers, dealers and users of such equipment. In addition to its New York office, the Company has five full-service operations centers in Texas, Illinois, New Jersey, North Carolina and Arizona, and additional marketing locations throughout the country. Additional information regarding the Company is accessible via the Company's website at www.financialfederal.com.

                                                                 [PHOTO OMITTED]

                                                                            1990

                              Financial Highlights

                     (In Thousands, Except Per Share Data)

For Years Ended July 31,                    1999           1998           1997           1996           1995
------------------------------------------------------------------------------------------------------------
Finance Receivables--Net                $932,525       $759,097       $571,060       $429,698       $339,299
Total Assets                             942,185        766,108        574,764        433,087        342,936
Total Senior Debt                        647,652        500,532        439,361        310,830        249,270
Stockholders' Equity                     144,982        123,229        105,604         94,191         58,075
Revenues                                  89,118         72,722         55,305         43,523         34,951
Net Earnings                              22,598         17,032         12,909          9,610          7,209
Earnings Per Common Share--Diluted          1.30           1.03           0.80           0.68           0.54

For Years Ended July 31,                    1994           1993           1992           1991           1990
------------------------------------------------------------------------------------------------------------
Finance Receivables--Net                $268,642       $206,145       $171,817       $155,255       $109,214
Total Assets                             271,987        209,609        175,112        158,506        112,029
Total Senior Debt                        184,848        134,628        107,884        115,488         72,395
Stockholders' Equity                      50,523         41,727         36,426         15,038         13,457
Revenues                                  25,866         22,911         21,913         17,156          9,569
Net Earnings                               5,944          4,968          3,760          1,581          1,016
Earnings Per Common Share--Diluted          0.46           0.39           0.44           0.22           0.16

[the following three bar graphs were represented below the above table]

  Revenues
(in millions)

Net Earnings
(in millions)

Finance Receivables
   (in millions)

Growth



[PHOTO OMITTED]

1991

            Ten years ago we commenced operations with one $10.0 million senior bank credit facility. We currently have a $350.0 million investment grade commercial paper program, $480.0 million of senior credit facilities and term loans with 20 banks, $205.0 million of long-term senior debt with numerous institutional investors and $95.5 million of publicly traded convertible subordinated notes.

[PHOTO OMITTED]

1992

[PHOTO OMITTED]

1993

Dear Fellow Shareholder:
------------------------



      We are pleased to report that the Company's uninterrupted record of receivables and earnings growth continued in the 1999 fiscal year.

            *     Net earnings: $22.6 million, a 33% increase
            *     Diluted earnings per share: $1.30, a 26% increase
            * Finance receivables outstanding at year-end: $948 million, a 23% increase
            * Net credit losses maintained at minimal levels--0.03% of average finance receivables outstanding

      When we started Financial Federal Corporation in March 1989, our vision was to build the finest, not necessarily the largest, commercial equipment finance and leasing company in the United States. The Company's blueprint for accomplishing this goal was clear and simple. The business plan which has guided Financial Federal during its first 10 years, and which we believe will serve us well in the future, is to--

            * Consistently and profitably increase the receivables portfolio without sacrificing creditworthiness
            *     Focus on long-term earnings growth
            *     Maximize return on assets and stockholders' equity

      The basic methodology used by the Company to achieve these goals has been to focus on--

            * Providing meaningful, prompt and customized service to its customers
            * Aligning employees' interests with those of shareholders through employee participation in the Company's Stock Option Plan

                            Return on Equity: 16.9%
                            -----------------------



            * Attracting and retaining the highest quality managerial and marketing executives
            *     Financing and leasing of "hard collateral" equipment
            *     Conservative accounting practices

      The primary industries to which the Company markets its services are heavy construction, waste services, over-the-road transportation and machine tools. These businesses represent the heart and soul of middle market and small business enterprises in the United States. In general, such businesses

            *     are private entities personally managed by their owners
            *     have fewer than 50 employees
            *     are local or regional, not national, in scope
            *     have annual sales between $1 million and $25 million

      The U.S. economy continued its remarkable expansion during the Company's fiscal year. Industrywide, credit losses for the past several years have been at historically low levels. Unfortunately, we cannot predict with any degree of certainty when the next economic recession will occur. However, we believe that the Company's greatest opportunities for growth, which could include accretive acquisitions of companies and/or portfolios of receivables,


                                   Equipment

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                    Construction Related               44%
                    Over-the-Road Transportation       21%
                    Manufacturing                      16%
                    Waste Services                     13%
                    Other                               6%

Value



[PHOTO OMITTED]

1994

            Ten years ago we commenced operations with $12.0 million of equity contributed by five stockholders. With our $18.8 million IPO in June 1992, our $26.3 million secondary offering in May 1996 and ten years of record earnings, our equity has grown to $145.0 million and our stockholders number approximately 4,000.

[PHOTO OMITTED]

1995

[PHOTO OMITTED]

1996

                                                                 [PHOTO OMITTED]

                                                                            1997

Service



Ten years ago we commenced operations with one full service operations center in Houston, TX and two marketing representatives. We currently have five full service operations centers and a team of 50 marketing executives strategically located across the country serving approximately 5,000 customer and dealer relationships.

[PHOTO OMITTED]

1998

[PHOTO OMITTED]

1999

                             Return on Assets: 2.6%
                             ----------------------



may occur when and as the economy slows, since the history of our industry has proven time and again that a significant portion of the competition elects to reduce their presence in the industry in times of economic slowdown. We believe the Company's financial strength and superior track record have inspired the confidence of the banking and investment community. Thus, Financial Federal is well positioned to take advantage of any such opportunities that may arise.

      For the time being, however, competition remains robust. In addition to competition from traditional commercial equipment finance and leasing companies, and manufacturers' captive finance companies, some banks and other specialty finance companies have attempted to markedly increase their share of the market in recent years. Financial Federal continues to differentiate itself from the competition by providing a superior level of customer service, which we believe is proven in the Company's track record to date.

      We invite you to review the 10-year statistical information contained in this Report. The record shows that your Company has consistently achieved substantial increases in both finance receivables outstanding and earnings, with solid asset quality reflected in low net losses. According to a rating agency, Financial Federal today ranks at or near the top among its major competitors


                              Geographic Diversity

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                        Southeast                  26%
                        Northeast                  23%
                        Southwest                  21%
                        West                       14%
                        Central                    14%
                        Northwest                   2%

                                 Leverage: 5.1 to 1
                                 ------------------



in most, if not all, of the key performance and asset quality measures, and it is the Company's goal to continue its record performance for the foreseeable future.

      The Company is most fortunate to have the services and good counsel of Tim Timanus, Chairman and CEO of Heritage Bank, who was elected to the Company's Board of Directors in May 1999. He brings a special insight to our Board, having experienced both good and bad economic times in the Texas banking environment. Mr. Timanus' decades-long experience in building a substantial banking organization through both internal growth and strategic acquisitions will be a most valuable asset to the Company as it meets the challenges of the years to come.

      The Company's achievements during its first 10 years would not have been possible without the support we have received from our employees, our customers, the banking and investment community, and our fellow shareholders. Management will strive to earn their continued support as Financial Federal embarks on its next decade.


/s/ Paul R. Sinsheimer                  /s/ Michael C. Palitz

Paul R. Sinsheimer                      Michael C. Palitz
President and                           Executive Vice President and
Chief Operating Officer                 Chief Financial Officer

                 Financial Federal Corporation and Subsidiaries

   Management's Discussion and Analysis of Operations and Financial Condition


Results of Operations

General--The Company derives profits to the extent that income earned on its finance receivables exceeds its cost of borrowed funds, operating and administrative expenses, and provision for possible losses. The Company borrows funds in the wholesale markets to provide lending, financing and leasing services to primarily middle-market businesses nationwide. State usury, lending and lien perfection rules and laws can regulate the Company's business activities. Certain states also require the Company to obtain licenses in order to engage in certain business activities.

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

Comparison of Fiscal 1999 to Fiscal 1998--Finance income increased 23% to $89.1 million in fiscal 1999 from $72.7 million in fiscal 1998. The increase was primarily the result of the $180 million, or 27%, increase in the amount of average finance receivables outstanding from $668 million in 1998 to $849 million in 1999, partially offset by decreases in finance rates charged by the Company on new finance receivables in response to the declining interest rate environment and competitive factors. Finance receivables booked increased 10% to $690 million in 1999 from $629 million in 1998 as increased competitive pressures on finance rates and terms affected the level of originations.

      Interest expense, incurred on borrowings used to fund finance receivables, increased 20% to $39.2 million in 1999 from $32.6 million in 1998. The increase was primarily due to the 29% increase in average debt outstanding during 1999 from 1998, partially offset by the decrease in the Company's cost of funds resulting from (i) the approximate 8% decrease in average interest rates charged on the Company's commercial paper and bank borrowings during 1999 from 1998 and
(ii) the issuance of the Company's 4.5% convertible subordinated notes in April 1998.

      Finance income before provision for possible losses on finance receivables increased by 24% to $49.9 million in 1999 from $40.2 million in 1998. Finance income before provision for possible losses, expressed as a percentage of average finance receivables outstanding, decreased slightly to 5.9% in 1999 from 6.0% in 1998.

      The provision for possible losses on finance receivables decreased by 2% to $3.1 million in 1999 from $3.2 million in 1998. The provision for possible losses is determined by the amount required to increase the allowance for possible losses to a level considered appropriate by management. See Note B (4) of Notes to Consolidated Financial Statements for the summary of activity in the allowance for possible losses.

      In 1999, the Company repurchased $4.5 million face amount of its convertible subordinated notes for $3.8 million.

      Salaries and other expenses increased 16% to $10.7 million in 1999 from $9.2 million in 1998. The increase was primarily due to increased marketing costs and other costs associated with the growth in finance receivables and salary increases.

      The provision for income taxes increased to $14.2 million in 1999 from $10.8 million in 1998 primarily due to the increase in earnings before income taxes.

      Net earnings increased by 33% to $22.6 million in 1999 from $17.0 million in 1998. Diluted earnings per share increased by 26% to $1.30 per share in 1999 from $1.03 per share in 1998 and basic earnings per share increased by 32% to $1.52 per share in 1999 from $1.15 per share in 1998. The increase in diluted earnings per share was lower than the increase in net earnings primarily due to the effect of the convertible subordinated notes issued in April 1998.

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

      The provision for possible losses on finance receivables increased by 25% to $3.2 million in 1998 from $2.5 million in 1997. The increase was primarily due to the increase in finance receivables. See Note B (4) of Notes to Consolidated Financial Statements for the summary of activity in the allowance for possible losses.

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


Receivable Portfolio and Asset Quality

      Finance receivables outstanding increased by $176.3 million, or 23%, to $948.7 million at July 31, 1999 from $772.4 at July 31, 1998 as the amount of finance receivables originated exceeded amounts collected. At July 31, 1999, Financial Federal Credit Inc. ("Credit," a wholly-owned subsidiary) had $940.6 million, or 99.1%, of total finance receivables and First Federal Commercial Inc. (a wholly-owned subsidiary) had the balance of finance receivables.

      The allowance for possible losses increased to $16.2 million at July 31, 1999 from $13.3 million at July 31, 1998, and was 1.71% of finance receivables at July 31, 1999 as compared to 1.73% at July 31, 1998. The allowance is periodically reviewed by the Company's management and is estimated based on management's current assessment of the risks inherent in the Company's finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of counterparties and other factors. Future additions to the allowance may be necessary based on changes in these factors.

      The equipment collateral securing the Company's finance receivables generally possesses certain characteristics that have served to mitigate potential credit losses. Such characteristics include an economic life longer than the term of the receivable, low levels of technological obsolescence, applications in various industries, ease of accessibility and transporting and a broad established resale market. These characteristics, combined with management's experience and expertise with the equipment collateral, have minimized the Company's net credit losses.

      Net credit losses (write-downs of receivables less subsequent recoveries) incurred on the Company's finance receivables were $228,000 in 1999 and $123,000 in 1998. Management believes that the Company's net credit losses have been historically low primarily due to favorable economic and industry conditions. Net credit losses, expressed as a percentage of average finance receivables outstanding, was 0.03% in 1999, 0.02% in 1998, 0.05% in 1997, 0.03% in 1996,
0.08% in 1995, 0.13% in 1994 and 0.31% in 1993. Management does not currently expect this trend of minimal net credit losses to continue. An economic downturn could cause an increase in the level of the Company's net credit losses. Future increases in the Company's net credit losses could have a negative impact on the Company's earnings through additional increases in the provision for possible losses.

      Nonperforming finance receivables were $8.8 million, or 0.9% of total finance receivables, at July 31, 1999, as compared to $6.5 million, or 0.8% of total finance receivables, at July 31, 1998. The level of nonperforming finance receivables has also been historically low, primarily due to favorable economic and industry conditions. Adverse changes in these conditions could result in an increase in the level of nonperforming finance receivables. Such an increase could have a negative impact on the Company's earnings through decreased revenue.

      The Company's finance receivables reflect certain industry and geographic concentrations of credit risk. These concentrations arise from counterparties having similar economic characteristics that would cause their ability to meet their contractual obligations to the Company to be similarly affected by changes in economic or other conditions. The major industry concentrations are: trucking--19%, construction--17%, waste disposal--12% and cranes--12%. The major regional geographic concentrations are: Southeast--26%, Northeast--23% and Southwest--21%.


Liquidity and Capital Resources

      The Company is dependent upon the continued availability of funds to originate or acquire finance receivables and to purchase portfolios of finance receivables. The Company may obtain required funds from a variety of sources, including internal generation, dealer placed and directly issued commercial paper, borrowings under committed unsecured revolving credit facilities, private and public issuances of term debt and sales of common and preferred equity. Management believes, but cannot assure, that the Company has available sufficient liquidity to support its future operations (see the following Year 2000 disclosure).

      The Company has obtained the majority of its senior borrowings through Credit and has obtained the balance of its borrowings through Financial Federal Corporation ("Financial," the parent company).

      The Company has received investment grade credit ratings on its commercial paper and notes issued under its Medium-Term Note Program. Credit's commercial paper is rated "F-2" by Fitch IBCA, Inc. and Financial's and Credit's commercial paper is rated "D-2" by Duff & Phelps Credit Rating Co. Notes issued under Credit's Medium-Term Note Program are rated "BBB" by Fitch IBCA, Inc. and Duff & Phelps Credit Rating Co. These credit ratings provide the Company with greater access to capital markets.

      The Company's total debt increased $142.6 million to $745.4 million at July 31, 1999 from $602.8 million at July 31, 1998. The Company's stockholders' equity increased by $21.8 million to $145.0 million at July 31, 1999 from $123.2 million at July 31, 1998 and its net deferred income tax liability increased by $6.1 million to $22.3 million at July 31, 1999 from $16.1 million at July 31, 1998. These increases, combined with increases in the Company's accrued expenses and other liabilities, were used primarily to fund the increase in finance receivables.

      During fiscal 1999, the Company increased its senior term debt by $115.0 million. The Company issued $70.0 million of senior term loans with original maturities of three and four years with six banks and issued $45.0 million of senior term notes under its 144A Medium-Term Note Program with an original maturity of four years. The Company's $100.0 million Medium-Term Note Program was fully funded at July 31, 1999.

      Financial and Credit each directly issue investment grade commercial paper. Credit also issues investment grade commercial paper through a $350.0 million program with recognized dealers. The Company's commercial paper is unsecured and matures within 270 days. Interest rates on commercial paper outstanding at July 31, 1999 generally ranged from 5.1% to 5.6%. The Company has not obtained commitments from any purchaser of its commercial paper for additional or future purchases. The Company's current policy is to maintain committed revolving credit facilities from banks so that the aggregate amount available thereunder exceeds commercial paper outstanding.

      At July 31, 1999, Credit had $307.5 million of committed unsecured revolving credit facilities with original terms ranging from two to five years with sixteen banks under which $66.0 million was outstanding. At July 31, 1999, Credit also had $92.5 million of committed unsecured revolving credit facilities with an original term of one year or less with six banks under which no borrowings were outstanding. At July 31, 1999, $267.5 million of the long-term revolving credit facilities expire after one year. Interest rates on borrowings under these facilities are based on either domestic money market rates or LIBOR. The Company generally incurs a fee on the unused portion of these facilities. The banks are not contractually obligated to renew these facilities.

      Information about the combined amounts and interest rates of the Company's commercial paper and bank borrowings follows:

(dollars in millions)                           1999        1998        1997
=============================================================================
Maximum amount outstanding during the year     $370.9      $390.8      $374.7
Average amount outstanding during the year      340.6       333.3       316.6
Weighted average interest rate:
  During the year                                 5.4%        5.9%        5.9%
  End of the year                                 5.4         5.8         6.0
==============================================================================

                 Financial Federal Corporation and Subsidiaries

   Management's Discussion and Analysis of Operations and Financial Condition

                                  (continued)


      At July 31, 1999, the Company reported $267.5 million of commercial paper and bank borrowings as long-term senior debt on its Consolidated Balance Sheet based on the amount of long-term revolving credit facilities expiring after one year.

      The Company's revolving credit facilities and senior term notes contain certain restrictive covenants including limitations on: indebtedness, encumbrances, investments, dividends and other distributions from Credit to Financial, sales of assets, mergers and other business combinations, capital expenditures and the minimum adjusted net worth of Credit.

      In August 1998, the Company expanded its common stock repurchase program established in August 1996 to include the repurchase of its convertible subordinated notes. The Company also increased the size of the program by $10.0 million. During 1999, the Company repurchased 99,200 shares of its common stock for $1.7 million and $4.5 million face amount of its convertible subordinated notes for $3.8 million. At July 31, 1999, $7.0 million remained available for future repurchases of common stock and convertible subordinated notes.


Market Interest Rate Risk and Sensitivity

      The Company's earnings are sensitive to fluctuations in market interest rates. Generally, based on the Company's current mix of fixed rate and variable rate finance receivables and debt, increases in interest rates could have a negative impact on earnings and decreases in rates could have a positive impact on earnings. This is primarily due to the Company having more variable rate or short-term debt than fixed rate term debt and more fixed rate finance receivables than variable rate finance receivables. Therefore, when market interest rates rise, the Company's borrowing costs could increase more than the yield on its finance receivables. Conversely, when market interest rates decline, the Company's borrowing costs could decrease more than the yield on its finance receivables. These broad statements do not take into account the effects that market interest rate fluctuations could have on the economy and on the level of competition.

      The net yield of the Company's finance receivables less the weighted average cost of the Company's borrowed funds represents the Company's net interest spread, a key measure of a finance company's profitability. The Company's net interest spread for the last five fiscal years follows:

Year Ended July 31,                       1999    1998    1997    1996    1995
===============================================================================
Net yield of finance receivables          10.5%   10.9%   10.9%   11.2%   11.2%
Weighted average cost of borrowed funds    5.9%    6.3%    6.2%    6.6%    6.9%
-------------------------------------------------------------------------------
  Net interest spread                      4.6%    4.6%    4.7%    4.6%    4.3%
===============================================================================

      Market interest rates over the past five fiscal years have not fluctuated widely and the Company's net interest spread has been stable during this period. It is not known whether this narrow range of interest rates will continue, especially since the Federal Reserve has recently twice raised the Federal Funds rate by 25 basis points. Therefore, management cannot assure that the Company's net interest spread will remain within its recent range.

      The Company continually monitors and manages its exposure to market interest rate fluctuations through risk management procedures that include using certain derivative financial instruments such as interest rate swaps and changing the proportion of its term versus short-term debt. The Company uses derivative financial instruments to hedge its exposure to interest rate risk on certain debt obligations. The Company does not use derivatives for speculation and the Company does not trade in derivatives.

      During 1999, the Company entered into interest rate swap agreements with a notional amount of $25.0 million and a term of two years. These swap agreements allowed the Company to effectively convert variable rate term debt into fixed rate term debt. The Company also entered into treasury lock agreements in 1999 with a notional amount of $50.0 million in anticipation of issuing term debt. Treasury locks effectively allow a debt issuer to "lock-in" current interest rates prior to the actual issuance of debt to hedge against future increases in interest rates. The Company may enter into additional interest rate swaps and treasury locks and other derivative financial instruments in the future to stabilize its net interest spread.

      During the last three fiscal years the Company has increased significantly its fixed rate term debt as a percentage of its total debt, from 17% at July 31, 1996 to 47% at July 31, 1999. The Company's focus has been to issue fixed rate term debt to capitalize on low market interest rates and to protect its net interest spread against future increases in market interest rates.

      The Company's other debt, comprising commercial paper, bank borrowings and variable rate term loans, reprices frequently, as follows: $335.1 million, or 85%, within one month, $18.9 million, or 5%, within the following two months and the remainder, $38.7 million, or 10%, within the following six months.

      The Company's finance receivables generally have original maturities ranging from two to five years and provide for monthly installments. The Company experiences some prepayments on its finance receivables, which shorten the scheduled maturities.

      Finance receivables comprise fixed rate and variable rate transactions. At July 31, 1999, $819.1 million, or 86%, of finance receivables provide for interest at fixed rates and $129.6 million, or 14%, of finance receivables provide for interest at variable rates indexed to the prime rate. The percentage of finance receivables that provide for fixed interest rates has increased from 66% at July 31, 1995 primarily due to continued low market interest rates. At July 31, 1999, $294.9 million of fixed rate finance receivables are scheduled to mature within one year and the weighted average remaining term of fixed rate finance receivables was 3.4 years.

      The total of fixed rate term debt of $352.8 million, stockholders' equity of $145.0 million and net deferred income tax liability of $22.3 million was $520.0 million at July 31, 1999. Due to the excess of the Company's fixed rate finance receivables over this amount, the Company's net interest spread could be affected by fluctuations in market interest rates.

      The Company does not seek to match the maturities of its debt to its finance receivables.

      The Company periodically calculates the effect on net earnings of a hypothetical, immediate 100 basis point (1.0%) increase in market interest rates. At July 31, 1999, such a hypothetical increase in market interest rates would reduce annual net earnings by approximately $800,000 and would reduce the Company's net interest spread by approximately 30 basis points (0.3%). The 100 basis point increase represents an 18% increase over the weighted average interest rate on the Company's short-term and variable rate borrowings at July 31, 1999.

      The calculated reduction in net earnings assumes the occurrence of an adverse change in market interest rates. Actual future changes in interest rates may differ materially and its effect on net earnings may also differ materially due to changes in the Company's finance receivable and debt repricing structures. The calculation also does not take into account the complexities that would be involved in an actual 100 basis point increase in market interest rates.


New Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. This statement, as deferred, is effective for fiscal years beginning after June 15, 2000. The Company has not yet determined the impact SFAS 133 will have on its earnings or financial position.


Year 2000

      The Company has determined that its information technology systems are primarily Year 2000 compliant (non-information technology systems are not critical to the Company's operations). Therefore, any future costs the Company may incur relating to the Year 2000 issue are not expected to be significant. The Company has not, and does not expect to, incur any specific quantifiable costs that can be directly and solely related to the Year 2000 issue. However, if any of the Company's information technology systems do not function properly as a result of the turn of the century, the Company believes the total cost to repair/replace such system(s) would not exceed $500,000.

      All of the Company's proprietary software was programmed in such a manner that it was originally Year 2000 compliant. The Company is in the process of replacing its portfolio administration software system. The existing and new systems were programmed in such a manner that each one was originally Year 2000 compliant. The Year 2000 issue did not affect the decision, or timing, of the replacement.

      In addition, the Company has completed an initiative to add, upgrade and replace its computer networks and its personal computers. The initiative was undertaken in response to the vast improvements in information technology and was not affected by the Year 2000 issue. The systems and hardware acquired under this initiative are Year 2000 compliant.

                 Financial Federal Corporation and Subsidiaries

   Management's Discussion and Analysis of Operations and Financial Condition

                                  (continued)

      The Company has business relationships with thousands of equipment manufacturers, dealers and end-users (customers). The failure by any one or several of these third parties to be Year 2000 compliant is not expected to result in a material loss in the Company's revenue or to adversely affect the Company's cash flows.

      The Company has relationships with four commercial paper dealers and approximately twenty banks to access the financial markets for its daily funding requirements. The failure by any one of these credit providers to be Year 2000 compliant is not expected to affect materially the Company's liquidity. However, a significant disruption in financial markets caused by the Year 2000 issue, impairing the Company's ability to obtain required funds over a period of time, could have a material adverse effect on the Company's operations. Through direct communications with its credit providers and the review of their public statements, the Company has been assured that substantially all of its credit providers either already are or expect to be Year 2000 compliant. In addition, a joint release issued on September 16, 1999 by the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, Office of Thrift Supervision, Board of Governors of the Federal Reserve System and National Credit Union Administration stated that 99.7% of banks and other insured financial institutions already have the highest rating for Year 2000 readiness.

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

      In the event that the turn of the century causes a material business interruption, the Company believes, but cannot assure, that, to the extent possible (except for the interruptions listed in the prior paragraph), any such interruption could be overcome through manual processes. The Company is in the process of establishing procedures to ensure that adequate resources will be in place and that required information will be available to enable the Company to operate in a manual environment.


Forward-Looking Statements

      This Management's Discussion and Analysis of Operations and Financial Condition and other sections of this Annual Report contain forward-looking statements that involve risks, uncertainties and assumptions due to their subjective nature. Therefore, actual outcomes and results could differ materially from those anticipated by such forward-looking statements due to the impact of many factors beyond the Company's control, including economic, geographic and industry conditions, availability of funding sources, market risk from fluctuations in interest rates, prepayments, competitive conditions, changes in existing laws or regulations and matters relating to the Year 2000 issue.

                 Financial Federal Corporation and Subsidiaries

                           Consolidated Balance Sheet

                             (Dollars in Thousands)

July 31,                                                               1999         1998
=========================================================================================
ASSETS
Finance receivables                                                $948,727     $772,427
Allowance for possible losses                                       (16,202)     (13,330)
-----------------------------------------------------------------------------------------
  Finance receivables--net                                          932,525      759,097
Cash                                                                  5,544        2,756
Other assets                                                          4,116        4,255
-----------------------------------------------------------------------------------------
      TOTAL ASSETS                                                 $942,185     $766,108
=========================================================================================
LIABILITIES
Senior debt:
  Long-term ($38,879 at July 31, 1999 and $36,209 at
    July 31, 1998 due to related parties)                          $540,662     $478,388
  Short-term                                                        106,990       22,144
Subordinated debt ($4,681 at July 31, 1999 and 1998 due to
  related parties)                                                   97,790      102,290
Accrued interest, taxes and other liabilities                        29,500       23,940
Deferred income taxes                                                22,261       16,117
-----------------------------------------------------------------------------------------
    Total liabilities                                               797,203      642,879
-----------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock--$1 par value, authorized 5,000,000
  shares in 1999 and 500,000 shares in 1998, none issued
Common stock--$.50 par value, authorized 100,000,000
  shares in 1999 and 25,000,000 shares in 1998, shares
  issued: 14,860,207 in 1999 and 14,842,544 in 1998                   7,430        7,421
Additional paid-in capital                                           58,115       57,869
Warrants--issued and outstanding 1,607,000 in 1999 and 1998              29           29
Retained earnings                                                    79,408       57,910
-----------------------------------------------------------------------------------------
    Total stockholders' equity                                      144,982      123,229
-----------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $942,185     $766,108
=========================================================================================

The notes to consolidated financial statements are made a part hereof.

                 Financial Federal Corporation and Subsidiaries

                 Consolidated Statement of Stockholders' Equity

                    (Dollars and Share Amounts in Thousands)

                                            Common Stock--$.50 Par Value
                                           -------------------------------
                                           Number               Additional
                                               of                  Paid-In              Retained   Treasury
                                           Shares   Par Value      Capital   Warrants   Earnings      Stock
============================================================================================================
Balance at August 1, 1996                   9,960      $4,980      $58,289       $29     $30,893         --
Acquisitions of treasury stock                                                                      $(1,630)
Retirement of treasury stock                 (124)        (62)      (1,105)                 (463)     1,630
Exercise of stock options                       7           3           58
Three-for-two stock split                   4,921       2,461                             (2,461)
Tax benefit relating to stock options                                   73
Net earnings                                                                              12,909
------------------------------------------------------------------------------------------------------------
Balance at July 31, 1997                   14,764       7,382       57,315        29      40,878         --
Exercise of stock options                      79          39          480
Tax benefit relating to stock options                                   74
Net earnings                                                                              17,032
------------------------------------------------------------------------------------------------------------
Balance at July 31, 1998                   14,843       7,421       57,869        29      57,910         --
Repurchases of common stock                   (99)        (49)        (572)               (1,100)
Exercise of stock options                     116          58          796
Tax benefit relating to stock options                                   22
Net earnings                                                                              22,598
------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1999                   14,860      $7,430      $58,115       $29     $79,408    $    --
============================================================================================================

The notes to consolidated financial statements are made a part hereof.

                 Financial Federal Corporation and Subsidiaries

                      Consolidated Statement of Operations

                (Dollars in Thousands, Except Per Share Amounts)

Year Ended July 31,                                          1999        1998        1997
==========================================================================================
Finance income:
  Loan obligations                                       $ 59,705     $50,180     $38,374
  Lease obligations                                        29,413      22,542      16,931
------------------------------------------------------------------------------------------
    Total finance income                                   89,118      72,722      55,305
Interest expense                                           39,169      32,552      23,437
------------------------------------------------------------------------------------------
  Finance income before provision for possible losses
    on finance receivables                                 49,949      40,170      31,868
Provision for possible losses on finance receivables        3,100       3,150       2,525
------------------------------------------------------------------------------------------
  Net finance income                                       46,849      37,020      29,343
Gain on debt retirement                                       685
Salaries and other expenses                               (10,705)     (9,195)     (8,356)
------------------------------------------------------------------------------------------
  Earnings before income taxes                             36,829      27,825      20,987
Provision for income taxes                                 14,231      10,793       8,078
------------------------------------------------------------------------------------------
      NET EARNINGS                                       $ 22,598     $17,032     $12,909
==========================================================================================
EARNINGS PER COMMON SHARE:
  Diluted                                                $   1.30     $  1.03     $  0.80
==========================================================================================
  Basic                                                  $   1.52     $  1.15     $  0.87
==========================================================================================

The notes to consolidated financial statements are made a part hereof.

                 Financial Federal Corporation and Subsidiaries

                      Consolidated Statement of Cash Flows

                             (Dollars in Thousands)

Year Ended July 31,                                                   1999          1998          1997
=======================================================================================================
Cash flows from operating activities:
  Net earnings                                                   $  22,598     $  17,032     $  12,909
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Provision for possible losses on finance receivables             3,100         3,150         2,525
    Depreciation and amortization                                    6,140         5,203         4,464
    Deferred income taxes                                            6,144         4,832         2,336
    Gain on debt retirement                                           (685)
    Decrease (increase) in other assets                                187          (243)         (253)
    Increase in accrued interest, taxes and other liabilities        5,560         7,716         4,064
-------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                   43,044        37,690        26,045
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Finance receivables:
    Originated                                                    (689,718)     (628,631)     (464,283)
    Collected                                                      507,364       432,512       316,164
  Other                                                               (362)         (424)         (188)
-------------------------------------------------------------------------------------------------------
        Net cash (used in) investing activities                   (182,716)     (196,543)     (148,307)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Commercial paper:
    Maturities 90 days or less (net)                               (29,949)       59,626        32,908
    Maturities greater than 90 days:
      Proceeds                                                      96,360       120,687       149,470
      Repayments                                                   (94,135)     (113,690)     (127,747)
  Bank borrowings--net proceeds (repayments)                        62,570       (76,660)       14,220
  Proceeds from (repurchases of) convertible subordinated notes     (3,815)      100,000
  Proceeds from senior term notes                                  115,000        65,000        50,000
  Variable rate senior term notes--net proceeds (repayments)        (2,726)        6,208         9,680
  Repayments of subordinated debt                                                               (4,667)
  Deferred debt issuance costs                                                    (2,687)
  Repurchases of common stock                                       (1,721)                     (1,630)
  Proceeds from exercise of stock options                              854           519            61
  Tax benefit relating to stock options                                 22            74            73
-------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                  142,460       159,077       122,368
-------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                                 2,788           224           106
Cash--beginning of year                                              2,756         2,532         2,426
-------------------------------------------------------------------------------------------------------
CASH--END OF YEAR                                                $   5,544     $   2,756     $   2,532
=======================================================================================================
Supplemental disclosures of cash flow information:
  Interest paid                                                  $  38,519     $  30,329     $  22,464
=======================================================================================================
  Income taxes paid                                              $   6,660     $   7,345     $   5,710
=======================================================================================================

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

(3) Income Recognition--Finance income is recognized over the term of receivables using the interest method. Income recognition is suspended on finance receivables that are considered impaired (full collection of principal and interest being doubtful) by management. This typically occurs when (i) a contractual payment is more than 120 days past due, (ii) the counterparty becomes the subject of a bankruptcy proceeding or (iii) the underlying collateral is being liquidated. Impaired receivables are written down to the underlying collateral's currently estimated net liquidation value (if less than the recorded amount). Income recognition may be resumed when management believes full collection is probable. Any collections on impaired receivables are applied to the recorded investment.

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

(6) Earnings Per Common Share--Basic earnings per share is net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is the total of net earnings and the after-tax interest cost of dilutive convertible debt, divided by the total of the weighted average number of common shares and the effect of dilutive stock options, warrants and convertible securities outstanding during the period.

(7) Derivative Financial Instruments--Derivative financial instruments are used by the Company to hedge its exposure to the effects of fluctuations in market interest rates on its debt. The Company does not use derivatives for speculation and the Company does not trade in derivatives. Derivatives used include interest rate swaps and treasury locks. The net interest differentials on interest rate swaps are recorded as an adjustment to interest expense as incurred. The cash settlements on treasury locks are deferred and amortized over the term of the underlying hedged debt obligations.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. This statement, as deferred, is effective for fiscal years beginning after June 15, 2000. The Company has not yet determined the impact SFAS 133 will have on its earnings or financial position.

(8) Use of Estimates--The consolidated financial statements and the notes thereto were prepared in accordance with generally accepted accounting principles

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements

                    (In Thousands, Except Per Share Amounts)

                                  (continued)


which requires estimates and assumptions to be made by management that affect the amounts reported therein. Actual results could differ from those estimates.


NOTE B: Finance Receivables

(1) Finance receivables comprise installment sale agreements and secured loans (including line of credit arrangements), collectively referred to as loans, which provide for interest at fixed rates, or variable rates generally indexed to the prime rate (as defined) and investments in direct financing leases, as follows:

July 31,                                                  1999              1998
================================================================================
Loans:
  Fixed rate                                          $513,447          $399,912
  Variable rate                                        117,362           111,132
--------------------------------------------------------------------------------
    Total                                              630,809           511,044
Direct financing leases                                317,918           261,383
--------------------------------------------------------------------------------
  Finance receivables                                 $948,727          $772,427
================================================================================

      The approximate weighted average interest rates were 9.8% and 10.2% on fixed rate loans at July 31, 1999 and 1998, respectively, and 1.8% and 2.0% over the prime rate on variable rate loans at July 31, 1999 and 1998, respectively.

(2) The investment in direct financing leases comprises the following:

July 31,                                                 1999              1998
================================================================================
Minimum lease payments receivable                    $324,731          $270,727
Residual values                                        54,099            42,727
Unearned finance income                               (60,912)          (52,071)
--------------------------------------------------------------------------------
  Investment in direct financing leases              $317,918          $261,383
================================================================================

(3) Finance receivables generally provide for monthly installments of equal or varying amounts for terms of two to five years. Annual contractual maturities of finance receivables at July 31, 1999 are as follows:

                                                                          Direct
                                     Fixed           Variable          Financing
                                Rate Loans         Rate Loans             Leases
================================================================================
2000                              $184,906           $ 49,067           $112,316
2001                               147,465             29,536             91,681
2002                               100,569             22,652             64,808
2003                                52,328             10,457             37,440
2004                                17,381              2,886             13,644
Thereafter                          10,798              2,764              4,842
--------------------------------------------------------------------------------
Total                             $513,447           $117,362           $324,731
================================================================================

(4) The activity of the allowance for possible losses is summarized as follows:

Year Ended July 31,                    1999              1998              1997
================================================================================
Balance--August 1                   $13,330           $10,303           $ 8,008
Provision                             3,100             3,150             2,525
Write-downs                          (1,125)           (1,210)           (1,168)
Recoveries                              897             1,087               938
--------------------------------------------------------------------------------
  Balance--July 31                  $16,202           $13,330           $10,303
================================================================================

(5) Income recognition has been suspended on finance receivables with a recorded investment of $8,787 (includes $4,806 of impaired loans) at July 31, 1999 and $6,489 (includes $3,709 of impaired loans) at July 31, 1998. The average recorded investment in impaired loans was $4,515 in 1999 and $3,336 in 1998. Impaired loans exclude direct financing leases.

(6) The Company also provides commitments to extend credit. These commitments contain off-balance sheet risk. The Company uses the same credit policies and procedures in making these commitments as it does for finance receivables, as the credit risks are substantially the same. At July 31, 1999 and 1998, the unused portion of these commitments was $7,142 and $10,147, respectively.

NOTE C: Debt

      Debt is summarized as follows:

July 31,                                                     1999           1998
================================================================================
Senior debt:
  Fixed rate term notes:
    5.52%-5.90% due 2002-2003                            $ 40,000
    6.29%-6.80% due 2002-2008                             120,000       $120,000
    7.27%-7.45% due 2000-2003                              95,000         50,000
--------------------------------------------------------------------------------
      Total fixed rate term notes                         255,000        170,000
  Variable rate term notes due 2001-2002                   43,162         15,888
--------------------------------------------------------------------------------
        Total term notes                                  298,162        185,888
  Commercial paper                                        283,490        311,214
  Bank borrowings                                          66,000          3,430
--------------------------------------------------------------------------------
        Total senior debt                                 647,652        500,532
--------------------------------------------------------------------------------
Subordinated debt:
  4.5% convertible subordinated notes due 2005             95,500        100,000
  8.0% subordinated debentures due 2003                     2,290          2,290
--------------------------------------------------------------------------------
        Total subordinated debt                            97,790        102,290
--------------------------------------------------------------------------------
          Total debt                                     $745,442       $602,822
================================================================================

(1) The senior term notes were issued by Credit. Interest on fixed rate notes is generally payable semiannually. Interest on variable rate notes is indexed to LIBOR or domestic money market rates. Prepayments of the notes are generally subject to a premium based on yield maintenance formulas. The notes contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, minimum net worth and sales of assets.

      Certain executive officers of the Company and their affiliates hold $13,162 of the variable rate notes. These notes mature in September 2000, subject to extension.

(2) The Company issues commercial paper with a maximum term of 270 days. The weighted average interest rates on commercial paper outstanding at July 31, 1999 and 1998 were 5.3% and 5.8%, respectively. Commercial paper transactions with officers and other related parties are summarized as follows:

                                            1999            1998            1997
================================================================================
Year ended July 31:
  Issued                                 $99,765         $47,226         $31,409
  Matured                                 94,369          34,211          33,479
  Interest expense                         1,276             654             721
At July 31:
  Outstanding                             25,717          20,321           7,306
  Accrued interest                           234             234              91
================================================================================

(3) At July 31, 1999, Credit had $400,000 of committed unsecured revolving credit facilities with various banks expiring as follows: $132,500 within one year and $267,500 on various dates from November 2000 through July 2003. These facilities contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, capital expenditures and minimum net worth. Credit generally incurs a fee on the unused portion of these facilities.

      Borrowings under these credit facilities, $66,000 at July 31, 1999, generally mature between 1 and 90 days and bear interest based on domestic money market rates or LIBOR, at Credit's option. The weighted average interest rates on borrowings outstanding at July 31, 1999 and 1998 were 5.6% and 6.2%, respectively.

(4) In April 1998, Financial sold $100,000 of its convertible subordinated notes due May 1, 2005. The notes are convertible into shares of the Company's common stock, at any time prior to maturity, at a conversion price of $30.15625 per share. Financial can call the notes beginning May 4, 2001 at a premium that decreases 25% annually from 2.57%. Interest on the notes is payable semiannually. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined. In 1999, Financial repurchased $4,500 face amount of these notes for $3,815.

(5) In July 1996, Financial called its variable rate subordinated debentures at face value offering holders the option to receive amended debentures. As a result, $4,667 of these debentures were repaid ($997 to related parties) and $2,290 of amended debentures were issued ($2,181 to related parties) on September 1, 1996. The amended debentures mature March 1, 2003 with interest payable

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements

                    (In Thousands, Except Per Share Amounts)

                                  (continued)


semiannually. The debentures are subordinated to senior debt and other debt designated by the Board of Directors and to certain other liabilities as provided for in the debentures.

(6) At July 31, 1999, long-term senior debt (includes commercial paper and bank borrowings supported by credit facilities expiring after one year) and subordinated debt are due as follows: $165,662 in 2001, $235,000 in 2002, $117,290 in 2003, $115,500 in 2005 and $5,000 in 2008.


NOTE D: Derivative Financial Instruments

      During 1999, the Company entered into interest rate swaps and treasury lock agreements with other financial institutions as a hedge against increases in market interest rates on issued term debt in the case of swaps and planned issues of term debt in the case of treasury locks. The interest rate swaps allowed the Company to issue variable rate term debt and effectively convert the debt into fixed rate term debt at rates that were lower than those otherwise obtainable on direct fixed rate term debt. The Company used treasury locks to effectively "lock-in" the then current base rates for term debt planned to be issued generally within six months.

      At July 31, 1999, the Company had variable to fixed rate swaps in place with a notional amount of $25,000, weighted average receive and pay rates of 5.5% and 5.2%, respectively and a weighted average remaining term of 1.4 years. There were no open treasury locks at July 31, 1999. The use of derivatives increased interest expense by $73 in 1999.

      The derivatives used by the Company involve credit risk from the remote possibility of nonperformance of the major financial institutions that issued them. The Company's actual credit risk is not considered to be significant.


NOTE E: Stockholders' Equity

(1) In July 1997, the Board of Directors authorized a three-for-two stock split effected in the form of a stock dividend, payable on July 30, 1997. Prior period average shares outstanding, share equivalents and per share amounts have been restated to reflect the stock split. Shares sold or acquired prior to the stock split have not been restated.

(2) The Company established a common stock repurchase program in August 1996 and expanded the program in August 1998 to include repurchases of its convertible subordinated notes. Through July 31, 1999, 223 shares of common stock and $4,500 face amount of convertible subordinated notes have been repurchased. At July 31, 1999, $6,964 was available under the program for future repurchases.

(3) In December 1998, the Company's stockholders approved (i) an increase in the number of authorized shares of common stock from 25,000 to 100,000 and (ii) an increase in the number of authorized shares of preferred stock from 500 to 5,000.

Warrants:
      In 1989, the Company issued warrants to purchase 1,125 shares of common stock at $2.83 per share to its original stockholders. The warrants were purchased for $0.0022 each and expire February 1, 2001.

      In 1991, the Company issued warrants to purchase 482 shares of common stock at $2.72 per share to certain officers. The warrants were purchased for $0.0555 each and expire August 31, 2001.


NOTE F: Stock Options

      In December 1998, the Company's stockholders approved a new stock option plan (the "1998 Plan") that was adopted by the Board of Directors of the Company in September 1998. The 1998 Plan provides for a total of 2,500 incentive or nonqualified stock options to be granted to officers, other employees and directors of the Company and terminates in September 2008. The Company's old stock option plan will terminate in September 1999. Under both plans, the exercise price of each option granted may not be less than the fair market value of the common stock on the grant date and the maximum term of an option is ten years.

      Options outstanding at July 31, 1999 were generally granted with a six or ten year term and generally vest (become exercisable) ratably over periods of four to seven years. Shares of common stock available for future grants of options at July 31, 1999 were 2,500 under the 1998 Plan and 765 under the old plan.

      Stock option activity and related information is summarized as follows:

                                                Number of       Weighted Average
                                                  Options         Exercise Price
================================================================================
Outstanding at August 1, 1996                         515                 $ 7.68
  Granted                                             132                  11.17
  Exercised                                           (10)                  6.39
  Canceled                                            (45)                  8.10
---------------------------------------------------------
Outstanding at July 31, 1997                          592                   8.45
  Granted                                             220                  22.14
  Exercised                                           (79)                  6.58
  Canceled                                             (7)                  8.97
---------------------------------------------------------
Outstanding at July 31, 1998                          726                  12.80
  Granted                                             200                  18.63
  Exercised                                          (116)                  7.31
  Canceled                                             (8)                 18.68
---------------------------------------------------------
Outstanding at July 31, 1999                          802                  15.00
=========================================================
Exercisable at July 31:
  1999                                                167                 $ 8.19
  1998                                                162                   7.27
  1997                                                149                   6.68
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

      The exercise prices of options outstanding at July 31, 1999 ranged from $6.22 to $23.06. Additional information by price range follows:

Price Range                                  Over $18        $8-$12     Below $8
================================================================================
Outstanding:
  Number                                          415           224          163
  Weighted average exercise price              $20.44        $10.61        $7.13
  Weighted average remaining
    contractual life (in years)                   7.3           3.2          2.6
Exercisable:
  Number                                           --            68           99
  Weighted average exercise price                  --        $10.42        $6.65
================================================================================

      Pro forma amounts of net earnings and earnings per share, determined as if compensation expense attributable to stock options had been recognized using the fair value method under SFAS 123, follow:

Year Ended July 31,                     1999              1998              1997
================================================================================
Net earnings                         $21,706           $16,593           $12,720
Earnings per share:
  Diluted                            $  1.26           $  1.01           $  0.79
  Basic                              $  1.46           $  1.12           $  0.86
================================================================================

      The pro forma effect on net earnings in 1999, 1998 and 1997 may not be representative of the effect in future years as compensation expense attributable to stock options under SFAS 123 is measured over an option's vesting period and only applies to options granted by the Company after August 1, 1995.

      The Company estimated the weighted average grant date fair values per option for stock options granted using the Black-Scholes option-pricing model based on the following assumptions:

Year Ended July 31,                                1999        1998        1997
================================================================================
Weighted average grant date fair value            $7.08       $7.65       $3.78
Assumptions:
  Weighted average risk-free interest rate          4.6%        5.7%        6.7%
  Expected stock price volatility rate               29%         28%         27%
  Weighted average expected life of options
    granted (in years)                              6.0         4.7         4.3
================================================================================

                 Financial Federal Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements

                    (In Thousands, Except Per Share Amounts)

                                  (continued)


NOTE G: Earnings Per Common Share

      Earnings per common share was calculated as follows:

Year Ended July 31,                                   1999       1998       1997
================================================================================
Net earnings (used for basic earnings per share)   $22,598    $17,032    $12,909
Effect of convertible securities                     3,066        802         --
--------------------------------------------------------------------------------
Adjusted net earnings (used for diluted
  earnings per share)                              $25,664    $17,834    $12,909
--------------------------------------------------------------------------------
Weighted average common shares outstanding
  (used for basic earnings per share)               14,860     14,804     14,787
Effect of dilutive securities:
  Convertible subordinated notes                     3,237        854         --
  Warrants                                           1,400      1,392      1,208
  Stock options                                        314        332        159
--------------------------------------------------------------------------------
Adjusted weighted average common shares
  and assumed conversions (used for
  diluted earnings per share)                       19,811     17,382     16,154
================================================================================
Net earnings per common share:
  Diluted                                          $  1.30    $  1.03    $  0.80
================================================================================
  Basic                                            $  1.52    $  1.15    $  0.87
================================================================================


NOTE H: Income Taxes

(1) The provision for income taxes comprises the following:

Year Ended July 31,                               1999         1998         1997
================================================================================
Currently payable:
  Federal                                      $ 7,022      $ 5,087       $4,887

  State and local                                1,043          800          782
--------------------------------------------------------------------------------
    Total                                        8,065        5,887        5,669
Deferred                                         6,144        4,832        2,336
Tax benefit relating to stock options               22           74           73
--------------------------------------------------------------------------------
    Provision for income taxes                 $14,231      $10,793       $8,078
================================================================================

(2) Income taxes computed at statutory federal income tax rates are reconciled to the provision for income taxes as follows:

Year Ended July 31,                               1999         1998         1997
================================================================================
Federal income tax at statutory rates          $12,890      $ 9,739       $7,345
State and local taxes (net of federal
  income tax benefit)                            1,341        1,054          733
--------------------------------------------------------------------------------
  Provision for income taxes                   $14,231      $10,793       $8,078
================================================================================

(3) Deferred income taxes comprises the tax effect of the following temporary differences:

July 31,                                                1999               1998
================================================================================
Deferred tax liabilities:
  Leasing transactions                               $26,785            $19,960
  Finance income and other                             3,410              2,695
--------------------------------------------------------------------------------
    Total                                             30,195             22,655
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for possible losses                       (6,274)            (5,180)
  Other liabilities                                   (1,660)            (1,358)
--------------------------------------------------------------------------------
    Total                                             (7,934)            (6,538)
--------------------------------------------------------------------------------
      Deferred income taxes                          $22,261            $16,117
================================================================================


NOTE I: Lease Commitments

      The Company occupies office space under leases expiring through 2004. At July 31, 1999, minimum future annual rentals due under these leases are $733 in 2000, $654 in 2001, $450 in 2002, $230 in 2003 and $17 in 2004. Office rent expense was $836 in 1999, $782 in 1998 and $677 in 1997.


NOTE J: Concentration of Credit Risk

      The Company manages its exposure to the credit risk associated with its finance receivables through established credit policies and procedures, which include obtaining a first lien on equipment collateral on each transaction. The Company evaluates equipment collateral on an ongoing basis and focuses on lending against, financing and leasing equipment collateral that has an economic life exceeding the term of the receivable, is not subject to rapid technological obsolescence, has applications in various industries, is easily accessible and movable and has a broad resale market. The Company may also obtain additional equipment or other collateral, third-party guarantees and/or hold back a portion of the amount financed.

      Concentrations of credit risk arise when counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant concentration of credit risk with any counterparty. The major concentrations of credit risk, grouped by the industries and geographic regions of counterparties, expressed as a percentage of finance receivables, follow:

July 31,                                                 1999              1998
================================================================================
Industry:
  Trucking                                                 19%               18%
  Construction                                             17                17
  Waste disposal                                           12                12
  Cranes                                                   12                13
Geographic region:
  Southeast                                                26%               25%
  Northeast                                                23                24
  Southwest                                                21                24
================================================================================


NOTE K: Fair Values of Financial Instruments

      The Company's financial instruments comprise cash, finance receivables (excluding leases), commitments to extend credit, debt and interest rate swaps. The following methods were used to estimate the fair value of these financial instruments.

      The carrying values of cash, commercial paper and bank borrowings approximated their fair values based on their short-term maturities.

      The carrying values of senior term debt and subordinated debentures were estimated to approximate their fair values at July 31, 1999 and 1998 based on their future cash flows discounted at current rates for debt with similar terms and maturities.

      The fair value of the convertible subordinated notes was approximately $89,770 at July 31, 1999 based on their quoted market price.

      The fair value of the interest rate swaps was not material at July 31, 1999.

      It is not practicable for the Company to estimate the fair value of its finance receivables and commitments to extend credit. These financial instruments comprise a substantial number of transactions with commercial obligors in numerous industries, are secured by liens on various types of equipment and may be guaranteed by third parties. Any difference between the carrying value and the fair value of each transaction would be affected by a potential buyer's assessment of the transaction's credit quality, collateral value, third-party guarantee(s), payment history, yield, maturity, documentation and other legal matters, and many other subjective considerations of the buyer. In addition, the value received in a fair market sale of a transaction would be based on the terms of the sale, the documentation governing such sale, the Company's and the buyer's views of general economic conditions, industry dynamics, the Company's and the buyer's tax considerations, and numerous other factors.


NOTE L: Selected Quarterly Data (Unaudited)

                                                              Earnings Per Share
                                                             -------------------
                                  Revenues  Net Earnings     Diluted       Basic
================================================================================
Fiscal 1999, three months ended:
  October 31, 1998                 $21,116        $5,191       $0.30       $0.35
  January 31, 1999                  21,508         5,416        0.31        0.36
  April 30, 1999                    22,279         5,898        0.34        0.40
  July 31, 1999                     24,215         6,093        0.35        0.41
Fiscal 1998, three months ended:
  October 31, 1997                 $16,369        $3,874       $0.24       $0.26
  January 31, 1998                  17,622         4,050        0.25        0.27
  April 30, 1998                    18,440         4,399        0.27        0.30
  July 31, 1998                     20,291         4,709        0.28        0.32
================================================================================

                          Independent Auditors' Report

To the Board of Directors and Shareholders
Financial Federal Corporation

      We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and Subsidiaries as at July 31, 1999 and 1998, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Federal Corporation and Subsidiaries at July 31, 1999 and 1998, and their consolidated operating results and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.


/s/ Eisner & Lupin LLP
----------------------------
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
September 2, 1999

                 Financial Federal Corporation and Subsidiaries

                    Stock Price History and Dividend Policy


      The Company's common stock is traded on the New York Stock Exchange under the symbol "FIF." Trading commenced on the New York Stock Exchange on June 22, 1998; prior to that date the Company's common stock was traded on the American Stock Exchange. The quarterly high and low closing sales prices per share of the common stock as reported by the New York Stock Exchange and the American Stock Exchange follow:

                                        Fiscal 1999              Fiscal 1998
                                     -------------------------------------------
                                      High        Low          High        Low
================================================================================
First Quarter ended October 31      $25         $17.375      $19.8125    $14
Second Quarter ended January 31     $26.8125    $23.1875     $23.625     $18
Third Quarter ended April 30        $23.0625    $16.125      $26         $20.375
Fourth Quarter ended July 31        $24.125     $18.9375     $28.5       $23
================================================================================

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

Jeanne McDonald
Senior Vice President

Daniel J. McDonough
Senior Vice President

Richard W. Radom
Senior Vice President

Julian C. Green, Jr.
Vice President

Fred J. Palumbo
Vice President

Ted Wooldridge
Administrative Vice President

David H. Hamm
Controller


Officers of Subsidiaries Only

Vice Presidents
-------------------
William J. Flaherty
W. J. Mattocks
James H. Mayes, Jr.
Michael A. Nelson
Donald G. Pokorny
Rodney S. Sepulvado
Luther C. Whitlock

Administrative Vice Presidents
------------------------------
Kevin McGinn
Gary L. Pace

Divisional Vice President
-------------------------
Dennis W. Shupe

Regional Vice Presidents
------------------------
Patrick Armbrister
Gary Barnes
Kenneth Blackman
Linda Brown
Johnie E. Christ
M. R. Escamilla
Thomas A. Fahl
Gary S. Fisher
Peter M. Hurstak
Bruce James
Howard L. Jester, Jr.
James M. Keesee
Laurence F. Kimmel
Gregory D. Lile
James R. Scappi
Mark A. Scott
William K. Toon
Thomas L. Tornee

Assistant Vice Presidents
-------------------------
Harry Cassady
Barbara A. Constantino
Donna L. Frate
Robert Grawl, Jr.
Donald L. Hamann
Thomas G. Kassakatis
Kimberly P. Walter

Assistant Secretaries
---------------------
Scott W. Brandau
Anthony Cornacchia
Chris L. Jones
Jeffrey P. Lanigan
Christopher T. Messer
Andrew G. Remias
Geoffrey A. Sprigle
Gregory R. Treichler

Assistant Controllers
---------------------
Sheri A. Barajas
Gigi A. Radley

                 Financial Federal Corporation and Subsidiaries

                              Corporate Directory

                                  (continued)


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

Bernard G. Palitz
President
Gregory Capital Corporation
Investments

Clarence Y. Palitz, Jr.
Chairman of the Board and
Chief Executive Officer
Financial Federal Corporation

Michael C. Palitz
Executive Vice President, Treasurer
and Chief Financial Officer
Financial Federal Corporation

Paul R. Sinsheimer
President and Chief Operating Officer
Financial Federal Corporation

H. E. "Tim" Timanus, Jr.
Chairman and Chief Executive Officer
Heritage Bank


Locations

Headquarters
------------------
733 Third Avenue
New York, NY 10017
(212) 599-8000

Full Service Operations Centers
-------------------------------
1300 Post Oak Boulevard
Houston, TX 77056
(713) 439-1177

601 Oakmont Lane
Westmont, IL 60559
(630) 986-3900

300 Frank W. Burr Boulevard
Teaneck, NJ 07666
(201) 801-0300

201 McCullough Drive
Charlotte, NC 28262
(704) 549-1009

9633 South 48th Street
Phoenix, AZ 85044
(480) 785-4880

Website
------------------------
www.financialfederal.com


Securities Listings

Common stock
-----------------------
New York Stock Exchange
Symbol FIF

Convertible subordinated notes
------------------------------
New York Stock Exchange


Auditors

Eisner & Lubin LLP
Certified Public Accountants
444 Madison Avenue
New York, NY 10022


General Counsel

Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY 10103


Transfer Agents and Registrars

Common stock
--------------------
The Bank of New York
New York, NY

Convertible subordinated notes
------------------------------
Bank One, N.A.
New York, NY


Corporate Information

The annual meeting of shareholders will be held at 270 Park Avenue, New York, NY on December 14, 1999 at 10 a.m. Eastern Time.

For a copy of Form 10-K or other information about the Corporation contact:

Investor Relations
Financial Federal Corporation
733 Third Avenue New York, NY 10017
(212) 599-8000


Designed by Curran & Connors, Inc. / www.curran-connors.com

                         Financial Federal Corporation

                                733 Third Avenue

                               New York, NY 10017