Form 10-K, Exhibit 13
period 2000-07-31
FINANCIAL FEDERAL CORP
filed 2000-10-27
CIK 854711

[LOGO]

                                FINANCIAL FEDERAL

                                      2000
                                  ANNUAL REPORT

-----------------------------
      Corporate Profile
-----------------------------

FINANCIAL FEDERAL CORPORATION SPECIALIZES IN FINANCING INDUSTRIAL AND COMMERCIAL EQUIPMENT THROUGH INSTALLMENT SALES AND LEASING PROGRAMS FOR MANUFACTURERS, DEALERS AND END USERS NATIONWIDE. IN ADDITION TO ITS NEW YORK OFFICE, THE COMPANY HAS SIX FULL-SERVICE OPERATIONS CENTERS IN TEXAS, ILLINOIS, NEW JERSEY, NORTH CAROLINA, ARIZONA AND GEORGIA, AND NUMEROUS ADDITIONAL MARKETING LOCATIONS THROUGHOUT THE COUNTRY. FOR ADDITIONAL INFORMATION, PLEASE VISIT THE COMPANY'S NEWLY ENHANCED WEBSITE AT WWW.FINANCIALFEDERAL.COM.

-------------------------------
      Financial Highlights
-------------------------------

                                                        for years ended July 31,
------------------------------------------------------------------------------------------------
(in thousands except per share data)          2000       1999       1998       1997       1996
================================================================================================
Finance Receivables, Net                  $1,118,087   $932,525   $759,097   $571,060   $429,698
Total Assets                               1,127,785    942,185    766,108    574,764    433,087
Total Senior Debt                            791,348    647,652    500,532    493,361    310,830
Stockholders' Equity                         172,423    144,982    123,229    105,604     94,191
Revenues                                     111,513     89,118     72,722     55,305     43,523
Net Earnings                                  26,722     22,598     17,032     12,909      9,610
Earnings Per Common Share, Diluted              1.52       1.30       1.03       0.80       0.68
Earnings Per Common Share, Basic                1.79       1.52       1.15       0.87       0.74

[the following three bar graphs were represented below the above table]

      Revenues                     Net Earnings           Finance Receivables
   (in millions)                  (in millions)              (in billions)

[photo of bridge omitted]

                          "Finance receivables outstanding
                           surpassed the $1 billion mark"

------------------------
Dear Fellow Shareholder:
------------------------

      We are pleased to once again report that the Company's uninterrupted record of receivables and earnings growth continued in fiscal 2000.

Fiscal 2000 Highlights

      * Net earnings for the fiscal year ended July 31, 2000 increased by 18% to $26.7 million compared to $22.6 million earned for the fiscal year ended July 31, 1999.

      * Diluted earnings per share for the fiscal year ended July 31, 2000 increased by 17% to $1.52 compared to $1.30 achieved for the fiscal year ended July 31, 1999.

      * Finance receivables outstanding surpassed the $1 billion mark and increased by 20% to $1.137 billion at July 31, 2000 compared to $948.7 million outstanding at July 31, 1999.

      * Total debt relative to stockholders' equity remained at 5.1x, lower than the industry average.

      * The Company established its sixth full service operations center in Atlanta, Georgia.

      * Net credit losses for the fiscal year ended July 31, 2000 continued at historically low levels, aggregating 0.06% of average finance receivables.

Internal Growth

      To date, the Company has originated virtually all of its finance receivables through its own dedicated marketing staff rather than through non-recurring acquisitions of portfolios, or participations with other financial institutions. The 20% growth in receivables during fiscal 2000 was broad-based as to both geographic markets and industries served.

Credit Losses and Loss Reserves

      The relatively low level of net credit losses may be attributed to the Company's adherence to its long-standing underwriting policies and procedures that include a commitment to seek creditworthy obligors, reliance on sound collateral, structuring transactions to provide an

                              Equipment Collateral

                                [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

      Construction Related                                41%
      Over-the-Road Transportation                        25%
      Waste Services                                      14%
      Manufacturing                                       13%
      Other                                                7%

adequate margin of profit, and prudent accounting methodology. The Company's reserve for losses at July 31, 2000 was approximately 1.7% of finance receivables.

Competitive Landscape

      The U.S. economy continued to expand during fiscal 2000 despite several interest rate increases by the Federal Reserve. Significant change in the competitive landscape contributed to the growth in the Company's receivables during the 2000 fiscal year. A number of financial service companies have sold their businesses or restructured their operations, resulting in new business opportunities for Financial Federal. Many financial service companies securitized their receivables off-balance-sheet and recorded profits at the time of the sale, rather than over the life of the receivables. Some have been unable to continue to operate profitably, and therefore have sought infusions of capital or other strategic alternatives. The debt and equity markets now prefer earnings generated from on-balance-sheet assets and adequate levels of capital to support on-balance-sheet growth. All of Financial Federal's assets are held on balance sheet and none of the Company's earnings were generated by securitization gains. The Company has not to date accessed the asset securitization market but believes that on-balance-sheet securitization of receivables without taking gain-on-sale profits represents a prudent and viable source of funding to support growth.

Superior Customer Service

      We believe that Financial Federal distinguishes itself from its competitors by providing customized personal service through its regional operations centers strategically located throughout the U.S. The Company now has six full-service operations centers in Texas, Illinois, New Jersey, North Carolina, Arizona and Georgia. Many financial service companies have moved further away from their


                                      4/5

[photo of school buses omitted]
                                                           "Financial Federal...
                                                            provides customized
                                                             personal service"

[photo of a hook attached to a crane with a building in the background omitted]

"All of Financial Federal's
assets are held on
balance sheet"

                              Geographic Diversity

                                [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

      Southeast                                          29%
      Northeast                                          22%
      Southwest                                          19%
      Central                                            16%
      West                                               13%
      Northwest                                           1%

customer base through centralization of offices, thereby sacrificing customer service in favor of reduced overhead. Financial Federal believes that proximity of senior managers to equipment vendors and customers fosters sound business relationships and enhances management expertise regarding local and regional economic and industry conditions. Such personalized customer relationships provide the basis for more knowledgeable underwriting of transactions and repeat business with existing customers.

Investment Grade Ratings

      During the fiscal year, Financial Federal Credit Inc. ("FFCI"), the Company's major operating subsidiary, was awarded investment grade senior debt ratings by Thomson Financial BankWatch, in addition to its existing senior debt ratings from Fitch. FFCI's senior debt is rated BBB+ by Thomson and BBB by Fitch. FFCI's $350 million investment grade Commercial Paper program is rated TBW-2 by Thomson and F-2 by Fitch.

Strategic Opportunities

      Our vision for Financial Federal is to continue its expansion not only through internal growth but also through opportunistic acquisitions of companies and portfolios of receivables. The Company approaches such opportunities using the same criteria it employs in all new business development endeavors--namely, insisting on a strong management team, quality long-term earnings potential, and pricing that reflects the inherent risks in the portfolio or company being purchased. The Company recently named Michael C. Palitz, Executive Vice President, its Managing Director of Corporate Development, and Steve F. Groth as its new Chief Financial Officer. We are now seeking to broaden our product offering by creating a mergers and acquisitions team to seek meaningful acquisitions that can enhance the Company's long-term earnings growth potential.

Directors and Officers

      Our Board of Directors today comprises eight members. Thomas F. Robards, Chief Financial Officer of Datek Online Holdings Corp., joined Financial Federal's Board in March 2000. He previously served as Chief Financial Officer and a director of Republic New York Corporation. We expect his vast experience in the financial services arena in corporate capital structure, strategic planning, and mergers and acquisitions, to be a valuable asset for our Company.

      We are pleased to report that Steve F. Groth, formerly Senior Banker and Managing Director of Fleet Bank, has recently joined our management team as Senior Vice President and Chief Financial Officer. We anticipate that his broad experience over the last 10 years as a senior banking executive specializing in the equipment finance and leasing industry will be a significant addition to our senior management depth.

      Clarence Y. Palitz, Jr., a co-founder of Financial Federal, retired as Chief Executive Officer in March 2000. He continues in his position as Chairman of the Board and remains active in strategic planning for the Company. Mr. Palitz is well-respected in the financial service industry and has mentored numerous executives over the course of his 40-year career. Our management team remains committed to Mr. Palitz's goal of making Financial Federal the best commercial finance company in the United States. Without his strength, wisdom and guidance, we would not have become the Company we are today.

      On behalf of the Board of Directors, we would like to express our thanks to our employees, our customers, the banking and investment communities, and our shareholders for their continued support.


/s/ Paul R. Sinsheimer

Paul R. Sinsheimer
President
October 3, 2000

                                      8/9

                 Financial Federal Corporation and Subsidiaries

   Management's Discussion and Analysis of Operations and Financial Condition

Results of Operations

General--The Company derives profits to the extent that income earned on its finance receivables exceeds its cost of borrowed funds, operating and administrative expenses and provision for possible losses. The Company borrows funds in the wholesale markets to provide lending, financing and leasing services to primarily middle-market businesses nationwide. State usury, lending and lien perfection rules and laws can regulate the Company's business activities. Certain states also require the Company to obtain licenses in order to engage in certain business activities.

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

Comparison of Fiscal 2000 to Fiscal 1999--Finance income increased by 25% to $111.5 million in fiscal 2000 from $89.1 million in fiscal 1999. The increase was primarily due to the 21%, or $179 million, increase in average finance receivables outstanding to $1.028 billion in 2000 from $849 million in 1999 and to a lesser extent, higher yields on new receivables and on variable rate receivables resulting from increases in market interest rates during 2000. Finance receivables booked increased 4% to $719 million in 2000 from $690 million in 1999.

      Interest expense, incurred on borrowings used to fund finance receivables, increased by 33% to $52.2 million in 2000 from $39.2 million in 1999. The increase was primarily due to the 21% increase in average debt outstanding in 2000 from 1999, higher rates incurred on short term and variable rate debt resulting from higher average market interest rates in 2000 from 1999 and recent issuances of additional term debt.

      Finance income before provision for possible losses on finance receivables increased by 19% to $59.3 million in 2000 from $49.9 million in 1999. Finance income before provision for possible losses expressed as a percentage of average finance receivables outstanding ("net margin"), decreased slightly to 5.8% in 2000 from 5.9% in 1999 primarily due to increases in market interest rates during 2000.

      The provision for possible losses on finance receivables increased by 11% to $3.5 million in 2000 from $3.1 million in 1999. The provision for possible losses is determined by the amount required to increase the allowance for possible losses to a level considered appropriate by management.

      In 2000, the Company repurchased $4.3 million principal amount of its convertible subordinated notes for $3.5 million.

      Salaries and other expenses increased by 21% to $13.0 million in 2000 from $10.7 million in 1999. The increase was primarily due to the increase in the number of marketing and administrative employees, salary increases and the opening of a new full service operations center in Atlanta, GA in February 2000.

      The provision for income taxes increased to $16.9 million in 2000 from $14.2 million in 1999 primarily due to the increase in earnings before income taxes.

      Net earnings increased by 18% to $26.7 million in 2000 from $22.6 million in 1999. Diluted earnings per share increased by 17% to $1.52 per share in 2000 from $1.30 per share in 1999 and basic earnings per share increased by 18% to $1.79 per share in 2000 from $1.52 per share in 1999.

Comparison of Fiscal 1999 to Fiscal 1998--Finance income increased by 23% to $89.1 million in fiscal 1999 from $72.7 million in fiscal 1998. The increase was primarily due to the 27%, or $180 million, increase in average finance receivables outstanding to $849 million in 1999 from $668 million in 1998, partially offset by decreases in finance rates charged by the Company on new finance receivables in response to the declining interest rate environment and competitive factors. Finance receivables booked increased 10% to $690 million in 1999 from $629 million in 1998 as increased competitive pressures on finance rates and terms affected the level of originations.

                 Financial Federal Corporation and Subsidiaries

        Management's Discussion and Analysis of Operations and Financial
                             Condition (continued)

      Interest expense, incurred on borrowings used to fund finance receivables, increased by 20% to $39.2 million in 1999 from $32.6 million in 1998. The increase was primarily due to the 29% increase in average debt outstanding during 1999 from 1998, partially offset by the decrease in the Company's cost of funds resulting from (i) the approximate 8% decrease in average interest rates charged on the Company's commercial paper and bank borrowings during 1999 from 1998 and (ii) the issuance of the Company's 4.5% convertible subordinated notes in April 1998.

      Finance income before provision for possible losses on finance receivables increased by 24% to $49.9 million in 1999 from $40.2 million in 1998. Finance income before provision for possible losses expressed as a percentage of average finance receivables outstanding ("net margin"), decreased slightly to 5.9% in 1999 from 6.0% in 1998.

      The provision for possible losses on finance receivables decreased by 2% to $3.1 million in 1999 from $3.2 million in 1998. The provision for possible losses is determined by the amount required to increase the allowance for possible losses to a level considered appropriate by management.

      In 1999, the Company repurchased $4.5 million principal amount of its convertible subordinated notes for $3.8 million.

      Salaries and other expenses increased by 16% to $10.7 million in 1999 from $9.2 million in 1998. The increase was primarily due to increased marketing costs and other costs associated with the growth in finance receivables and salary increases.

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

Receivable Portfolio and Asset Quality

      Finance receivables outstanding increased by $188.4 million, or 20%, to $1.137 billion at July 31, 2000 from $948.7 million at July 31, 1999, as the amount of finance receivables originated exceeded amounts collected. At July 31, 2000, Financial Federal Credit Inc. ("Credit," a wholly-owned subsidiary) had $1.132 billion, or 99.6%, of total finance receivables and First Federal Commercial Inc. (a wholly-owned subsidiary) had the balance of finance receivables.

      The allowance for possible losses increased to $19.0 million at July 31, 2000 from $16.2 million at July 31, 1999, and was 1.68% of finance receivables at July 31, 2000 as compared to 1.71% at July 31, 1999. The allowance is periodically reviewed by the Company's management and is estimated based on total finance receivables, net credit losses incurred and management's current assessment of the risks inherent in the Company's finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of counterparties and other factors. Future additions to the allowance may be necessary based on changes in these factors.

      The equipment collateral securing the Company's finance receivables generally possesses certain characteristics that have served to mitigate potential credit losses. Such characteristics include an economic life longer than the term of the receivable, low levels of technological obsolescence, applications in various industries, ease of accessibility and transporting and a broad established resale market. These characteristics, combined with management's experience with and knowledge of the equipment collateral, have mitigated the Company's net credit losses.

      Net credit losses (write-downs of receivables less subsequent recoveries) incurred on the Company's finance receivables were $604,000 in 2000 and $228,000 in 1999. Management believes that the Company's net credit losses have been at a historically low level. Net credit losses, expressed as a percentage of average finance receivables outstanding, was 0.06% in 2000, 0.03% in 1999, 0.02% in 1998, 0.05% in 1997 and 0.03% in 1996. Management does not currently expect this low level of net credit losses to continue. An economic downturn could cause an increase in the level of the Company's net credit losses, as could other adverse


                                     10/11
conditions affecting the Company's customers and/or collateral values. Future increases in the Company's net credit losses could have a negative impact on the Company's earnings through additional increases in the provision for possible losses.

      Non-performing finance receivables were $16.2 million at July 31, 2000, or 1.4% of total finance receivables, as compared to $8.8 million, or 0.9% of total finance receivables, at July 31, 1999. The level of non-performing finance receivables has been historically low. Adverse changes in economic or industry conditions could cause an increase in the level of non-performing finance receivables. Such an increase could have a negative impact on the Company's earnings through decreased revenue.

      The Company's finance receivables reflect certain industry and geographic concentrations of credit risk. These concentrations arise from counterparties having similar economic characteristics that could cause their ability to meet their contractual obligations to the Company to be similarly affected by changes in economic or other conditions. The major industry concentrations are trucking--23%, construction contracting--16%, waste disposal--13% and cranes--11%. The major regional geographic concentrations are Southeast--29%, Northeast--22% and Southwest--19%.

Liquidity and Capital Resources

      The Company is dependent upon the continued availability of funds to originate or acquire finance receivables and to purchase portfolios of finance receivables. The Company may obtain required funds from a variety of sources, including internal generation, dealer placed and directly issued commercial paper, borrowings under committed unsecured revolving credit facilities, private and public issuances of term debt, securitizations of its finance receivables and sales of common and preferred equity. Management believes, but cannot assure, that the Company has available sufficient liquidity to support its future operations.

      The Company has obtained the majority of its senior borrowings through Credit and has obtained the balance of its borrowings through Financial Federal Corporation ("Financial," the parent company.)

      Credit has received investment grade credit ratings on its commercial paper and senior term notes. Credit's commercial paper is rated "F-2" by Fitch and "TBW-2" by Thomson Financial Bankwatch. Credit's senior term notes are rated "BBB" by Fitch and "BBB+" by Thomson Financial Bankwatch. These credit ratings provide Credit with greater access to capital markets.

      The Company's total debt increased by $139.4 million to $884.8 million at July 31, 2000 from $745.4 million at July 31, 1999. The Company's stockholders' equity increased by $27.4 million to $172.4 million at July 31, 2000 from $145.0 million at July 31, 1999 and its net deferred income tax liability increased by $4.7 million to $27.0 at July 31, 2000 from $22.3 million at July 31, 1999. These increases, combined with increases in the Company's accrued expenses and other liabilities, were used primarily to fund the increase in finance receivables.

      During fiscal 2000, the Company issued $132.0 million of senior term notes with original maturities ranging from three to five years and repaid $25.0 million of senior term notes at their maturity. In September 2000, the Company established a $200 million Medium Term Note Program.

      Financial and Credit are each direct issuers of their own commercial paper. Credit also issues commercial paper through a $350.0 million program with recognized dealers. The Company's commercial paper is unsecured and matures within 270 days. Interest rates on commercial paper outstanding at July 31, 2000 generally ranged from 6.3% to 6.9%. The Company has not obtained commitments from any purchaser of its commercial paper for additional or future purchases. The Company's current policy is to maintain committed revolving credit facilities from banks so that the aggregate amount available thereunder exceeds commercial paper outstanding.

      At July 31, 2000, Credit had $282.0 million of committed unsecured revolving credit facilities with original terms ranging from two to five years with thirteen banks under which $23.9 million was outstanding. At July 31, 2000, Credit also had $160.0 million of committed unsecured revolving credit facilities with an original term of one year or less with eight banks under which $20.0 million was outstanding. At July 31, 2000, $232.0 million of the long-term revolving credit facilities expire after one year.

                 Financial Federal Corporation and Subsidiaries

        Management's Discussion and Analysis of Operations and Financial
                             Condition (continued)

      Information on the combined amounts and interest rates of the Company's commercial paper and bank borrowings follows:

(dollars in millions)                               2000       1999       1998
================================================================================
Maximum amount outstanding during the year         $399.3     $370.9     $390.8
Average amount outstanding during the year          348.5      340.6      333.3
Weighted average interest rate:
  During the year                                     6.1%       5.4%       5.9%
  End of the year                                     6.8        5.4        5.8

      At July 31, 2000, the Company reported $232.0 million of commercial paper and bank borrowings as long-term senior debt on its Consolidated Balance Sheet based on the amount of long-term revolving credit facilities expiring after one year.

      The Company's revolving credit facilities and senior term notes contain certain restrictive covenants including limitations on: indebtedness, encumbrances, investments, dividends and other distributions from Credit to Financial, sales of assets, mergers and other business combinations, capital expenditures and the minimum adjusted net worth of Credit.

      In June 2000, the Company increased the size of its Stock and Convertible Debenture Repurchase Program by $6.4 million. During fiscal 2000, the Company repurchased $4.3 million principal amount of its convertible subordinated notes for $3.5 million. At July 31, 2000, $10.0 million remained available for future repurchases of common stock and convertible subordinated notes.

Market Interest Rate Risk and Sensitivity

      The Company's earnings are sensitive to fluctuations in market interest rates. Generally, based on the Company's current mix of fixed rate and variable rate finance receivables and debt, increases in interest rates could have a negative impact on earnings and decreases in rates could have a positive impact on earnings. This is primarily due to the Company having more variable rate or short-term debt than fixed rate term debt and significantly more fixed rate finance receivables than variable rate finance receivables. Therefore, when market interest rates rise, the Company's borrowing costs could increase faster than the yield on its finance receivables. Conversely, when market interest rates decline, the Company's borrowing costs could decrease faster than the yield on its finance receivables. These broad statements do not take into account the effects that market interest rate fluctuations could have on the economy and on the level of competition.

      The net yield of the Company's finance receivables less the weighted average cost of the Company's borrowed funds represents the Company's net interest spread, a key measure of a finance company's profitability. The Company's net interest spread for the last five fiscal years follows:

Year Ended July 31,                       2000    1999    1998    1997    1996
================================================================================
Net yield of finance receivables          10.8%   10.5%   10.9%   10.9%   11.2%
Weighted average cost of borrowed funds    6.5%    5.9%    6.3%    6.2%    6.6%
--------------------------------------------------------------------------------
Net interest spread                        4.3%    4.6%    4.6%    4.7%    4.6%
================================================================================

      Market interest rates increased significantly during fiscal 2000 after remaining relatively stable over the prior four fiscal years. The increase in market interest rates had a negative impact on the Company's net interest spread in fiscal 2000. Additional increases in market interest rates could further reduce the Company's net interest spread.

      The Company continually monitors and manages its exposure to market interest rate fluctuations through risk management procedures that may include using certain derivative financial instruments such as interest rate swaps and changing the proportion of its term versus short term debt. The Company uses derivative financial instruments to hedge its exposure to interest rate risk on certain debt obligations. The Company does not use derivatives for speculation and the Company does not trade derivatives.

      At July 31, 2000, the Company had variable to fixed interest rate swaps with a total notional amount of $25.0 million and a weighted average remaining term of five months. These swap agreements allowed the Company to effectively convert variable rate term debt into fixed rate term debt. The Company also entered into an interest rate lock agreement in fiscal 2000 in anticipation of issuing term debt. Interest rate locks allow a debt issuer to hedge against future increases in interest rates by effectively "locking-in" the then current base interest rate prior to the actual issuance of debt. The Company may enter into additional interest rate swaps and locks and other derivative financial instruments in the future to manage its net interest spread.


                                     12/13

      During the last four fiscal years the Company has increased significantly its fixed rate term debt as a percentage of its total debt, from 17% at July 31, 1996 to 50% at July 31, 2000. The Company has issued fixed rate term debt during this period to capitalize on low market interest rates and to mitigate the effect that future increases in market interest rates could have on its net interest spread.

      The Company's other debt at July 31, 2000, comprising commercial paper, bank borrowings and variable rate term loans, reprices as follows; $397.7 million, or 90%, within one month, $27.7 million, or 6%, within the following two months and the remainder, $18.9 million, or 4%, within the following six months.

      The Company's finance receivables generally have original maturities ranging from two to five years and provide for monthly installments. The Company experiences some prepayments on its finance receivables that accelerate the scheduled maturities.

      Finance receivables comprise fixed rate and variable rate transactions. At July 31, 2000, $1.018 billion, or 90%, of finance receivables provided for interest at fixed rates and $118.8 million, or 10%, of finance receivables provided for interest at variable rates indexed to the prime rate. The percentage of finance receivables that provide for fixed interest rates has increased from 66% at July 31, 1995 primarily due to relatively low market interest rates. At July 31, 2000, $343.1 million of fixed rate finance receivables are scheduled to mature within one year and the weighted average remaining term of fixed rate finance receivables was 3.3 years.

      The total of fixed rate term debt of $440.5 million, stockholders' equity of $172.4 million and net deferred income tax liability of $27.0 million was $639.9 million at July 31, 2000. Due to the significant excess of the Company's fixed rate finance receivables over this amount, the Company's net interest spread could be affected by fluctuations in market interest rates. The Company does not seek to match the maturities of its debt to its finance receivables.

      The Company periodically calculates the effect on net earnings of a hypothetical, immediate 100 basis point (1.0%) increase in market interest rates. At July 31, 2000, such a hypothetical increase in market interest rates would reduce annual net earnings by approximately $1.0 million and would reduce the Company's net interest spread by approximately 25 basis points (0.25%). The 100 basis point increase represents a 14% increase over the weighted average interest rate on the Company's short-term and variable rate borrowings at July 31, 2000.

      The calculated reduction in net earnings assumes the occurrence of an adverse change in market interest rates. Actual future changes in market interest rates may differ materially and their effect on the Company's net earnings may also differ materially due to changes in the Company's finance receivable and debt repricing structures. The calculation also does not take into account the complexities that would be involved in an actual 100 basis point increase in market interest rates.

New Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. This statement, as deferred by SFAS No. 137, "Accounting for Derivatives and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," issued in June 1999, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS 133 and SFAS 138 is not expected to have a material effect on the Company's earnings or financial position.

Recent Developments

      On October 19, 2000, the Board of Directors, on the recommendation of the Audit Committee, appointed the firm of Arthur Andersen LLP ("Arthur Andersen") as the Company's independent public accountants for the fiscal year ending July 31, 2001. Arthur Andersen was selected by the Company to replace its current accountants, Eisner & Lubin LLP ("Eisner & Lubin"). Eisner & Lubin's report on the financial statements of the Company for the fiscal years 1999 and 2000 did not contain any adverse opinion or disclaimer of opinion nor was it in any way qualified or modified as to uncertainty, audit scope or accounting principles.

                 Financial Federal Corporation and Subsidiaries

        Management's Discussion and Analysis of Operations and Financial
                              Condition (continued)

      The decision to change accountants was recommended by management and approved by the Audit Committee of the Board of Directors and the full Board as well.

      During fiscal years 1999 and 2000, and through the present, there have been no disagreements between the Company and Eisner & Lubin on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure. The Company has never been advised by Eisner & Lubin that internal controls necessary for the Company to develop reliable financial statements do not exist or that any information has come to the attention of Eisner & Lubin which would have caused it not to be able to rely on management's representations or that has made Eisner & Lubin unwilling to be associated with the financial statements prepared by management. Eisner & Lubin has not advised the Company of any need to significantly expand the scope of its audit or that information has come to their attention that upon further investigation may materially impact on the fairness or reliability of a previously issued audit report or financial statements issued or to be issued or which would cause them to be unwilling to rely on management's representations or be associated with the Company's financial statements.

      Eisner & Lubin has not advised the Company of any information which they concluded materially impacts upon the fairness or reliability of either a previously issued audit report, underlying financial statements or the financial statements issued or to be issued since the last financial statements covered by an audit report. Nor has Eisner & Lubin advised that they would be prevented from rendering an unqualified audit report on any such financial statements.

Forward-Looking Statements

      This Management's Discussion and Analysis of Operations and Financial Condition and other sections of this Annual Report contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, uncertainties and assumptions due to their subjective nature. Therefore, actual outcomes and results could differ materially from those anticipated by such forward-looking statements due to the impact of many factors beyond the Company's control. These factors include economic, geographic and industry conditions, availability of funding sources, market risk from fluctuations in interest rates, prepayments, competitive conditions and changes in existing laws or regulations.


                                      14/15

                 Financial Federal Corporation and Subsidiaries

                           Consolidated Balance Sheet
                             (Dollars in Thousands)

----------------------------------------------------------------------------------------
July 31,                                                          2000           1999
========================================================================================
ASSETS
Finance receivables                                           $ 1,137,135    $   948,727
Allowance for possible losses                                     (19,048)       (16,202)
----------------------------------------------------------------------------------------
  Finance receivables--net                                      1,118,087        932,525
Cash                                                                6,068          5,544
Other assets                                                        3,630          4,116
----------------------------------------------------------------------------------------
      TOTAL ASSETS                                            $ 1,127,785    $   942,185
========================================================================================
LIABILITIES
Senior debt:
  Long-term ($37,073 at July 31, 2000 and
    $38,879 at July 31, 1999 due to related parties)          $   608,662    $   540,662
  Short-term                                                      182,686        106,990
Subordinated debt ($4,681 at July 31, 2000 and 1999
  due to related parties)                                          93,490         97,790
Accrued interest, taxes and other liabilities                      43,555         29,500
Deferred income taxes                                              26,969         22,261
----------------------------------------------------------------------------------------
    Total liabilities                                             955,362        797,203
----------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock--$1 par value, authorized 5,000,000 shares
  Common stock--$.50 par value, authorized 100,000,000 shares,
  shares issued: 14,958,379 in 2000 and 14,860,207 in 1999          7,479          7,430
Additional paid-in capital                                         58,785         58,115
Warrants--issued and outstanding 1,606,500                             29             29
Retained earnings                                                 106,130         79,408
----------------------------------------------------------------------------------------
    Total stockholders' equity                                    172,423        144,982
----------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $ 1,127,785    $   942,185
========================================================================================

The notes to consolidated financial statements are made a part hereof.

                 Financial Federal Corporation and Subsidiaries

                 Consolidated Statement of Stockholders' Equity
                    (Dollars and Share Amounts in Thousands)

                                              Common Stock--$.50 Par Value
                                           ---------------------------------
                                           Number                 Additional
                                             of                    Paid-In                  Retained
                                           Shares    Par Value     Capital      Warrants    Earnings
====================================================================================================
Balance at July 31, 1997                   14,764    $   7,382    $  57,315    $      29   $  40,878
Exercise of stock options                      79           39          480
Tax benefit relating to stock options                                    74
Net earnings                                                                                  17,032
----------------------------------------------------------------------------------------------------
Balance at July 31, 1998                   14,843        7,421       57,869           29      57,910
Repurchases of common stock                   (99)         (49)        (572)                  (1,100)
Exercise of stock options                     116           58          796
Tax benefit relating to stock options                                    22
Net earnings                                                                                  22,598
----------------------------------------------------------------------------------------------------
Balance at July 31, 1999                   14,860        7,430       58,115           29      79,408
Exercise of stock options                      98           49          653
Other                                                                    17
Net earnings                                                                                  26,722
----------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 2000                   14,958    $   7,479    $  58,785    $      29   $ 106,130
====================================================================================================

The notes to consolidated financial statements are made a part hereof.


                                      16/17

                 Financial Federal Corporation and Subsidiaries

                      Consolidated Statement of Operations
                (Dollars in Thousands, Except Per Share Amounts)

----------------------------------------------------------------------------------------------
Year Ended July 31,                                           2000         1999         1998
==============================================================================================
Finance income:
  Loan obligations                                         $  77,830    $  59,705    $  50,180
  Lease obligations                                           33,683       29,413       22,542
----------------------------------------------------------------------------------------------
    Total finance income                                     111,513       89,118       72,722
Interest expense                                              52,205       39,169       32,552
----------------------------------------------------------------------------------------------
  Finance income before provision for possible losses on
    finance receivables                                       59,308       49,949       40,170
Provision for possible losses on finance receivables           3,450        3,100        3,150
----------------------------------------------------------------------------------------------
  Net finance income                                          55,858       46,849       37,020
Gain on debt retirement                                          764          685
Salaries and other expenses                                  (12,990)     (10,705)      (9,195)
----------------------------------------------------------------------------------------------
  Earnings before income taxes                                43,632       36,829       27,825
Provision for income taxes                                    16,910       14,231       10,793
----------------------------------------------------------------------------------------------
      NET EARNINGS                                         $  26,722    $  22,598    $  17,032
==============================================================================================
EARNINGS PER COMMON SHARE:
  Diluted                                                  $    1.52    $    1.30    $    1.03
==============================================================================================
  Basic                                                    $    1.79    $    1.52    $    1.15
==============================================================================================

The notes to consolidated financial statements are made a part hereof.

                 Financial Federal Corporation and Subsidiaries

                      Consolidated Statement of Cash Flows
                             (Dollars in Thousands)

-------------------------------------------------------------------------------------------------------------
Year Ended July 31,                                                          2000         1999         1998
=============================================================================================================
Cash flows from operating activities:
  Net earnings                                                            $  26,722    $  22,598    $  17,032
  Adjustments to reconcile net earnings to net cash
    provided by operating activities
    Provision for possible losses on finance receivables                      3,450        3,100        3,150
    Depreciation and amortization                                             7,419        6,140        5,203
    Deferred income taxes                                                     4,708        6,144        4,832
    Gain on debt retirement                                                    (764)        (685)
    Decrease (increase) in other assets                                         587          187         (243)
    Increase in accrued interest, taxes and other liabilities                14,055        5,560        7,716
-------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                            56,177       43,044       37,690
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Finance receivables originated                                           (719,194)    (689,718)    (628,631)
  Finance receivables collected                                             523,111      507,364      432,512
  Other                                                                        (449)        (362)        (424)
-------------------------------------------------------------------------------------------------------------
        Net cash (used in) investing activities                            (196,532)    (182,716)    (196,543)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Commercial paper--maturities 90 days or less (net)                         62,628      (29,949)      59,626
  Commercial paper--maturities greater than 90 days:
    Proceeds                                                                 87,762       96,360      120,687
    Repayments                                                              (98,044)     (94,135)    (113,690)
  Bank borrowings--net proceeds (repayments)                                (22,150)      62,570      (76,660)
  Proceeds from (repurchases of) convertible subordinated notes              (3,536)      (3,815)     100,000
  Proceeds from senior term notes                                           132,000      115,000       65,000
  Repayments of senior term notes                                           (25,000)
  Variable rate senior term notes--net proceeds (repayments)                  6,500       (2,726)       6,208
  Deferred debt issuance costs                                                                         (2,687)
  Repurchases of common stock                                                             (1,721)
  Proceeds from exercise of stock options                                       702          854          519
  Other                                                                          17           22           74
-------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                           140,879      142,460      159,077
-------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                                            524        2,788          224
Cash--beginning of year                                                       5,544        2,756        2,532
-------------------------------------------------------------------------------------------------------------
CASH--END OF YEAR                                                         $   6,068    $   5,544    $   2,756
=============================================================================================================
Supplemental disclosures of cash flow information:
  Interest paid                                                           $  49,544    $  38,519    $  30,329
=============================================================================================================
  Income taxes paid                                                       $   9,648    $   6,660    $   7,345
=============================================================================================================

The notes to consolidated financial statements are made a part hereof.


                                      18/19

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

(3) Income Recognition--Finance income is recognized over the term of receivables using the interest method. Income recognition is suspended on finance receivables that are considered impaired (full collection of principal and interest being doubtful) by management. This typically occurs when (i) a contractual payment is more than 120 days past due, (ii) the counterparty becomes the subject of a bankruptcy proceeding or (iii) the underlying collateral is being liquidated. Impaired receivables are written down to the underlying collateral's current estimated net liquidation value (if less than the recorded amount). Income recognition may be resumed on impaired receivables when management believes that full collection of all amounts contractually due is probable. Any collections on impaired receivables are first applied to the recorded investment.

(4) Allowance for Possible Losses--A general provision for possible losses on finance receivables is charged against income in an amount to increase the allowance for possible losses to a level that management considers appropriate. Write-downs of impaired receivables are charged against the allowance for possible losses and subsequent recoveries of write-downs are credited to the allowance. Management periodically reviews the allowance giving consideration to present and anticipated national and regional economic conditions, industry conditions, concentrations, the status of the finance receivables, the financial condition of counterparties and other factors.

(5) Income Taxes--Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement and tax return bases of assets and liabilities using enacted tax rates. Deferred tax expense represents the net change in deferred tax assets and liabilities during the year.

(6) Earnings Per Common Share--Basic earnings per share is net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is net earnings plus the after-tax interest cost of dilutive convertible debt, divided by the weighted average number of common shares outstanding during the period plus potential common shares from the assumed conversion of dilutive securities outstanding during the period. Dilutive securities comprise stock options, warrants and convertible subordinated notes.

(7) Derivative Financial Instruments--Derivative financial instruments are used by the Company to hedge its exposure to the effects of fluctuations in market interest rates on its debt. The Company does not use derivatives for speculation and the Company does not trade in derivatives. Derivatives used include interest rate swaps and locks. The net interest differentials on interest rate swaps are recorded as an adjustment to interest expense as incurred. The cash settlements on interest rate locks are deferred and amortized over the term of the underlying hedged debt obligations.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," requires the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives

                 Financial Federal Corporation and Subsidiaries

                    (In Thousands, Except Per Share Amounts)

would be accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. This statement, as deferred by SFAS No. 137, "Accounting for Derivatives and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," issued in June 1999, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS 133 and SFAS 138 is not expected to have a material effect on the Company's earnings or financial position.

(8) Use of Estimates--The consolidated financial statements and the notes thereto were prepared in accordance with generally accepted accounting principles which require estimates and assumptions to be made by management that affect the amounts reported therein. Actual results could differ from those estimates.

NOTE B: Finance Receivables

(1) Finance receivables comprise installment sale agreements and secured loans (including line of credit arrangements), collectively referred to as loans, that provide for interest at fixed rates, or variable rates generally indexed to the prime rate (as defined) and investments in direct financing leases, as follows:

July 31,                                               2000               1999
================================================================================
Loans:
  Fixed rate                                       $  673,791         $  513,447
  Variable rate                                       111,019            117,362
--------------------------------------------------------------------------------
    Total                                             784,810            630,809
Direct financing leases                               352,325            317,918
--------------------------------------------------------------------------------
      Finance receivables                          $1,137,135         $  948,727
================================================================================

      The approximate weighted average interest rates were 10.2% and 9.8% on fixed rate loans at July 31, 2000 and 1999, respectively, and 1.4% and 1.8% over the prime rate on variable rate loans at July 31, 2000 and 1999, respectively.

(2) Direct financing leases comprised the following:

July 31,                                                2000             1999
================================================================================
Minimum lease payments receivable                    $ 362,177        $ 324,731
Residual values                                         61,587           54,099
Unearned finance income                                (71,439)         (60,912)
--------------------------------------------------------------------------------
  Direct financing leases                            $ 352,325        $ 317,918
================================================================================

(3) Finance receivables generally provide for monthly installments of equal or varying amounts for terms of two to five years. Annual contractual maturities of finance receivables at July 31, 2000 are as follows:

                                                                        Direct
                                           Fixed        Variable       Financing
                                        Rate Loans     Rate Loans       Leases
================================================================================
2001                                     $236,196       $ 44,796       $126,413
2002                                      189,420         27,161        100,915
2003                                      136,185         19,601         73,202
2004                                       77,039         10,825         41,156
2005                                       25,134          5,221         14,275
Thereafter                                  9,817          3,415          6,216
--------------------------------------------------------------------------------
  Total                                  $673,791       $111,019       $362,177
================================================================================

(4) The activity of the allowance for possible losses is summarized as follows:

Year Ended July 31,                      2000            1999            1998
================================================================================
Balance--August 1                      $ 16,202        $ 13,330        $ 10,303
  Provision                               3,450           3,100           3,150
  Write-downs                            (2,342)         (1,125)         (1,210)
  Recoveries                              1,738             897           1,087
--------------------------------------------------------------------------------
Balance--July 31                       $ 19,048        $ 16,202        $ 13,330
================================================================================

(5) Income recognition has been suspended on finance receivables with a recorded investment of $16,169 (includes $9,283 of impaired loans) at July 31, 2000 and $8,787 (includes $4,806 of impaired loans) at July 31, 1999. The average recorded


                                     20/21
investment in impaired loans was $5,417 in 2000 and $4,515 in 1999. Impaired loans exclude direct financing leases.

(6) The Company also provides commitments to extend credit. These commitments contain off-balance sheet risk. The Company uses the same credit policies and procedures in making these commitments as it does for finance receivables, as the credit risks are substantially the same. At July 31, 2000 and 1999, the unused portion of these commitments was $6,792 and $7,142, respectively.

NOTE C: Debt

      Debt is summarized as follows:

July 31,                                                     2000         1999
================================================================================
Senior debt:
  Fixed rate term notes:
    5.52%-5.90% due 2002-2003                              $ 40,000     $ 40,000
    6.29%-6.80% due 2002-2008                               120,000      120,000
    7.27%-7.57% due 2001-2003                               120,000       95,000
    8.62%-8.89% due 2004-2005                                67,000
--------------------------------------------------------------------------------
      Total fixed rate term notes                           347,000      255,000
  Variable rate term notes due 2001-2002                     64,662       43,162
--------------------------------------------------------------------------------
        Total term notes                                    411,662      298,162
  Commercial paper                                          335,836      283,490
  Bank borrowings                                            43,850       66,000
--------------------------------------------------------------------------------
          Total senior debt                                 791,348      647,652
--------------------------------------------------------------------------------
Subordinated debt:
  4.5% convertible subordinated notes due 2005               91,200       95,500
  8.0% subordinated debentures due 2003                       2,290        2,290
--------------------------------------------------------------------------------
          Total subordinated debt                            93,490       97,790
--------------------------------------------------------------------------------
            Total debt                                     $884,838     $745,442
================================================================================

(1) The senior term notes were issued by Credit. Interest on fixed rate term notes is generally payable semi-annually. Interest rates on variable rate term notes are indexed to either LIBOR or domestic money market rates. Prepayments of the notes are generally subject to a premium based on yield maintenance formulas. The notes contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, minimum net worth and sales of assets.

      Certain executive officers of the Company and their affiliates held $19,662 and $13,162 of the variable rate term notes at July 31, 2000 and 1999, respectively. These notes mature in September 2001, subject to extension.

(2) The Company issues commercial paper with a maximum term of 270 days. The weighted average interest rates on commercial paper outstanding at July 31, 2000 and 1999 were 6.8% and 5.3%, respectively. Commercial paper transactions with officers and other related parties are summarized as follows:

                                              2000          1999          1998
================================================================================
Year Ended July 31:
  Issued                                     $81,980       $99,765       $47,226
  Matured                                     90,286        94,369        34,211
Outstanding at July 31,                       17,411        25,717        20,321

(3) At July 31, 2000, Credit had $442,000 of committed unsecured revolving credit facilities with various banks expiring as follows: $210,000 within one year and $232,000 (includes $30,000 of a one year facility that was extended in August 2000) on various dates from December 2001 through May 2005. These facilities contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, capital expenditures and minimum net worth. Credit generally incurs a fee on the unused portion of these facilities.

      Borrowings under these credit facilities, $43,850 at July 31, 2000, generally mature between 1 and 90 days and bear interest based on domestic money market rates or LIBOR, at Credit's option. The weighted average interest rates on borrowings outstanding at July 31, 2000 and 1999 were 7.2% and 5.6%, respectively.

(4) In April 1998, Financial sold $100,000 of its 4.5% convertible subordinated notes due May 1, 2005. The notes are convertible into shares of the Company's common stock, at any time prior to maturity, at a conversion price of $30.15625 per share. Financial can call the notes beginning May 4, 2001 at a premium that decreases 25% annually from 2.57%. Interest on the notes is payable semi-annually. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined. Financial repurchased $4,300 principal amount of these

                 Financial Federal Corporation and Subsidiaries

                    (In Thousands, Except Per Share Amounts)

notes in 2000 for $3,536 and $4,500 principal amount of these notes in 1999 for $3,815. Certain executive officers of the Company and their affiliates held $2,500 of these notes at July 31, 2000 and 1999.

(5) The 8.0% subordinated debentures mature March 1, 2003 with interest payable semi-annually. The debentures are subordinated to senior debt and other debt designated by the Board of Directors and to certain other liabilities as provided for in the debentures. Certain affiliates of the Company held $2,181 of these notes at July 31, 2000 and 1999.

(6) At July 31, 2000, long-term senior debt (included commercial paper and bank borrowings supported by credit facilities expiring after one year) and subordinated debt are due as follows: $169,662 in 2002, $282,290 in 2003, $72,000 in 2004, $173,200 in 2005 and $5,000 in 2008.

NOTE D: Derivative Financial Instruments

      During 2000 and 1999, the Company entered into interest rate swaps and interest rate lock agreements with other financial institutions as a hedge against increases in market interest rates on issued term debt in the case of swaps and planned issues of term debt in the case of locks. The interest rate swaps allowed the Company to issue variable rate term debt and effectively convert the debt into fixed rate term debt at rates that were lower than those otherwise obtainable on direct fixed rate term debt. The Company used interest rate locks to effectively "lock-in" the then current base rates for term debt planned to be issued generally within six months.

      Information regarding the Company's interest rate swaps follows:

July 31,                                                  2000           1999
================================================================================
Notional amount                                        $  25,000      $  25,000
Weighted average receive rate                                7.0%           5.5%
Weighted average pay rate                                    5.2%           5.2%
Weighted average remaining term (in months)                    5             17

      There were no interest rate locks in effect at July 31, 2000 or 1999. The use of derivatives decreased interest expense by $110 in 2000 and increased interest expense by $73 in 1999.

      The derivatives used by the Company involve credit risk from the possibility of nonperformance of the major financial institutions that issued them. The Company's actual credit risk is not considered to be significant.

NOTE E: Stockholders' Equity

      The Company established a common stock repurchase program in August 1996 and expanded the program in August 1998 to include repurchases of its convertible subordinated notes. Through July 31, 2000, the Company has repurchased 223 shares of common stock and $8,800 principal amount of convertible subordinated notes. At July 31, 2000, $10,000 was available under the program for future repurchases.

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

NOTE F: Stock Options

      In December 1998, the Company's stockholders approved a new stock option plan (the "1998 Plan") that was adopted by the Board of Directors of the Company in September 1998. The 1998 Plan provides for 2,500 incentive or non-qualified stock options to be granted to officers, other employees and directors of the Company and expires in September 2008. The Company's prior stock option plan expired in September 1999. Under both plans, the exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date granted and the maximum term of an incentive stock option is ten years.

      Options outstanding at July 31, 2000 were generally granted with a six or ten year term and generally vest (become exercisable) over periods of four to seven


                                      22/23

                 Financial Federal Corporation and Subsidiaries

years. At July 31, 2000, 2,475 shares of common stock were available for future grants of options.

      Stock option activity and related information is summarized as follows:

                                              Number of        Weighted Average
                                               Options          Exercise Price
================================================================================
Outstanding at August 1, 1997                     592               $ 8.45
  Granted                                         220                22.14
  Exercised                                       (79)                6.58
  Canceled                                         (7)                8.97
-----------------------------------------------------
Outstanding at July 31, 1998                      726                12.80
  Granted                                         200                18.63
  Exercised                                      (116)                7.31
  Canceled                                         (8)               18.68
-----------------------------------------------------
Outstanding at July 31, 1999                      802                15.00
  Granted                                         350                18.63
  Exercised                                       (98)                7.16
  Canceled                                        (14)               18.32
-----------------------------------------------------
Outstanding at July 31, 2000                    1,040                16.92
=====================================================
Exercisable at July 31:
  2000                                            360               $15.66
  1999                                            167                 8.19
  1998                                            162                 7.27

      The Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," and continues to apply Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options. Under APB 25, compensation expense is not required to be recorded if the exercise price of stock options granted is at least equal to the market price of the stock on the grant date.

      The exercise prices of options outstanding at July 31, 2000 ranged from $7.89 to $23.06. Additional information by price range follows:

                                                                 Price Range
                                                             -------------------
                                                             Over $18  Under $12
================================================================================
Outstanding:
  Number                                                         755       285
  Weighted average exercise price                             $19.60     $9.82
  Weighted average remaining contractual life (in years)         5.7       2.4
Exercisable:
  Number                                                         221       139
  Weighted average exercise price                             $19.26     $9.94

      Pro forma amounts of net earnings and earnings per share, determined as if compensation expense attributable to stock options had been recognized using the fair value method under SFAS 123, follow:

Year Ended July 31,                             2000       1999        1998
================================================================================
Net earnings                                 $ 25,394    $ 21,706    $ 16,593
Earnings per share:
  Diluted                                    $   1.46    $   1.26    $   1.01
  Basic                                      $   1.70    $   1.46    $   1.12

      The Company estimated the following weighted average grant date fair values for options granted using the Black-Scholes option-pricing model based on the following assumptions:

Year Ended July 31,                                 2000       1999       1998
================================================================================
Weighted average grant date fair value            $ 7.46     $ 7.08     $ 7.65
Assumptions:
  Weighted average risk-free interest rate          5.9%       4.6%       5.7%
  Expected stock price volatility rate               35%        29%        28%
  Weighted average expected life of options
    granted in years                                4.8        6.0        4.7

                 Financial Federal Corporation and Subsidiaries

                    (In Thousands, Except Per Share Amounts)

NOTE G: Earnings Per Common Share

      Earnings per common share was calculated as follows:

Year Ended July 31,                                    2000      1999      1998
================================================================================
Net earnings (used for basic earnings per share)     $26,722   $22,598   $17,032
Effect of convertible securities                       2,948     3,066       802
--------------------------------------------------------------------------------
Adjusted net earnings (used for diluted
  earnings per share)                                $29,670   $25,664   $17,834
================================================================================
Weighted average common shares outstanding
  (used for basic earnings per share)                 14,895    14,860    14,804
Effect of dilutive securities:
  Convertible subordinated notes                       3,095     3,237       854
  Warrants                                             1,375     1,400     1,392
  Stock options                                          206       314       332
--------------------------------------------------------------------------------
Adjusted weighted average common shares
  and assumed conversions (used for diluted
  earnings per share)                                 19,571    19,811    17,382
================================================================================
Net earnings per common share:
  Diluted                                            $  1.52   $  1.30   $  1.03
================================================================================
  Basic                                              $  1.79   $  1.52   $  1.15
================================================================================

NOTE H: Income Taxes

(1) The provision for income taxes comprised the following:

Year Ended July 31,                               2000        1999        1998
================================================================================
Currently payable:
  Federal                                        $10,563     $ 7,022     $ 5,087
  State                                            1,639       1,043         800
--------------------------------------------------------------------------------
    Total                                         12,202       8,065       5,887
Deferred                                           4,708       6,144       4,832
Tax benefit relating to stock options                             22          74
--------------------------------------------------------------------------------
      Provision for income taxes                 $16,910     $14,231     $10,793
================================================================================

(2) Income taxes computed at statutory federal income tax rates are reconciled to the provision for income taxes as follows:

Year Ended July 31,                                    2000      1999      1998
================================================================================
Federal income tax at statutory rates                $15,271   $12,890   $ 9,739
State taxes (net of federal income tax benefit)        1,639     1,341     1,054
--------------------------------------------------------------------------------
  Provision for income taxes                         $16,910   $14,231   $10,793
================================================================================

(3) Deferred income taxes comprised the tax effect of the following temporary differences:

July 31,                                                2000             1999
================================================================================
Deferred tax liabilities:
  Leasing transactions                                $ 32,209         $ 26,785
  Finance income and other                               3,955            3,410
--------------------------------------------------------------------------------
    Total                                               36,164           30,195
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for possible losses                         (7,369)          (6,274)
  Other liabilities                                     (1,826)          (1,660)
--------------------------------------------------------------------------------
    Total                                               (9,195)          (7,934)
--------------------------------------------------------------------------------
      Deferred income taxes                           $ 26,969         $ 22,261
================================================================================

NOTE I: Lease Commitments

      The Company occupies office space under leases expiring through 2004. At July 31, 2000, minimum future annual rentals due under these leases are $847 in 2001, $613 in 2002, $286 in 2003 and $17 in 2004. Office rent expense was $1,012 in 2000, $836 in 1999 and $782 in 1998.

NOTE J: Concentration of Credit Risk

      The Company manages its exposure to the credit risk associated with its finance receivables through established credit policies and procedures that include obtaining a first lien on equipment collateral on each transaction. The Company evaluates equipment collateral on an ongoing basis and focuses on lending against, financing and leasing equipment collateral that has an economic life exceeding the term of


                                      24/25

                 Financial Federal Corporation and Subsidiaries

the receivable, is not subject to rapid technological obsolescence, has applications in various industries, is easily accessible and movable and has a broad resale market. The Company may also obtain additional equipment or other collateral, third party guarantees and/or hold back a portion of the amount financed.

      Concentrations of credit risk arise when counterparties have similar economic characteristics that could cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company does not have a significant concentration of credit risk with any counterparty. The major concentrations of credit risk, grouped by the industries and geographic regions of counterparties, expressed as a percentage of finance receivables, follow:

July 31,                                                     2000           1999
================================================================================
Industry:
  Trucking                                                    23%            19%
  Construction contracting                                    16             17
  Waste disposal                                              13             12
  Cranes                                                      11             12
Geographic region:
  Southeast                                                   29%            26%
  Northeast                                                   22             23
  Southwest                                                   19             21

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

      The fair value of the senior term notes was approximately $403,310 at July 31, 2000. At July 31, 1999, the fair value of the senior term notes was estimated to approximate their carrying value. These fair value computations were based on the future cash flows of the senior term notes discounted at current rates for debt with similar terms and maturities.

      The fair value of the 4.5% convertible subordinated notes was approximately $73,200 at July 31, 2000 and $89,770 at July 31, 1999 based on their quoted market price. The carrying value of the 8.0% subordinated debentures was estimated to approximate their fair value at July 31, 2000 and 1999 based on their future cash flows discounted at current rates for debt with similar terms and maturity.

      The fair value of the interest rate swaps was not material at July 31, 2000 and 1999.

      It is not practicable for the Company to estimate the fair value of its finance receivables and commitments to extend credit. These financial instruments comprised a substantial number of transactions with commercial obligors in numerous industries, are secured by liens on various types of equipment and may be guaranteed by third parties. Any difference between the carrying value and the fair value of each transaction would be affected by a potential buyer's assessment of the transaction's credit quality, collateral value, third party guarantee(s), payment history, yield, maturity, documentation and other legal matters, and many other subjective considerations of the buyer. In addition, the value received in a fair market sale of a transaction would be based on the terms of the sale, the documentation governing such sale, the Company's and the buyer's views of general economic conditions, industry dynamics, the Company's and the buyer's tax considerations, and numerous other factors.

NOTE L: Selected Quarterly Data (Unaudited)

                                                              Earnings per Share
                                                              ------------------
                                      Revenues  Net Earnings  Diluted      Basic
================================================================================
Fiscal 2000, three months ended:
  October 31, 1999                     $25,420     $6,240      $0.36       $0.42
  January 31, 2000                      26,667      6,747       0.38        0.45
  April 30, 2000                        28,194      6,838       0.39        0.46
  July 31, 2000                         31,232      6,897       0.39        0.46
Fiscal 1999, three months ended:
  October 31, 1998                     $21,116     $5,191      $0.30       $0.35
  January 31, 1999                      21,508      5,416       0.31        0.36
  April 30, 1999                        22,279      5,898       0.34        0.40
  July 31, 1999                         24,215      6,093       0.35        0.41

                          Independent Auditors' Report

To the Board of Directors and Shareholders
Financial Federal Corporation

      We have audited the accompanying consolidated balance sheets of Financial Federal Corporation and Subsidiaries as at July 31, 2000 and 1999, and the related consolidated statements of stockholders' equity, operations and cash flows for each of the three years in the period ended July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Financial Federal Corporation and Subsidiaries at July 31, 2000 and 1999, and their consolidated operating results and their cash flows for each of the three years in the period ended July 31, 2000, in conformity with generally accepted accounting principles.


/s/ Eisner & Lubin LLP
----------------------------
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 31, 2000


                                     26/27

                 Financial Federal Corporation and Subsidiaries

                     Stock Price History and Dividend Policy

      The Company's common stock is traded on the New York Stock Exchange under the symbol "FIF." Trading commenced on the New York Stock Exchange on June 22, 1998; prior to that date the Company's common stock was traded on the American Stock Exchange. The quarterly high and low closing sales prices per share of the common stock as reported by the New York Stock Exchange follow:

                                         Fiscal 2000             Fiscal 1999
                                     -------------------------------------------
                                       High        Low        High         Low
================================================================================
First Quarter ended October 31       $23.6875    $18.375    $25         $17.375
Second Quarter ended January 31      $22.9375    $17.5      $26.8125    $23.1875
Third Quarter ended April 30         $19.375     $16.5      $23.0625    $16.125
Fourth Quarter ended July 31         $21.6875    $17.375    $24.125     $18.9375
================================================================================

      The Company presently has no intention of paying cash dividends in the foreseeable future.

                 Financial Federal Corporation and Subsidiaries

                               Corporate Directory

Officers

Paul R. Sinsheimer
President and Chief Operating Officer

Michael C. Palitz
Executive Vice President and Treasurer

William M. Gallagher
Senior Vice President

Troy H. Geisser
Senior Vice President and Secretary

John V. Golio
Senior Vice President

Steven F. Groth
Senior Vice President and Chief Financial Officer

Jeanne McDonald
Senior Vice President

Daniel J. McDonough
Senior Vice President

Richard W. Radom
Senior Vice President

Angelo G. Garubo
Vice President and General Counsel

Julian C. Green, Jr.
Vice President

Fred J. Palumbo
Vice President

Ted Wooldridge
Administrative Vice President

David H. Hamm
Controller

Officers of Subsidiaries Only

Senior Vice President

Michael L. Leonard

Vice Presidents

John D. Crum
William J. Flaherty
W. J. Mattocks
James H. Mayes, Jr.
Kevin T. McGinn
Michael A. Nelson
Gary L. Pace
Donald G. Pokorny
Rodney S. Sepulvado
Luther C. Whitlock

Administrative Vice Presidents

Donna L. Frate
Thomas G. Kassakatis

Regional Vice Presidents

Patrick Armbrister
Gary Barnes
Kenneth Blackman
Linda Brown
Johnie E. Christ
Bryan D. Cunningham
M. R. Escamilla
James D. Esposito
Thomas A. Fahl
Gary S. Fisher
Peter M. Hurstak
Howard L. Jester, Jr.
James M. Keesee
Laurence F. Kimmel
Gregory D. Lile
H. Brian Lockburner
J. D. Magness
Thomas E. Myers
William R. Pritchett
James R. Scappi
Mark A. Scott
D. Lawson Stine
William K. Toon
Thomas L. Tornee

Assistant Vice Presidents

Terrill E. Carter
Harry Cassady
Barbara A. Constantino
Robert E. DeGravelles
Robert Grawl, Jr.
Andrew G. Remias
Nicholas R. Roberto
Kimberly P. Walter
Marc S. Wilder

Assistant Treasurer

Sheri A. Barajas

Assistant Secretaries

Jennifer D. Allman
Scott W. Brandau
Anthony Cornacchia
James R. Hicks
Chris L. Jones
Brian J. Kerrins
Christopher T. Messer
Geoffrey A. Sprigle
Gregory R. Treichler
James M. Woods

Assistant Controllers

Jason A. Edwards
Georgia A. Radley

                 Financial Federal Corporation and Subsidiaries

Directors

Lawrence B. Fisher
Partner
Orrick, Herrington & Sutcliffe LLP
Attorneys

William C. MacMillen, Jr.
President
William C. MacMillen & Co., Inc.
Investment Bankers

Bernard G. Palitz
President
Gregory Capital Corporation
Investments

Clarence Y. Palitz, Jr.
Chairman of the Board
Financial Federal Corporation

Michael C. Palitz
Executive Vice President and Treasurer
Financial Federal Corporation

Thomas F. Robards
Chief Financial Officer
Datek Online Holdings Corp.

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

601 Oakmont Lane
Westmont, IL 60559
(630) 986-3900

300 Frank W. Burr Boulevard
Teaneck, NJ 07666
(201) 801-0300

201 McCullough Drive
Charlotte, NC 28262
(704) 549-1009

9633 South 48th Street
Phoenix, AZ 85044
(480) 785-4880

4405 Mall Boulevard
Union City, GA 30291
(770) 774-7060

Website

www.financialfederal.com

Securities Listings

Common stock

New York Stock Exchange
Symbol FIF

Convertible subordinated notes

New York Stock Exchange

Transfer Agents and Registrars

Common stock
The Bank of New York
New York, NY

Convertible subordinated notes
Bank One, N.A.
New York, NY

Annual Meeting

The annual meeting of shareholders will be held at 270 Park Avenue, New York, NY on December 12, 2000 at 10 a.m. Eastern Time.

Corporate Information

For a copy of Form 10-K or other information about the Corporation contact:

Investor Relations
Financial Federal Corporation
733 Third Avenue, New York, NY 10017
(212) 599-8000
investorrelations@financialfederal.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

                          Financial Federal Corporation
                                733 Third Avenue
                               New York, NY 10017