Form 10-K, Exhibit 13
period 2001-07-31
FINANCIAL FEDERAL CORP
filed 2001-10-29
CIK 854711

[LOGO]

                                                       Financial
[GRAPHIC OMITTED]                                       Federal
                                                      Corporation

                                                  2001 annual report

                               [GRAPHIC OMITTED]

                                Corporate Profile

Financial Federal Corporation specializes in financing industrial, commercial and professional equipment through installment sales and leasing programs for manufacturers, dealers and end users nationwide. In addition to its New York office, the Company has six full-service operations centers in Texas, Illinois, New Jersey, North Carolina, Georgia and California, and numerous additional marketing locations throughout the country. For additional information, please visit us at www.financialfederal.com.

FINANCIAL HIGHLIGHTS
(In Thousands, Except Per Share Data)

--------------------------------------------------------------------------------------------
For Years Ended July 31,                2001         2000        1999       1998      1997
============================================================================================
Finance Receivables, Net             $1,299,288   $1,118,087   $932,525   $759,097  $571,060
Total Assets                          1,313,663    1,127,785    942,185    766,108   574,764
Total Senior Debt                       931,598      791,348    647,652    500,532   439,361
Stockholders' Equity                    206,411      172,423    144,982    123,229   105,604
Revenues                                138,278      111,513     89,118     72,722    55,305
Net Earnings                             31,616       26,722     22,598     17,032    12,909
Earnings Per Common Share, Diluted         1.75         1.52       1.30       1.03      0.80
Earnings Per Common Share, Basic           1.99         1.79       1.52       1.15      0.87

                              [BAR CHARTS OMITTED]

                               [GRAPHIC OMITTED]

        ["We have been able to deliver a strong, consistent performance."]

LETTER TO SHAREHOLDERS

                                    Financial
                                    Strength

                               [GRAPHIC OMITTED]

Dear Fellow Shareholder:

      Fiscal 2001 was our best year ever and was the Company's twelfth consecutive year of record earnings and receivables outstanding. We continued our record of uninterrupted growth in earnings and finance receivables even as the softening economy affected some of the industries we finance.

Industry Overview

      In the first half of calendar 2000, the Federal Reserve raised short-term interest rates to their highest level in over nine years. This, together with the effects of a weakening economy, caused the profitability of commercial finance companies to decline and delinquencies to rise. As a result, access to capital for most commercial finance companies became difficult as the wholesale lending community either raised its pricing or, in some cases, abandoned its support of our industry.

      These conditions prompted several competitors to reevaluate their strategies. Some relinquished their independence to become part of large multinational entities; others changed their methodology for acquiring new business; and some exited the industry. This has created new business opportunities for the Company.

      Since January 2001, in an effort to stimulate the economy, the Federal Reserve has lowered short-term interest rates to their lowest level in nearly forty years. While we benefit from the resulting reduction in our borrowing costs, the economy has yet to show signs of recovery. We are confident that lower interest rates and changes in fiscal policy will stimulate the U.S. economy.

      Notwithstanding the difficulties faced by our industry, we have been able to deliver a strong, consistent performance in fiscal 2001 by adhering to the disciplines and principles established when the Company was founded in 1989:

      o     Providing exceptional customer service;

      o Recognizing and managing the risks associated with the financial services we provide;

      o     Focusing on the quality of our portfolio rather than its size; and

      o Aligning the economic interests of our employees with those of our shareholders.

                                   Sustained &
                                  Steady Growth

                               [GRAPHIC OMITTED]

Fiscal 2001 Highlights

o 18% GROWTH IN NET EARNINGS--Net earnings increased to $31.6 million from $26.7 million for the prior year.

o 15% GROWTH IN DILUTED EARNINGS PER SHARE--Diluted EPS increased to $1.75 from $1.52 for the prior year.

o 16% RECEIVABLES GROWTH--Finance receivables outstanding increased to $1.321 billion at July 31, 2001 from $1.137 billion at July 31, 2000.

o PRUDENT DEBT LEVERAGE--Total debt relative to stockholders' equity decreased to 4.97:1 as of July 31, 2001 from 5.13:1 at July 31, 2000.

o CONTINUED DIVERSIFICATION OF FUNDING SOURCES--The Company completed its first asset securitization transaction, totaling $125 million.

o LOW CREDIT LOSSES--Net credit losses, at 0.17% of average finance receivables, continued to be below the industry average.

Liquidity and Asset Securitization

      Liquidity and access to various capital markets are critical for financial services companies. Accordingly, we have worked hard to ensure that we have diverse funding sources available to support our continued growth.

      In September 2000, we established a $200 million Medium Term Note Program, and borrowed $103 million to date. In July 2001, we completed a $125 million asset securitization. This facility is conservatively structured as a revolving financing without gain on sale, and has been treated as debt on the Company's balance sheet. Entry into this broad-based asset-backed commercial paper market represents a significant achievement in the Company's ongoing effort to further diversify its sources of stable, cost-effective funding.

Asset Quality

      The primary assets financed by the Company are construction equipment, transportation vehicles, machine tools and waste services equipment. These assets generally share common characteristics, including long economic life; low technological

                               [GRAPHIC OMITTED]

  ["Fiscal 2001 was the Company's twelfth consecutive year of record earnings and receivables outstanding."]

                               [GRAPHIC OMITTED]

["Financial Federal provides a superior level of customized, personal service."]

                                 Building Strong
                                  Relationships

   [The following table was depicted as a pie chart in the printed material.]

                                   Geographic

                              Southeast         32%
                              Northeast         21%
                              Southwest         18%
                              Central           14%
                              West              13%
                              Northwest          2%

obsolescence; substantial resale value; essential role in the customer's business; applications in various industries; broad established resale market; and easy transportability. These characteristics have contributed to the Company's overall performance and its historically low level of net credit losses. Last year the Company's rate of net credit losses--0.17% of average finance receivables--was again below the industry average. Our relatively low level of credit losses also stems from our adherence to the Company's long-standing underwriting policies and procedures. These include seeking creditworthy obligors, relying on sound collateral and structuring transactions to provide an adequate margin of profit.

Sustained Growth

      During the past year we have increased our marketing group by 30% to promote continued internal growth. These experienced professionals have been added at all regional operations centers and cover all of the industries financed by the Company. These dedicated marketing representatives work solely for Financial Federal.

      In addition to expanding through internal growth, we will continue to seek opportunistic acquisitions of companies and portfolios of receivables. The Company approaches such opportunities using the same criteria it employs in all new business development endeavors--namely, insisting on a strong management team, quality long-term earnings potential, and pricing that reflects the inherent risks in the portfolio or company being purchased.

Superior Customer Service--A Key Competitive Advantage

      Financial Federal provides a superior level of customized, personal service through its regional operations centers strategically located across the country. The Company has six full-service operations centers located in Texas, Illinois, New Jersey, North Carolina, Georgia and California. Many financial services companies have moved further away from their customer base through centralization of offices, thereby sacrificing customer service in favor of reduced overhead. Financial Federal believes that locating senior managers close to equipment vendors and customers fosters

                                   Consistent
                                  Performance

   [The following table was depicted as a pie chart in the printed material.]

                                   Equipment

                         Construction Related      39%
                         Road Transportation       28%
                         Waste Services            14%
                         Manufacturing             12%
                         Other                      7%

stronger business relationships and enhances management's understanding of local and regional economic and industry conditions. Such personalized customer relationships provide the basis for more knowledgeable underwriting of transactions and facilitate repeat business.

In Memoriam

      In November of last year, Clarence Y. Palitz, Jr., my mentor and co-founder of the Company, passed away. Cal, as he was known to many of us, provided the spirit and vision that have guided the Company since its beginning. Cal was a unique person of extreme intelligence with an abundance of common sense. He is missed by all of us who were fortunate to have worked alongside of him. Our management team is committed to Cal's goal to make Financial Federal the best commercial finance company in the U.S.

The Future

      The terrorist attacks that took place on September 11, 2001 have profoundly affected everyone. We join our fellow Americans in condemning those responsible for such cowardly and reprehensible acts and in saluting those involved in the valiant rescue and recovery efforts. Free enterprise and the entrepreneurial spirit define our customers and the U.S. economy. Over the long term, we are confident that the U.S. economy will recover and prosper, and that our business methodology will sustain our ability to grow and be profitable.

      On behalf of the Board of Directors, we would like to express our thanks to our employees, our customers, the banking and investment communities, and our shareholders for their continued support.


/s/ Paul R. Sinsheimer

Paul R. Sinsheimer
Chairman of the Board, President and
Chief Executive Officer
October 4, 2001

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

      The Company's leasing activities are similar in business terms to its lending and financing activities, differing only in legal and tax treatment. A transaction is documented as a lease based on management's evaluations of the customer's credit and the equipment collateral, the customer's preference and other factors. The types of equipment that the Company lends against, finances and leases, and the ongoing operational treatment of a transaction, are generally the same, regardless of the documentation used. The Company accounts for all transactions as finance receivables.

Comparison of Fiscal 2001 to Fiscal 2000

      Finance income increased by 24% to $138.3 million in fiscal 2001 from $111.5 million in fiscal 2000. The increase was primarily due to the 20%, or $207 million, increase in average finance receivables outstanding to $1.235 billion in fiscal 2001 from $1.028 billion in fiscal 2000 and higher yields obtained on new receivables as a result of increases in market interest rates during May 2000 through December 2000. Finance receivables originated in fiscal 2001 and in fiscal 2000 were $736 million and $719 million, respectively.

      Interest expense, incurred on borrowings used to fund finance receivables, increased by 23% to $64.4 million in fiscal 2001 from $52.2 million in fiscal 2000. The increase was primarily due to the 21% increase in average debt outstanding in fiscal 2001 from fiscal 2000 and, to a lesser extent, higher interest rates incurred on the $145.0 million increase in fixed rate term debt since April 30, 2000.

      Net finance income before provision for possible losses on finance receivables increased by 25% to $73.9 million in fiscal 2001 from $59.3 million in fiscal 2000. Net finance income before provision for possible losses expressed as a percentage of average finance receivables outstanding ("net interest margin") increased to 6.0% in fiscal 2001 from 5.8% in fiscal 2000. The increase was primarily due to the increase in the yield on the Company's finance receivables, partially offset by higher rates incurred on the additional $145.0 million of fixed rate term debt.

      The provision for possible losses on finance receivables increased by 44% to $5.0 million in fiscal 2001 from $3.5 million in fiscal 2000. The provision for possible losses is determined by the amount required to increase the allowance for possible losses to a level considered appropriate by management.

      Salaries and other expenses increased by 32% to $17.1 million in fiscal 2001 from $13.0 million in fiscal 2000. The increase was primarily due to the increase in the number of marketing and administrative employees, salary increases and, to a lesser extent, additional costs incurred relating to the increased number of problem accounts. In addition, the Company relocated its Phoenix, Arizona operations center to Irvine, California in fiscal 2001.

      The provision for income taxes increased to $20.2 million in fiscal 2001 from $16.9 million in fiscal 2000 primarily due to the increase in earnings before income taxes.

      Net earnings increased by 18% to $31.6 million in fiscal 2001 from $26.7 million in fiscal 2000. Diluted earnings per share increased by 15% to $1.75 per share in fiscal 2001 from $1.52 per share in fiscal 2000 and basic earnings per share increased by 11% to $1.99 per share in fiscal 2001 from $1.79 per share in fiscal 2000. The increase in diluted earnings per share was lower than the increase in net earnings primarily due to the effect that the convertible subordinated notes have on the diluted earnings per share calculation and the 23% increase in the average price of the Company's common stock in fiscal 2001 from fiscal 2000. The increase in basic earnings per share was lower than the increase in net earnings primarily due to the increase in the number of outstanding shares of the Company's common stock resulting from the exercise of the Company's 1.6 million warrants in the second quarter of fiscal 2001.

      In fiscal 2000, the Company repurchased $4.3 million principal amount of its convertible subordinated notes for $3.5 million. Excluding the net after tax gain on this retirement of debt, net earnings increased by 21%, diluted earnings per share increased by 17% and basic earnings per share increased by 13% in fiscal 2001 from fiscal 2000.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (continued)

Comparison of Fiscal 2000 to Fiscal 1999

      Finance income increased by 25% to $111.5 million in fiscal 2000 from $89.1 million in fiscal 1999. The increase was primarily due to the 21%, or $179 million, increase in average finance receivables outstanding to $1.028 billion in fiscal 2000 from $849 million in fiscal 1999 and to a lesser extent, higher yields on new receivables and on variable rate receivables resulting from increases in market interest rates during 2000. Finance receivables originated increased 4% to $719 million in fiscal 2000 from $690 million in fiscal 1999.

      Interest expense, incurred on borrowings used to fund finance receivables, increased by 33% to $52.2 million in fiscal 2000 from $39.2 million in fiscal 1999. The increase was primarily due to the 21% increase in average debt outstanding in fiscal 2000 from fiscal 1999, higher rates incurred on short-term and variable rate debt resulting from higher average market interest rates in fiscal 2000 from fiscal 1999 and recent issuances of additional term debt.

      Net finance income before provision for possible losses on finance receivables increased by 19% to $59.3 million in fiscal 2000 from $49.9 million in fiscal 1999. The net interest margin decreased slightly to 5.8% in fiscal 2000 from 5.9% in fiscal 1999 primarily due to increases in market interest rates during 2000.

      The provision for possible losses on finance receivables increased by 11% to $3.5 million in fiscal 2000 from $3.1 million in fiscal 1999. The provision for possible losses is determined by the amount required to increase the allowance for possible losses to a level considered appropriate by management.

      In fiscal 2000, the Company repurchased $4.3 million principal amount of its convertible subordinated notes for $3.5 million.

      Salaries and other expenses increased by 21% to $13.0 million in fiscal 2000 from $10.7 million in fiscal 1999. The increase was primarily due to the increase in the number of marketing and administrative employees, salary increases and the opening of a new full service operations center in Atlanta, GA in February 2000.

      The provision for income taxes increased to $16.9 million in fiscal 2000 from $14.2 million in fiscal 1999 primarily due to the increase in earnings before income taxes.

      Net earnings increased by 18% to $26.7 million in fiscal 2000 from $22.6 million in fiscal 1999. Diluted earnings per share increased by 17% to $1.52 per share in fiscal 2000 from $1.30 per share in fiscal 1999 and basic earnings per share increased by 18% to $1.79 per share in fiscal 2000 from $1.52 per share in fiscal 1999.

RECEIVABLE PORTFOLIO AND ASSET QUALITY

      Finance receivables outstanding increased by $184.1 million, or 16%, to $1.321 billion at July 31, 2001 from $1.137 billion at July 31, 2000, as the amount of finance receivables originated exceeded amounts collected. At July 31, 2001, Financial Federal Credit Inc. ("Credit," a wholly-owned subsidiary) had $1.317 billion, or 99.7%, of total finance receivables and First Federal Commercial Inc. (a wholly owned subsidiary) had the balance of finance receivables.

      The allowance for possible losses increased to $21.9 million at July 31, 2001 from $19.0 million at July 31, 2000, and was 1.66% of finance receivables at July 31, 2001 as compared to 1.68% at July 31, 2000. The allowance is periodically reviewed by the Company's management and is estimated based on total finance receivables, net credit losses incurred and management's current assessments of the risks inherent in the Company's finance receivables from national and regional economic conditions, industry conditions, concentrations, the financial condition of counterparties and other factors. An increase in the level of the allowance may be necessary based on unexpected changes in these factors.

      The equipment collateral securing the Company's finance receivables generally possesses certain characteristics that have served to mitigate potential credit losses. Such characteristics include an economic life that exceeds the term of the transaction, a low level of technological obsolescence, applications in multiple industries, ease of accessibility and transporting, and a broad, established resale market. These characteristics and management's experience with and knowledge of the equipment collateral, have mitigated the Company's net credit losses.

      Net credit losses (write-downs of receivables less subsequent recoveries) incurred on the Company's finance receivables were $2.1 million in fiscal 2001 and $604,000 in fiscal 2000. Net credit losses, expressed as a percentage of average finance receivables outstanding ("loss ratio"), was 0.17% in fiscal 2001 and 0.06% in fiscal 2000. Non-performing assets were $34.4 million, or 2.6% of total finance receivables, at July 31, 2001, compared to $16.2 million, or 1.4% of total finance receivables, at

July 31, 2000. Non-performing assets include finance receivables classified as non-accrual (income recognition has been suspended) and assets received to satisfy finance receivables. Delinquent finance receivables (transactions with a contractual payment more than 60 days past due) were $24.8 million, or 1.9% of total finance receivables, at July 31, 2001, compared to $17.3 million, or 1.5% of total finance receivables, at July 31, 2000. At July 31, 2001, approximately 50% of the Company's non-performing assets were not delinquent.

      The Company's non-performing assets, delinquent finance receivables and net credit losses have increased primarily because of the weakening domestic economy. A continued economic weakening could cause additional increases in the levels of the Company's non-performing assets, delinquent finance receivables and net credit losses. Increases in the Company's net credit losses could have a negative effect on the Company's earnings through additional increases in the provision for possible losses and increases in the Company's non-performing assets could have a negative effect on the Company's earnings through decreased revenue. Although the Company's non-performing assets, delinquent receivables and net credit losses have increased and could continue to increase, their current and expected levels are below historical and current industry standards.

      The Company's finance receivables reflect certain industry and geographic concentrations of credit risk. These concentrations arise from counterparties having similar economic characteristics that could cause their ability to meet their contractual obligations to the Company to be similarly affected by changes in economic or other conditions. At July 31, 2001, the major industry concentrations are construction related--39%, road transportation--28%, waste services--14% and manufacturing--12%. The major regional geographic concentrations are Southeast--32%, Northeast--21% and Southwest--18%.

LIQUIDITY AND CAPITAL RESOURCES

      The Company is dependent upon the continued availability of funds to originate or acquire finance receivables and to purchase portfolios of finance receivables. The Company may obtain required funds from a variety of sources, including operating cash flow, dealer placed and directly issued commercial paper, borrowings under committed unsecured revolving credit facilities, private and public issuances of term debt, conduit and term securitizations of its finance receivables and sales of common and preferred equity. Management believes, but cannot assure, that the Company has available sufficient liquidity to support its future operations.

      The Company has obtained the majority of its senior borrowings through Credit and has obtained the balance of its borrowings through Financial Federal Corporation ("Financial," the parent company).

      Credit has received investment grade credit ratings on its commercial paper and senior term notes. Credit's commercial paper is rated "F-2" by Fitch, Inc. and Credit's senior term notes are rated "BBB" by Fitch, Inc. These credit ratings provide Credit with greater access to capital markets.

      Total debt increased by $140.2 million to $1.025 billion at July 31, 2001 from $884.8 million at July 31, 2000 and stockholders' equity increased by $34.0 million to $206.4 million at July 31, 2001 from $172.4 million at July 31, 2000. These increases, combined with increases in the Company's accrued expenses and other liabilities, were used primarily to fund the increase in finance receivables.

      In September 2000, the Company established a $200 million Medium Term Note Program and issued the following fixed rate term notes thereunder in October 2000 and March 2001, respectively: $38.0 million of 8.5% notes that mature in May 2003 and $65.0 million of 7.05% notes that mature in April 2004. At July 31, 2001, $97.0 million was available under the program for future issuances of term notes. During fiscal 2001, the Company also issued $40.0 million of bank term loans with maturities of two and three years and repaid $35.0 million of senior term notes at their scheduled maturity.

      Credit established a $125 million on-balance sheet revolving asset securitization facility in July 2001. Under the facility, outstanding borrowings, $125.0 million at July 31, 2001, are limited to a minimum level of securitized receivables. When borrowings exceed the minimum level, Credit has the option to repay the excess or to securitize additional receivables. Credit can securitize additional receivables during the one-year term of the facility. If the facility is not renewed at the end of the one-year term, Credit has the option to repay borrowings outstanding or to convert them into term debt. The term debt would be repaid monthly based on amounts collected from securitized receivables. Credit currently intends to exercise the conversion option. Based on the expected collections from securitized receivables at July 31, 2001, the term

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (continued)

debt would be fully repaid by July 2004. The interest rate on outstanding borrowings reprices monthly and was 4.0% at July 31, 2001.

      Financial and Credit are each direct issuers of their own commercial paper. Credit also issues commercial paper through a $350.0 million program with recognized dealers. The Company's commercial paper is unsecured and matures within 270 days. The Company has not obtained commitments from any purchaser of its commercial paper for additional or future purchases. Increases in commercial paper are generally offset by decreases in bank and other borrowings, and vice versa.

      Commercial paper outstanding at July 31, 2001 was $143.8 million, a decrease of $192.0 million from the $335.8 million outstanding at July 31, 2000. In fiscal 2001, the Company increased borrowings under its committed unsecured revolving bank credit facilities and decreased commercial paper borrowings to vary the maturities and lower the cost of its short-term debt. The Company's current policy is to maintain committed revolving credit facilities from banks so that the aggregate amount available thereunder exceeds commercial paper outstanding.

      At July 31, 2001, Credit had $460.0 million of committed unsecured revolving credit facilities from fifteen banks; $220.0 million with original terms ranging from two to five years under which $86.1 million was borrowed and $240.0 million with an original term of one year or less under which $58.0 million was borrowed. At July 31, 2001, $185.0 million of the long-term revolving credit facilities expire after one year. At July 31, 2001, Credit also had $125.0 million of term loans from eight banks with maturities ranging from January 2002 to June 2004.

      Information on the combined amounts and interest rates of the Company's commercial paper and bank borrowings follows:

                                               ------
--------------------------------------------------------------------------------
(dollars in millions)                           2001         2000         1999
================================================================================
Maximum amount out-
  standing during the year                     $459.3       $399.3       $370.9
Average amount out-
  standing during the year                      408.0        348.5        340.6
Amount outstanding at
  year end                                      287.9        379.7        349.5
Weighted average interest rate:
    During the year                               6.2%         6.1%         5.4%
    End of the year                               4.3          6.8          5.4
                                               ------

      Credit's debt agreements contain certain restrictive covenants including limitations on indebtedness, encumbrances, investments, dividends and other distributions from Credit to Financial, sales of assets, mergers and other business combinations, capital expenditures, interest coverage and the minimum adjusted net worth of Credit.

MARKET INTEREST RATE RISK AND SENSITIVITY

      The Company's earnings are sensitive to fluctuations in market interest rates. Generally, based on the Company's current mix of fixed rate and variable rate finance receivables and debt, increases in interest rates could have a negative impact on earnings and decreases in rates could have a positive impact on earnings. This is primarily due to the Company having more variable rate and short-term debt than fixed rate term debt and more fixed rate finance receivables than variable rate finance receivables. Therefore, when market interest rates rise, the Company's borrowing costs could increase faster than the yield on its finance receivables. Conversely, when market interest rates decline, the Company's borrowing costs could decrease faster than the yield on its finance receivables. These broad statements do not take into account the effects that market interest rate fluctuations could have on the economy.

      The net yield of the Company's finance receivables less the weighted average cost of the Company's borrowed funds represents the Company's net interest spread, an important measure of a finance company's profitability. The Company's net interest spread for the last three fiscal years follows:

                                                     ----
--------------------------------------------------------------------------------
Year Ended July 31,                                  2001       2000       1999
================================================================================
Net yield of finance receivables                     11.2%      10.8%      10.5%
Weighted average cost
  of borrowed funds                                   6.7%       6.5%       5.9%
--------------------------------------------------------------------------------
Net interest spread                                   4.5%       4.3%       4.6%
================================================================================
                                                     ----

      Market interest rates increased from May 2000 through December 2000 and then declined rapidly during the rest of fiscal 2001. This resulted in an increase in the Company's net interest spread in fiscal 2001 because of the mix of the Company's fixed rate and variable rate receivables and debt.

      The Company monitors and manages its exposure to market interest rate fluctuations through risk management procedures that may include using certain derivative financial instruments such as interest rate swaps and changing the proportion of its term versus short-term debt. The

Company uses derivative financial instruments to hedge its exposure to interest rate risk on certain debt obligations. The Company does not use derivatives for speculation and the Company does not trade derivatives. The Company did not have any derivative positions at July 31, 2001. The Company may enter into interest rate swaps and locks and other derivative financial instruments in the future.

      At July 31, 2001, fixed rate term debt totaled $538.5 million or 53% of total debt outstanding. The Company's other debt at July 31, 2001, comprising commercial paper, bank borrowings, securitization financing and variable rate term loans, reprices as follows: $444.7 million, or 91%, within one month, $34.4 million, or 7%, within the following two months and the remainder, $7.5 million, or 2%, within the following six months.

      At July 31, 2001, $1.195 billion, or 90%, of finance receivables provided for interest at fixed rates and $125.6 million, or 10%, of finance receivables provided for interest at variable rates indexed to the prime rate. The Company's finance receivables generally have original maturities ranging from two to five years and provide for monthly installments. The Company experiences some prepayments on its finance receivables that accelerate the scheduled maturities. At July 31, 2001, $408.6 million of fixed rate finance receivables are scheduled to mature within one year and the weighted average remaining term of fixed rate finance receivables is 3.3 years.

      The total of fixed rate term debt of $538.5 million and stockholders' equity of $206.4 million was $744.9 million at July 31, 2001. Due to the significant excess of the Company's fixed rate finance receivables over this amount, the Company's net interest spread could be affected by fluctuations in market interest rates. The Company does not seek to match the maturities of its debt to its finance receivables.

      The Company periodically calculates the effect on net earnings of a hypothetical, immediate 100 basis point (1.0%) increase in market interest rates. At July 31, 2001, such a hypothetical increase in market interest rates would reduce annual net earnings by approximately $1.0 million and would reduce the Company's net interest spread by approximately 25 basis points (0.25%). The 100 basis point increase represents a 23% increase over the weighted average interest rate on the Company's short-term and variable rate borrowings at July 31, 2001.

      The calculated reduction in net earnings assumes the occurrence of an adverse change in market interest rates. Actual future changes in market interest rates may differ materially and their effect on the Company's net earnings may also differ materially due to changes in the Company's finance receivable and debt repricing structures. The calculation also does not take into account the complexities that could accompany an actual immediate 100 basis point increase in market interest rates.

NEW ACCOUNTING STANDARDS

      In August 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These Statements require the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives are accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material effect on the Company's earnings or financial position.

      In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but carries over most of the existing provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company adopted SFAS No. 140 after March 31, 2001.

CHANGES IN ACCOUNTANTS

      On October 19, 2000, the Board of Directors, on the recommendation of the Audit Committee, appointed the firm of Arthur Andersen LLP as the Company's independent public accountants for the fiscal year ending July 31, 2001 and dismissed Eisner & Lubin LLP ("Eisner & Lubin"). Eisner & Lubin's report on the financial statements of the Company for the fiscal years 1999 and 2000 did not contain any adverse opinion or disclaimer of opinion nor was it in any way qualified or modified as to uncertainty, audit scope or accounting principles.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION (continued)

      The decision to change accountants was recommended by management and approved by the Audit Committee of the Board of Directors as well as the full Board.

      During fiscal years 1999 and 2000, and the interim period preceding the dismissal, there have been no disagreements between the Company and Eisner & Lubin on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure. The Company has never been advised by Eisner & Lubin that internal controls necessary for the Company to develop reliable financial statements do not exist or that any information has come to the attention of Eisner & Lubin which would have caused it not to be able to rely on management's representations or that has made Eisner & Lubin unwilling to be associated with the financial statements prepared by management. Eisner & Lubin has not advised the Company of any need to significantly expand the scope of its audit or that information has come to their attention that upon further investigation may materially impact on the fairness or reliability of a previously issued audit report or financial statements issued or to be issued or which would cause them to be unwilling to rely on management's representations or be associated with the Company's financial statements.

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

FORWARD-LOOKING STATEMENTS

      Certain statements in this document may include the words or phrases "can be," "expects," "may affect," "may depend," "believe," "estimate," "intend," "could," and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions you that any forward-looking information provided by or on its behalf is not a guarantee of future performance. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation, (i) the ability to obtain funding on acceptable terms, (ii) changes in the risks inherent in the Company's receivables portfolio and the adequacy of the Company's reserves, (iii) changes in market interest rates, (iv) changes in economic, financial, and market conditions, (v) changes in competitive conditions and (vi) the loss of key executives or personnel. Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Financial Federal Corporation

      We have audited the accompanying consolidated balance sheet of Financial Federal Corporation and subsidiaries as of July 31, 2001 and the related consolidated statements of stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Financial Federal Corporation as of July 31, 2000 and the related statements of stockholders' equity, operations and cash flows for each of the two years in the period ended July 31, 2000 were audited by other auditors whose report dated August 31, 2000 expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Federal Corporation and subsidiaries as of July 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

New York, New York
August 31, 2001

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars In Thousands)

                                                                                         -----------
--------------------------------------------------------------------------------------------------------------------
July 31,                                                                                     2001          2000
====================================================================================================================
ASSETS
Finance receivables                                                                      $ 1,321,226    $ 1,137,135
Allowance for possible losses                                                                (21,938)       (19,048)
--------------------------------------------------------------------------------------------------------------------
  Finance receivables--net                                                                 1,299,288      1,118,087
Cash                                                                                          10,251          6,068
Other assets                                                                                   4,124          3,630
--------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                       $ 1,313,663    $ 1,127,785
====================================================================================================================
LIABILITIES
Senior debt:
  Long-term ($15,622 at July 31, 2001 and $37,073 at July 31, 2000
    due to related parties)                                                              $   703,584    $   608,662
  Short-term                                                                                 228,014        182,686
Subordinated debt ($2,951 at July 31, 2001 and $4,681 at July 31, 2000
  due to related parties)                                                                     93,485         93,490
Accrued interest, taxes and other liabilities                                                 53,082         43,555
Deferred income taxes                                                                         29,087         26,969
--------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                      1,107,252        955,362
--------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock--$1 par value, authorized 5,000,000 shares                                        --             --
Common stock--$.50 par value, authorized 100,000,000 shares, shares issued: 16,540,329
  (net of 136,961 treasury shares) at July 31, 2001 and 14,958,379 at July 31, 2000            8,270          7,479
Additional paid-in capital                                                                    62,921         58,785
Warrants--issued and outstanding 1,606,500 in 2000                                                --             29
Retained earnings                                                                            135,220        106,130
--------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                               206,411        172,423
--------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $ 1,313,663    $ 1,127,785
====================================================================================================================
                                                                                         -----------

The notes to consolidated financial statements are made a part hereof.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars and Share Amounts In Thousands)

                                                     Common Stock--$.50 Par Value
                                                ------------------------------------
                                                Number                     Additional
                                                  of                        Paid-in                   Retained
                                                Shares       Par Value      Capital      Warrants     Earnings
================================================================================================================
Balance at August 1, 1998                        14,843       $ 7,421       $ 57,869       $ 29       $  57,910
  Repurchases of common stock                       (99)          (49)          (572)                    (1,100)
  Exercise of stock options                         116            58            796
  Tax benefit relating to stock options                                           22
  Net earnings                                                                                           22,598
----------------------------------------------------------------------------------------------------------------
Balance at July 31, 1999                         14,860         7,430         58,115         29          79,408
  Exercise of stock options                          98            49            653
  Other                                                                           17
  Net earnings                                                                                           26,722
----------------------------------------------------------------------------------------------------------------
Balance at July 31, 2000                         14,958         7,479         58,785         29         106,130
  Exercise of warrants                            1,607           803          3,723        (29)
  Exercise of stock options                         112            56          1,003
  Common stock received in connection with
    exercise of warrants (held in treasury)        (137)          (68)          (789)                    (2,526)
  Restricted stock                                                                76
  Other                                                                          123
  Net earnings                                                                                           31,616
----------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 2001                         16,540       $ 8,270       $ 62,921       $  0       $ 135,220
================================================================================================================

The notes to consolidated financial statements are made a part hereof.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars In Thousands, Except Per Share Amounts)

                                                            ---------
-----------------------------------------------------------------------------------------------
Years Ended July 31,                                          2001         2000         1999
===============================================================================================
Finance income                                              $ 138,278    $ 111,513    $ 89,118
Interest expense                                               64,397       52,205      39,169
-----------------------------------------------------------------------------------------------
  Net finance income before provision for possible losses
    on finance receivables                                     73,881       59,308      49,949
Provision for possible losses on finance receivables            4,975        3,450       3,100
-----------------------------------------------------------------------------------------------
  Net finance income                                           68,906       55,858      46,849
Gain on debt retirement                                            --          764         685
Salaries and other expenses                                   (17,139)     (12,990)    (10,705)
-----------------------------------------------------------------------------------------------
  Earnings before income taxes                                 51,767       43,632      36,829
Provision for income taxes                                     20,151       16,910      14,231
-----------------------------------------------------------------------------------------------
  NET EARNINGS                                              $  31,616    $  26,722    $ 22,598
===============================================================================================
EARNINGS PER COMMON SHARE:
  Diluted                                                   $    1.75    $    1.52    $   1.30
===============================================================================================
  Basic                                                     $    1.99    $    1.79    $   1.52
===============================================================================================
                                                            ---------

The notes to consolidated financial statements are made a part hereof.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars In Thousands)

                                                                  ---------
------------------------------------------------------------------------------------------------------
Years Ended July 31,                                                2001         2000         1999
======================================================================================================
Cash flows from operating activities:
  Net earnings                                                    $  31,616    $  26,722    $  22,598
  Adjustments to reconcile net earnings to net cash provided by operating activities:
      Provision for possible losses on finance receivables            4,975        3,450        3,100
      Depreciation and amortization                                   9,487        7,419        6,140
      Deferred income taxes                                           2,118        4,708        6,144
      Gain on debt retirement                                            --         (764)        (685)
      Decrease (increase) in other assets                              (304)         587          187
      Increase in accrued interest, taxes and other liabilities       9,527       14,055        5,560
------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                    57,419       56,177       43,044
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Finance receivables originated                                   (735,705)    (719,194)    (689,718)
  Finance receivables collected                                     540,533      523,111      507,364
  Other                                                                (605)        (449)        (362)
------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                      (195,777)    (196,532)    (182,716)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Commercial paper--maturities 90 days or less (net)               (185,479)      62,628      (29,949)
  Commercial paper--maturities greater than 90 days:
    Proceeds                                                        143,330       87,762       96,360
    Repayments                                                     (149,870)     (98,044)     (94,135)
  Bank borrowings--net proceeds (repayments)                        100,210      (22,150)      62,570
  Proceeds from asset securitization financing                      125,000           --           --
  Repurchases of convertible subordinated notes                          --       (3,536)      (3,815)
  Proceeds from senior term notes                                   143,000      132,000      115,000
  Repayments of senior term notes                                   (35,000)     (25,000)          --
  Variable rate senior notes--net proceeds (repayments)                (941)       6,500       (2,726)
  Repurchases of common stock                                            --           --       (1,721)
  Proceeds from exercise of warrants                                  1,114           --           --
  Proceeds from exercise of stock options                             1,059          702          854
  Other                                                                 118           17           22
------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                   142,541      140,879      142,460
------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                                  4,183          524        2,788
Cash--beginning of year                                               6,068        5,544        2,756
-----------------------------------------------------------------------------------------------------
CASH--END OF YEAR                                                 $  10,251    $   6,068    $   5,544
======================================================================================================
Supplemental disclosures of cash flow information:
  Interest paid                                                   $  61,778    $  49,544    $  38,519
======================================================================================================
  Income taxes paid                                               $  19,096    $   9,648    $   6,660
======================================================================================================
                                                                  ---------

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

(2) Description of Business--The Company provides collateralized lending, financing and leasing services nationwide to primarily middle-market commercial enterprises in the general construction, road and infrastructure construction and repair, manufacturing, road transportation and waste disposal industries. The Company lends against, finances and leases a wide range of revenue-producing equipment such as cranes, earth movers, machine tools, personnel lifts, trailers and trucks.

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

Write-downs are charged against the allowance for possible losses and subsequent recoveries of write-downs are credited to the allowance. Impaired receivables are written down to the underlying collateral's current estimated net liquidation value. Assets received to satisfy finance receivables are also written down to their current estimated net liquidation value.

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

(7) Derivative Financial Instruments--Derivative financial instruments are used by the Company to hedge its exposure to the effects of fluctuations in market interest rates on its debt. The Company does not use derivatives for speculation and the Company does not trade in derivatives. Derivatives used include interest rate swaps and locks. The net interest differentials on interest rate swaps were recorded as an adjustment to interest expense as incurred. The cash settlements on interest rate locks were deferred and are being amortized over the terms of the underlying hedged debt obligations. The Company had no derivative financial instruments at July 31, 2001.

      In August 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These Statements require the fair value of derivatives to be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives are accounted for depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material effect on the Company's earnings or financial position.

(8) Use of Estimates--The consolidated financial statements and the notes thereto were prepared in accordance with generally accepted accounting principles which require estimates and assumptions to be made by management that affect the amounts reported therein. Actual results could differ from those estimates.

(9) In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but carries over most of the existing provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company adopted SFAS No. 140 after March 31, 2001.

NOTE B: FINANCE RECEIVABLES

(1) Finance receivables comprise installment sale agreements and secured loans (including line of credit arrangements), collectively referred to as loans, that provide for interest at fixed rates, or variable rates generally indexed to the prime rate (as defined) and investments in direct financing leases, as follows:

                                                  ----------
--------------------------------------------------------------------------------
July 31,                                             2001                2000
================================================================================
Loans:
  Fixed rate                                      $  842,745          $  673,791
  Variable rate                                      118,038             111,019
--------------------------------------------------------------------------------
    Total                                            960,783             784,810
Direct financing leases                              360,443             352,325
--------------------------------------------------------------------------------
      Finance receivables                         $1,321,226          $1,137,135
================================================================================
                                                  ----------

      The approximate weighted average interest rates on fixed rate loans were 10.7% and 10.2% at July 31, 2001 and 2000, respectively.

(2) Direct financing leases comprised the following:

                                                   ---------
--------------------------------------------------------------------------------
July 31,                                              2001               2000
================================================================================
Minimum lease payments receivable                  $ 369,950          $ 362,177
Residual values                                       62,743             61,587
Unearned finance income                              (72,250)           (71,439)
--------------------------------------------------------------------------------
  Direct financing leases                          $ 360,443          $ 352,325
===============================================================================
                                                   ---------

(3) Finance receivables generally provide for monthly installments of equal or varying amounts for terms of two to five years. Annual contractual maturities of finance receivables at July 31, 2001 are as follows:

--------------------------------------------------------------------------------
                                                                         Direct
                                   Fixed             Variable          Financing
                                 Rate Loans         Rate Loans           Leases
================================================================================
2002                              $293,088           $ 46,589           $135,285
2003                               237,228             30,072            104,877
2004                               174,643             21,870             73,266
2005                                94,098             12,871             40,002
2006                                30,308              4,729             13,236
Thereafter                          13,380              1,907              3,284
--------------------------------------------------------------------------------
  Total                           $842,745           $118,038           $369,950
================================================================================

(4) The activity of the allowance for possible losses is summarized as follows:

                                   --------
--------------------------------------------------------------------------------
Year Ended July 31,                  2001              2000              1999
================================================================================
Balance--August 1                  $ 19,048          $ 16,202          $ 13,330
  Provision                           4,975             3,450             3,100
  Write-downs                        (4,170)           (2,342)           (1,125)
  Recoveries                          2,085             1,738               897
--------------------------------------------------------------------------------
Balance--July 31                   $ 21,938          $ 19,048          $ 16,202
================================================================================
                                   --------

(5) Non-performing assets were $34,389 (includes $19,420 of impaired loans) at July 31, 2001 and $16,169 (includes $7,273 of impaired loans) at July 31, 2000. Non-performing assets include finance receivables classified as non-accrual (income recognition has been suspended) and assets received to satisfy finance receivables. The average recorded investment in impaired loans was $12,192 in 2001 and $5,417 in 2000. Impaired loans exclude direct financing leases.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Amounts) (continued)

(6) The Company also provides commitments to extend credit. These commitments contain off-balance sheet risk. The Company uses the same credit policies and procedures in making these commitments as it does for finance receivables, as the credit risks are substantially the same. At July 31, 2001 and 2000, the unused portion of these commitments was $4,086 and $6,792, respectively.

NOTE C: DEBT

      Debt is summarized as follows:

                                                     ----------
--------------------------------------------------------------------------------
July 31,                                                2001              2000
================================================================================
Senior debt:
  Fixed rate term notes:
    5.90%-6.98% due 2002-2008                        $  170,000         $160,000
    7.05%-7.73% due 2003-2004                           170,000          120,000
    8.50%-8.89% due 2003-2005                           105,000           67,000
--------------------------------------------------------------------------------
      Total fixed rate term notes                       445,000          347,000
  Variable rate term notes due
    2002-2003                                            73,721           64,662
--------------------------------------------------------------------------------
      Total term notes                                  518,721          411,662
  Commercial paper                                      143,817          335,836
  Bank borrowings                                       144,060           43,850
  Asset securitization financing                        125,000               --
--------------------------------------------------------------------------------
      Total senior debt                                 931,598          791,348
--------------------------------------------------------------------------------
Subordinated debt:
  4.5% convertible subordinated
    notes due 2005                                       91,195           91,200
  8.0% subordinated debentures
    due 2003                                              2,290            2,290
--------------------------------------------------------------------------------
      Total subordinated debt                            93,485           93,490
--------------------------------------------------------------------------------
        Total debt                                   $1,025,083         $884,838
================================================================================
                                                     ----------

(1) The senior term notes were issued by Credit. Interest on fixed rate term notes is generally payable semi-annually. Interest rates on variable rate term notes are indexed to either LIBOR or domestic money market rates and generally reprice between thirty and ninety days. Prepayments of the fixed rate notes are generally subject to a premium based on yield maintenance formulas.

      In September 2000, Credit established a $200,000 Medium Term Note Program and subsequently issued $103,000 of fixed rate term notes thereunder. At July 31, 2001, $97,000 was available for future issuances of term notes.

(2) The Company issues commercial paper with a maximum term of 270 days. The weighted average interest rates on commercial paper outstanding at July 31, 2001 and 2000 were 4.2% and 6.8%, respectively.

(3) At July 31, 2001, Credit had $460,000 of committed unsecured revolving credit facilities with various banks expiring as follows: $275,000 within one year and $185,000 on various dates from December 2002 through May 2006. Credit generally incurs a fee on the unused portion of these facilities.

      Borrowings under these credit facilities, $144,060 at July 31, 2001, generally mature between one and ninety days and bear interest based on domestic money market rates or LIBOR, at Credit's option. The weighted average interest rates on borrowings outstanding at July 31, 2001 and 2000 were 4.4% and 7.2%, respectively.

(4) Credit established a $125,000 revolving asset securitization facility in July 2001. Based on the terms of the facility, proceeds received from securitized finance receivables are accounted for as secured borrowings, as opposed to sales of assets, for financial reporting purposes. Therefore, securitized finance receivables remain on the Company's Consolidated Balance Sheet.

      Outstanding borrowings are limited to a minimum level of securitized receivables. When borrowings exceed the minimum level, Credit has the option to repay the excess or to securitize additional receivables. Credit can securitize additional receivables during the one-year term of the facility. If the facility is not renewed at the end of the one-year term, Credit has the option to repay borrowings outstanding or to convert them into term debt. The term debt would be repaid monthly based on amounts collected from securitized receivables. Credit currently intends to exercise the conversion option. Based on the expected collections from securitized receivables at July 31, 2001, the term debt would be fully repaid by July 2004.

      At July 31, 2001, finance receivables in the accompanying consolidated balance sheet included $166,580 of securitized receivables and the interest rate on outstanding borrowings was 4.0%. The interest rate reprices monthly.

(5) The 4.5% convertible subordinated notes were issued by Financial and are due May 1, 2005. The notes are convertible into shares of the Company's common stock, at any time prior to maturity, at a conversion price of $30.15625 per share. Financial can call the notes at a 2.57% premium that decreases 25% annually commencing May 1, 2002. Interest on the notes is payable semi-annually. The notes are subordinated in right of payment to all existing and future senior indebtedness, as defined. In 2001, a holder converted $5 of these notes into the Company's common stock. Financial repurchased $4,300 principal amount of these notes in 2000 for $3,536 and $4,500 principal amount of these notes in 1999 for $3,815.

(6) The 8.0% subordinated debentures mature March 1, 2003 with interest payable semi-annually. The debentures are subordinated to senior debt and other debt designated by the Board of Directors and to certain other liabilities as provided for in the debentures.

(7) Credit's debt agreements contain certain restrictive covenants including limitations on indebtedness, encumbrances, dividends to Financial, capital expenditures, minimum net worth, interest coverage and sales of assets.

(8) At July 31, 2001, long-term senior debt (includes commercial paper and bank borrowings supported by credit facilities expiring after one year and the long-term portion of the securitization financing) and subordinated debt are due as follows: $369,074 in 2003, $236,800 in 2004, $171,195 in 2005, $15,000 in
2006 and $5,000 in 2008.

(9) Related party debt decreased in 2001 because certain holders of the Company's senior and subordinated debt ceased to be classified as related parties due to changes in stock ownership and the passing of the Company's then Chairman of the Board in November 2000. Related parties include officers, directors and their affiliates.

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

      The interest rate locks settled in 2000 and 1999 and the interest rate swaps expired in 2001. At July 31, 2000, the Company had interest rate swaps with a total notional amount of $25,000, weighted average receive and pay rates of 7.0% and 5.2%, respectively, and a weighted average remaining term of five months. The use of derivatives decreased interest expense by $65 in 2001 and $110 in 2000 and increased interest expense by $73 in 1999.

NOTE E: STOCKHOLDERS' EQUITY

      In December 2000, the Company and the majority of its warrant holders amended the warrant agreements for the purchase of the Company's common stock. The amendment permitted the warrant holders to exercise their warrants with previously owned common stock of the Company in lieu of cash at the holders' option.

      During the quarter ended January 31, 2001, after the amendment, all of the Company's 1,607 outstanding warrants were exercised. The total proceeds to the Company were $4,497 (1,125 warrants at an exercise price of $2.83 per warrant and 482 warrants at an exercise price of $2.72 per warrant). The Company received $1,114 and 137 shares of its common stock at an average market value of $24.70 per share. At July 31, 2001, the Company held the 137 shares in treasury.

      The Company established a common stock repurchase program in August 1996 and expanded the program in August 1998 to include repurchases of its convertible subordinated notes. Through July 31, 2001, the Company has acquired 360 shares of common stock and $8,800 principal amount of convertible subordinated notes. At July 31, 2001, $6,617 was available under the program for future repurchases.

NOTE F: STOCK OPTIONS

      The Company's 1998 stock option plan (the "1998 Plan") was approved by the Company's stockholders in December 1998. The 1998 Plan provides for 2,500 incentive or non-qualified stock options to be granted to officers, other employees and directors of the Company and expires

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Amounts) (continued)

in September 2008. The Company's prior stock option plan expired in September 1999. Under both plans, the exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date granted and the maximum term of an option is ten years.

      Options outstanding at July 31, 2001 were generally granted with terms of five, six or ten years and generally vest (become exercisable) over periods of four to seven years. At July 31, 2001, 1,815 shares of common stock were available for future grants of options.

      Stock option activity and related information is summarized as follows:

--------------------------------------------------------------------------------
                                                                        Weighted
                                                                         Average
                                                          Number of     Exercise
                                                           Options        Price
================================================================================
Outstanding at August 1, 1998                                 726        $12.80
  Granted                                                     200         18.63
  Exercised                                                  (116)         7.31
  Canceled                                                     (8)        18.68
-------------------------------------------------------------------
Outstanding at July 31, 1999                                  802         15.00
  Granted                                                     350         18.63
  Exercised                                                   (98)         7.16
  Canceled                                                    (14)        18.32
-------------------------------------------------------------------
Outstanding at July 31, 2000                                1,040         16.92
  Granted                                                     661         23.32
  Exercised                                                  (135)        11.75
  Canceled                                                     (8)        19.46
===================================================================
Outstanding at July 31, 2001                                1,558         20.06
-------------------------------------------------------------------
Exercisable at July 31:
  2001                                                        375        $17.05
  2000                                                        360         15.66
  1999                                                        167          8.19

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

      The exercise prices of options outstanding at July 31, 2001 ranged from $7.89 to $25.15. Additional information by price range follows:

--------------------------------------------------------------------------------
                                                             Price Range
--------------------------------------------------------------------------------
                                                       Over $18        Under $12
================================================================================
Outstanding:
  Number                                                   1,384             174
  Weighted average exercise price                         $21.36           $9.77
  Weighted average remaining
    contractual life (in years)                              5.2             1.6
Exercisable:
  Number                                                     274             101
  Weighted average exercise price                         $19.57          $10.22

      Pro forma amounts of net earnings and earnings per share, determined as if compensation expense attributable to stock options had been recognized using the fair value method under SFAS 123, follow:

                                                   -------
--------------------------------------------------------------------------------
Year Ended July 31,                                  2001       2000       1999
================================================================================
Net earnings                                       $29,825    $25,394    $21,706
Earnings per share:
  Diluted                                          $  1.67    $  1.46    $  1.26
  Basic                                            $  1.88    $  1.70    $  1.46
                                                   -------

      The Company estimated the following weighted average grant date fair values for options granted using the Black-Scholes option-pricing model based on the following assumptions:

                                                    -----
--------------------------------------------------------------------------------
Year Ended July 31,                                 2001       2000       1999
================================================================================
Weighted average grant date
  fair value                                        $8.88      $7.46      $7.08
Assumptions:
  Weighted average risk-free
    interest rate                                     4.8%       5.9%       4.6%
  Expected stock price
    volatility rate                                    37%        35%        29%
  Weighted average expected
    life of options granted
    in years                                          4.5        4.8        6.0
                                                    -----

      In February 2001, the Company awarded 55,500 shares of restricted stock to certain of its senior officers. The shares vest ratably over four years. The market value of the shares when awarded was $28.70 per share. Compensation expense of $166 was recorded in 2001 for the award.

NOTE G: EARNINGS PER COMMON SHARE

      Earnings per common share was calculated as follows:

                                               -------
--------------------------------------------------------------------------------
Year Ended July 31,                              2001         2000        1999
================================================================================
Net earnings (used for basic
  earnings per share)                          $31,616      $26,722      $22,598
Effect of convertible securities                 2,883        2,948        3,066
--------------------------------------------------------------------------------
Adjusted net earnings (used for
  diluted earnings per share)                  $34,499      $29,670      $25,664

Weighted average common
  shares outstanding (used for
basic earnings per share)                       15,895       14,895       14,860
Effect of dilutive securities:
  Convertible notes                              3,024        3,095        3,237
  Warrants                                         542        1,375        1,400
  Stock options                                    302          206          314
--------------------------------------------------------------------------------
Adjusted weighted average
  common shares and assumed
  conversions (used for diluted
  earnings per sha)                             19,763       19,571       19,811
================================================================================
Net earnings per common share:
  Diluted                                      $  1.75      $  1.52      $  1.30
================================================================================
  Basic                                        $  1.99      $  1.79      $  1.52
================================================================================
                                               -------

NOTE H: INCOME TAXES

(1) The provision for income taxes comprised the following:

                                               -------
--------------------------------------------------------------------------------
Year Ended July 31,                              2001         2000         1999
================================================================================
Currently payable:
  Federal                                      $15,223      $10,563      $ 7,044
  State                                          2,810        1,639        1,043
--------------------------------------------------------------------------------
    Total                                       18,033       12,202        8,087
Deferred                                         2,118        4,708        6,144
--------------------------------------------------------------------------------
    Provision for income taxes                 $20,151      $16,910      $14,231
================================================================================
                                               -------

(2) Income taxes computed at statutory federal rates are reconciled to the provision for income taxes as follows:

                                               -------
--------------------------------------------------------------------------------
Year Ended July 31,                              2001         2000         1999
================================================================================
Federal income tax at
  statutory rates                              $18,118      $15,271      $12,890
State taxes (net of federal
  income tax benefit)                            2,033        1,639        1,341
--------------------------------------------------------------------------------
    Provision for income taxes                 $20,151      $16,910      $14,231
================================================================================
                                               -------

(3) Deferred income taxes comprised the tax effect of the following temporary differences:

                                                    --------
--------------------------------------------------------------------------------
July 31,                                              2001               2000
================================================================================
Deferred tax liabilities:
  Leasing transactions                              $ 34,013           $ 32,209
  Finance income and other                             5,323              3,955
--------------------------------------------------------------------------------
    Total                                             39,336             36,164
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for possible losses                       (8,505)            (7,369)
  Other liabilities                                   (1,744)            (1,826)
--------------------------------------------------------------------------------
    Total                                            (10,249)            (9,195)
--------------------------------------------------------------------------------
      Deferred income taxes                         $ 29,087           $ 26,969
================================================================================
                                                    --------

NOTE I: LEASE COMMITMENTS

      The Company occupies office space under leases expiring through 2007. At July 31, 2001, minimum future annual rentals due under these leases are $933 in 2002, $752 in 2003, $594 in 2004, $415 in 2005, $355 in 2006 and $84 thereafter.
Office rent expense was $1,208 in 2001, $1,012 in 2000 and $836 in 1999.

NOTE J: CONCENTRATION OF CREDIT RISK

      The Company manages its exposure to the credit risk associated with its finance receivables through established credit policies and procedures that include obtaining a first lien on equipment collateral on each transaction. The Company evaluates equipment collateral on an ongoing basis and focuses on lending against, financing and leasing equipment collateral that has an economic life exceeding the term of the receivable, is not subject to rapid technological obsolescence, has applications in multiple industries, is easily accessible and movable and has a broad resale market. The Company may also obtain additional equipment or other collateral, third party guarantees and/or hold back a portion of the amount financed.

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

                                                           ----
--------------------------------------------------------------------------------
July 31,                                                   2001             2000
================================================================================
Industry:
  Construction related                                      39%              41%
  Road transportation                                       28               25
  Waste services                                            14               14
  Manufacturing                                             12               13
Geographic region:
  Southeast                                                 32%              29%
  Northeast                                                 21               22
  Southwest                                                 18               19
                                                           ----

NOTE K: FAIR VALUES OF FINANCIAL INSTRUMENTS

      The Company's financial instruments comprise cash, finance receivables (excluding leases), commitments to extend credit, debt and interest rate swaps. The following methods were used to estimate the fair value of these financial instruments.

      The carrying values of cash, commercial paper, bank borrowings, the asset securitization financing and interest rate swaps approximated their fair values based on their short-term maturities.

      The fair value of the senior term notes was approximately $524,800 and $403,300 at July 31, 2001 and 2000, respectively. These fair value computations were based on the future cash flows of the senior term notes discounted at current rates for debt with similar terms and maturities.

      The fair value of the 4.5% convertible subordinated notes approximated their carrying value at July 31, 2001 and was approximately $73,200 at July 31, 2000 based on their quoted market prices. The carrying value of the 8.0% subordinated debentures was estimated to approximate their fair value at July 31, 2001 and 2000 based on their future cash flows discounted at current rates for debt with a similar term and maturity.

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

NOTE L: SELECTED QUARTERLY DATA (UNAUDITED)

                                       -----------------------------------------
                                                              Earnings per Share
--------------------------------------------------------------------------------
                                       Revenues  Net Earnings  Diluted     Basic
================================================================================
Fiscal 2001, three months ended:
  October 31, 2000                     $33,093      $7,272      $0.41      $0.49
  January 31, 2001                      34,760       7,730       0.43       0.49
  April 30, 2001                        34,825       8,010       0.44       0.49
  July 31, 2001                         35,600       8,604       0.47       0.52

Fiscal 2000, three months ended:
  October 31, 1999                     $25,420      $6,240      $0.36      $0.42
  January 31, 2000                      26,667       6,747       0.38       0.45
  April 30, 2000                        28,194       6,838       0.39       0.46
  July 31, 2000                         31,232       6,897       0.39       0.46

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
STOCK PRICE HISTORY AND DIVIDEND POLICY

      The Company's common stock is traded on the New York Stock Exchange under the symbol "FIF." The quarterly high and low closing sales prices per share of the common stock as reported by the New York Stock Exchange follow:

                                               ---------------
                                               ---------------------------------
                                                 Fiscal 2001       Fiscal 2000
--------------------------------------------------------------------------------
                                                High      Low     High      Low
================================================================================
First Quarter ended October 31                 $24.19   $18.50   $23.69   $18.38
Second Quarter ended January 31                $27.50   $21.38   $22.94   $17.50
Third Quarter ended April 30                   $29.60   $23.60   $19.38   $16.50
Fourth Quarter ended July 31                   $28.99   $22.49   $21.69   $17.38
                                               ---------------

      The Company presently has no intention of paying cash dividends in the foreseeable future.

FINANCIAL FEDERAL CORPORATION AND SUBSIDIARIES
CORPORATE DIRECTORY

OFFICERS

Paul R. Sinsheimer
Chief Executive Officer
and President

John V. Golio
Executive Vice President

Daniel J. McDonough
Executive Vice President

Michael C. Palitz
Executive Vice President
and Treasurer

William M. Gallagher
Senior Vice President

Troy H. Geisser
Senior Vice President and Secretary

Steven F. Groth
Senior Vice President and
Chief Financial Officer

Thomas P. Kehrer
Senior Vice President

Jeanne McDonald
Senior Vice President

Angelo G. Garubo
Vice President and General Counsel

Julian C. Green, Jr.
Vice President

David H. Hamm
Vice President and Controller

Ted Wooldridge
Vice President

OFFICERS OF SUBSIDIARIES ONLY

Senior Vice President

Michael L. Leonard

Vice Presidents

John D. Crum
William J. Flaherty
J. D. Magness
W. J. Mattocks
James H. Mayes, Jr.
Kevin T. McGinn
Michael A. Nelson
Gary L. Pace
Donald G. Pokorny
Nicholas R. Roberto
Rodney S. Sepulvado
Len T. Spragins, III
Lawrence Wyluda

Administrative Vice Presidents

Donna L. Frate
Thomas G. Kassakatis
Kimberly P. Walter

Regional Vice Presidents

Patrick Armbrister
Gary Barnes
Kenneth Blackman
Linda Brown
Johnie E. Christ
Bryan D. Cunningham
M. R. Escamilla
James D. Esposito
Thomas A. Fahl
Gary S. Fisher
Thomas J. Inserno
Howard L. Jester, Jr.
James M. Keesee
Laurence F. Kimmel
Gregory D. Lile
Thomas E. Myers
William R. Pritchett
James R. Scappi
Mark A. Scott
William K. Toon
Thomas L. Tornee

Assistant Vice Presidents

Terrill E. Carter
Harry Cassady
Barbara A. Constantino
James J. Grant
Robert Grawl, Jr.
Chris L. Jones
Edward J. Keller
Vance Neathery, Jr.
Andrew G. Remias
Marc S. Wilder

Assistant Treasurers

Sheri A. Hudson
Randall W. Silver

Assistant Secretaries

Jennifer D. Allman-Schultz
Anthony Cornacchia
James R. Hicks
Julie A. Jones
Brian J. Kerrins
Christopher T. Messer
Steven R. Miller
Geoffrey A. Sprigle
Gregory R. Treichler
James M. Woods

Assistant Controller

Georgia A. Radley

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

William C. MacMillen, Jr.
President
William C. MacMillen & Co., Inc.
Investment Bankers

Bernard G. Palitz
President
Gregory Capital Corporation
Investments

Michael C. Palitz
Executive Vice President and Treasurer
Financial Federal Corporation

Thomas F. Robards
Chief Financial Officer
Datek Online Holdings Corp.

Paul R. Sinsheimer
Chairman of the Board and
Chief Executive Officer
Financial Federal Corporation

H. E. "Tim" Timanus, Jr.
President and
Chief Operating Officer
Prosperity Bank

LOCATIONS

Headquarters
733 Third Avenue
New York, NY 10017
(212) 599-8000

Full Service Operations Centers
1300 Post Oak Boulevard
Houston, TX 77056
(713) 439-1177

4225 Naperville Road
Lisle, IL 60532
(630) 986-3900

300 Frank W. Burr Boulevard
Teaneck, NJ 07666
(201) 801-0300

201 McCullough Drive
Charlotte, NC 28262
(704) 549-1009

4500 Mall Boulevard
Union City, GA 30291
(770) 774-7060

7 Corporate Park
Irvine, CA 92612
(949) 757-1232

Website
www.financialfederal.com

SECURITIES LISTINGS

Common stock
New York Stock Exchange
Symbol FIF

Convertible subordinated notes
New York Stock Exchange

TRANSFER AGENTS
AND REGISTRARS

Common stock
The Bank of New York
New York, NY

Convertible subordinated notes
Bank One, N.A.
New York, NY

ANNUAL MEETING

The annual meeting of shareholders will be held at 270 Park Avenue, New York, NY on December 11, 2001 at 10 a.m. Eastern Time.

CORPORATE INFORMATION

For a copy of Form 10-K or other information about the Corporation contact:

Investor Relations
Financial Federal Corporation
733 Third Avenue
New York, NY 10017
(212) 599-8000
investorrelations@financialfederal.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

Financial Federal Corporation
733 Third Avenue
New York, NY 10017